2007 ANNUAL REPORT

For The Year Ended

December 31, 2007

  INCLUDES

CONSOLIDATED FINANCIAL STATEMENTS

AND

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

AND

MINERAL PROPERTY SUMMARIES AND NEWS RELEASES

Date of Report – April 11, 2008

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch. SMXMF - OTC BB

S  A  M  E  X     M  I  N  I  N  G     C  O  R  P.

HIGHLIGHTS FOR 2007

Raised $4,594,000 By Private Placement of 5,742,500 Units at $0.80 per Unit

Expended $3,797,308 On Exploration & Mineral Interests

Completed 10,309 Meters of Drilling - INCA Project, Chile

Purchased Additional Mineral Concessions - INCA Project, Chile

Constructed New Camp, Expanded Access Roads, Prepared Drill Pads – Eskapa Project, Bolivia

THIS REPORT INCLUDES:

CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL STATEMENTS

MINERAL PROPERTY SUMMARIES, NEWS RELEASES

SAMEX MINERAL EXPLORATION PROPERTIES

SAMEX is exploring the mineral-rich Cordillera of Chile and Bolivia.

 This prolific mining belt hosts some of the world’s largest ore bodies.

CHILE	BOLIVIA
ESPEJISMO Gold Prospects	EL DESIERTO Porphyry Copper-Gold Prospect
INCA Porphyry Copper, Gold, Silver, Moly Prospects	ESKAPA Epithermal Gold-Silver, Copper Prospects
LOS ZORROS Gold, Copper, Silver Prospects	SANTA ISABEL Zinc-Silver-Lead-Indium-Copper-Gold Targets
TRES PUNTAS/CHIMBERO Silver Prospects	WALTER Vein/Intrusion Gold-Silver-Lead-Zinc-Copper-Bismuth
WARA WARA Sediment-Hosted Zinc-Silver-Lead-Copper Targets
YARETANI Shear & Sediment-Hosted Gold Targets

Website - www.samex.com

SAMEX trades in Canada on the TSX Venture Exchange - symbol: SXG

SAMEX is quoted in the United States on the OTC Bulletin Board - symbol: SMXMF

PRESIDENT’S LETTER TO THE SHAREHOLDERS

To Our Shareholders,

“Challenged But Resolute”

“When the going gets tough … the tough get going!”  That’s part of what it takes to survive in our sector.  As many of you already appreciate, mineral exploration is a tough and challenging business, and we’ve experienced several new sides of this over the past year.

From cost management, to contractor delays, to staff shortages, we’re experiencing the same difficulties as many of our competitors.  This is not offered as an excuse, simply as a fact.  It is my opinion, and there are similar thoughts emanating from many in mining today, that our sector has been under funded, under supported, or should I say malnourished for a very long time.  Although metal prices have risen, and in some cases such as copper, by quite a bit, it is our belief that, for our sector to really prosper and flourish, the world is going to have to “pay up” and accept the fact that prices will need to go much higher to bring back equity and sustained growth to our businesses.

Yes gold has attained new all time price highs, but as you well know, even adjusted for the “suspect” official inflation calculations, gold would have to fly somewhere past $2,200 USD to match the 1980’s top.  We’ve come a long way, yet we have a long way to go, and that is why we remain resolute.  Many “financial type” pundits have called a top in commodities for some time now.  We in the field believe that they are very, very wrong.  Besides, the same types offered us “sub-prime” investments for our short-term cash deposits. We didn’t believe them then either and thus avoided a liquidity crisis which was unfortunately experienced by some others when they tried to redeem their invested funds.

Our phase 1 drilling campaign at the INCA project in Chile has been a substantial undertaking, and as we sort through the enormous volume of new information, while integrating it with the historic activities, we are gaining a fuller appreciation of the districts potential.  This is a big project that requires a steady and thorough effort to advance it to its fullest value.  Throughout the past year we have entertained several larger parties who have expressed strong interest in possibly joint-venturing the project with us.  This may be the best way to more rapidly advance INCA, but we will proceed carefully so we don’t rush into a deal that short changes us over the long term.  I’m sure there will be many more deliberations over the coming months as we methodically seek the most favorable opportunities.

With gold and silver demonstrating renewed vigor, our thoughts are frequently turning to the many quality targets at our Los Zorros project as well.  The passage of time has only increased our confidence in our exploration efforts there and we are determined to secure the resources to facilitate the advancement of both INCA and Los Zorros simultaneously.  We are part way to accomplishing this already as we continue to embrace our challenges and remain resolute in our exploration efforts.

Thank you very much for your continued interest and support.  We can’t succeed without you.

“Jeffrey Dahl”

President

April 11th, 2008

GOLD AND SILVER (+COPPER, +MOLY) ARE PRECIOUS

AUDITORS’ REPORT

To the Shareholders of Samex Mining Corp.

We have audited the consolidated balance sheets of Samex Mining Corp. (an exploration stage company) as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and deficit, comprehensive loss and cash flows for the year ended December 31, 2007, the year ended December 31, 2006, and the thirteen month period ended December 31, 2005.  These financial statements are the responsibility of the company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the year ended December 31, 2007, the year ended December 31, 2006, and the thirteen month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 1, 2008 except for Note 10 that is of April 21, 2008

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements.  Our report to the shareholders dated April 3, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP

DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada

April 1, 2008 except for Note 10 that is of April 21, 2008

 FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED BALANCE SHEETS

	DECEMBER 31, 2007	DECEMBER 31, 2006
ASSETS

CURRENT
CASH AND CASH EQUIVALENTS	$1,325,170	$1,339,761
OTHER CURRENT ASSETS	104,753	66,297

	1,429,923	1,406,058

MINERAL INTERESTS (NOTE 3)	10,497,834	7,086,240
EQUIPMENT (NOTE 4)	155,739	112,702

	$12,083,496	$8,605,000

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES

CURRENT
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$106,463	$67,728

SHAREHOLDERS' EQUITY

SHARE CAPITAL (NOTE 6)	30,421,718	25,909,638

CONTRIBUTED SURPLUS (NOTE 6)	4,114,750	3,301,113

ACCUMULATED OTHER COMPREHENSIVE INCOME	17,727	-

DEFICIT	(22,577,162)	(20,673,479)

	11,977,033	8,537,272

	$12,083,496	$8,605,000

CONTINGENCY (NOTE 1)

COMMITMENTS (NOTE 3)

SUBSEQUENT EVENT (NOTE 10)

APPROVED BY THE DIRECTORS

“Jeffrey P. Dahl”

Jeffrey P. Dahl

“Larry D. McLean”

Larry D. McLean

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
GENERAL AND ADMINISTRATIVE EXPENSES

ACCOUNTING AND AUDIT	$46,334	$80,356	$25,509
AMORTIZATION	51,604	36,301	30,457
INTEREST INCOME	(62,686)	(20,925)	(16,307)
CONSULTING	208,936	15,480	21,490
FOREIGN EXCHANGE LOSS (GAIN)	90,980	31,846	(37,321)
LEGAL (NOTE 5)	73,053	59,978	77,768
MINERAL INTERESTS ADMINISTRATION AND INVESTIGATION COSTS	339,285	233,043	102,656
OFFICE, SUPPLIES, AND MISCELLANEOUS	96,251	84,499	76,365
PRINTING	1,675	3,380	2,845
REGULATORY FEES	40,322	25,976	20,845
SALARIES, BENEFITS AND STOCK- BASED COMPENSATION (NOTES 5 and 6c)	904,313	1,248,679	1,175,415
TRANSFER AGENT	13,199	15,040	11,816
TRAVEL AND PROMOTION	61,897	148,346	48,349

NET LOSS FROM OPERATIONS	1,865,163	1,961,999	1,539,887

GAIN ON SALE OF EQUIPMENT	(7,909)	-	(11,172)
MINERAL INTERESTS WRITTEN OFF (NOTE 3)	46,429	17,867	17,642

NET LOSS	1,903,683	1,979,866	1,546,357

DEFICIT, BEGINNING	20,673,479	18,693,613	17,147,256

DEFICIT, ENDING	$22,577,162	$20,673,479	$18,693,613

BASIC AND DILUTED NET LOSS PER SHARE	$0.02	$0.03	$0.02

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	77,569,498	70,264,207	65,915,415

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005

NET LOSS	$(1,903,683)	$(1,979,866)	$(1,546,357)

OTHER COMPREHENSIVE INCOME

UNREALIZED GAIN ON AVAILABLE-FOR-SALE FINANCIAL INSTRUMENT	17,727	-	-

COMPREHENSIVE LOSS	$(1,885,956)	$(1,979,866)	$(1,546,357)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DEFERRED EXPENDITURES

ESPEJISMO - CHILE	$5,584	$3,529	$-
INCA - CHILE	3,183,704	1,379,900	-
LOS ZORROS - CHILE	151,769	456,748	1,141,542
MISCELLANEOUS PROPERTIES - CHILE	8,870	-	-
TRES PUNTAS/CHIMBERO - CHILE	55,283	14,306	-
EL DESIERTO - BOLIVIA	3,633	5,879	5,880
ESKAPA - BOLIVIA	72,819	46,223	14,547
WALTER - BOLIVIA	2,087	1,045	1,045
WARA WARA - BOLIVIA	15,828	6,488	6,260
YARETANI - BOLIVIA	8,898	4,455	4,457
ALLOCATION OF ADVANCES	(50,452)	9,633	215,161

EXPENDITURES	3,458,023	1,928,206	1,388,892

WRITTEN OFF

ESPEJISMO – CHILE	(8,113)	-	-
MISCELLANEOUS PROPERTIES – CHILE	(7,870)	-	-
EL DESIERTO - BOLIVIA	(3,633)	(5,879)	(5,880)
WALTER - BOLIVIA	(2,087)	(1,045)	(1,045)
WARA WARA - BOLIVIA	(15,828)	(6,488)	(6,260)
YARETANI - BOLIVIA	(8,898)	(4,455)	(4,457)

BALANCE, BEGINNING	7,086,240	5,175,901	3,804,651

BALANCE, ENDING	$10,497,834	$7,086,240	$5,175,901

SUMMARY OF DEFERRED EXPENDITURES

CHILE
ESPEJISMO	$1,000	$3,529	$-
INCA	4,563,604	1,379,900	-
LOS ZORROS	4,479,402	4,327,633	3,870,885
MISCELLANEOUS PROPERTIES	1,000	-	-
TRES PUNTAS/CHIMBERO	69,589	14,306	-
BOLIVIA
EL DESIERTO	1,000	1,000	1,000
ESKAPA	1,378,239	1,305,420	1,259,197
SANTA ISABEL	1,000	1,000	1,000
WALTER	1,000	1,000	1,000
WARA WARA	1,000	1,000	1,000
YARETANI	1,000	1,000	1,000

UNALLOCATED ADVANCES	-	50,452	40,819

	$10,497,834	$7,086,240	$5,175,901

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DETAILS OF EXPENDITURES - CHILE

ESPEJISMO - CHILE
MINERAL INTEREST ACQUISITION COSTS	$1,430	$-		$-
PROPERTY PATENT PAYMENTS	3,552	3,529		-
SITE ADMINISTRATION	602	-		-
	$5,584	$3,529	$

INCA - CHILE
DRILLING AND SUB-CONTRACTS	$1,730,895	$188,373		$-
FIELD SUPPLIES	259,797	29,501		-
FOOD AND LODGING	177	5,545		-
GEOLOGY, MAPPING, AND SURVEYS	296,354	281,812		-
LEGAL	38,629	32,837		-
MINERAL INTERESTS ACQUISITION COSTS	443,206	818,417		-
PROPERTY PATENT PAYMENTS	33,304	-		-
SITE ADMINISTRATION	48,519	11,491		-
TRAVEL	6,662	11,924		-
VALUE ADDED TAXES	326,161	-		-
	$3,183,704	$1,379,900	$

LOS ZORROS - CHILE
DRILLING AND SUB-CONTRACTS	$64,733	$62,276		$375,447
FIELD SUPPLIES	12,803	11,525		72,076
FOOD AND LODGING	33	13		55,187
GEOLOGY, MAPPING, AND SURVEYS	-	38,165		281,775
MINERAL INTERESTS ACQUISITION COSTS	12,522	236,215		205,249
PROPERTY PATENT PAYMENTS	43,774	46,978		-
RECOVERY OF COSTS	-	-		(43,538)
SITE ADMINISTRATION	17,904	29,066		106,351
TRAVEL	-	8,477		26,044
VALUE ADDED TAXES	-	24,033		62,951
	$151,769	$456,748		$1,141,542

MISCELLANEOUS PROPERTIES – CHILE (LA JAULA, EQUIS)
DRILLING AND SUB-CONTRACTS	$1,315	$-		$-
MINERAL INTERESTS ACQUISITION COSTS	396	-		-
PROPERTY PATENT PAYMENTS	6,858	-		-
SITE ADMINISTRATION	301	-		-
	$8,870	$-		$-

TRES PUNTAS/CHIMBERO - CHILE
DRILLING AND SUB-CONTRACTS	$12,401	$509		$-
LEGAL	186
MINERAL INTERESTS ACQUISITION COSTS	7,380	-		-
PROPERTY PATENT PAYMENTS	27,147	13,797		-
SITE ADMINISTRATION	8,169	-		-
	$55,283	$14,306		$-

EXPENDITURES - CHILE	$3,405,210	$1,854,483	$1,141,542

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF MINERAL INTERESTS (CONTINUED)

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
DETAILS OF EXPENDITURES - BOLIVIA

EL DESIERTO - BOLIVIA
PROPERTY PATENT PAYMENTS	$3,633	$5,879	$5,880

ESKAPA – BOLIVIA
AMORTIZATION	$5,007	$12,420	$1,867
DRILLING AND SUB-CONTRACTS	21,973	139	-
FOOD AND LODGING	-	1,651	1,245
FUEL	5,999	161	383
GEOLOGY, MAPPING, AND SURVEYS	-	23,143	732
LEGAL	2,830	391	1,262
PROPERTY PATENT PAYMENTS	15,068	7,922	8,028
REPAIRS AND MAINTENANCE	3,755	-	24
SITE ADMINISTRATION	-	-	396
TRAVEL	18,187	396	610

	$72,819	$46,223	$14,547

WALTER - BOLIVIA
PROPERTY PATENT PAYMENTS	$2,087	$1,045	$1,045

WARA WARA - BOLIVIA
PROPERTY PATENT PAYMENTS	$15,828	$6,488	$6,260

YARETANI - BOLIVIA
PROPERTY PATENT PAYMENTS	$8,898	$4,455	$4,457

EXPENDITURES - BOLIVIA	$103,265	$64,090	$32,189

EXPENDITURES - CHILE	$3,405,210	$1,854,483	$1,141,542

EXPENDITURES - BOLIVIA	103,265	64,090	32,189

ALLOCATION OF ADVANCES	(50,452)	9,633	215,161

TOTAL EXPENDITURES	$3,458,023	$1,928,206	$1,388,892

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOW

	YEAR ENDED DECEMBER 31, 2007	YEAR ENDED DECEMBER 31, 2006	13 MONTHS ENDED DECEMBER 31, 2005
CASH FLOWS FROM OPERATING ACTIVITIES

NET LOSS	$(1,903,683)	$(1,979,866)	$(1,546,357)
ADD NON-CASH ITEMS
AMORTIZATION	51,604	36,301	30,457
MINERAL INTERESTS AND DEFERRED EXPLORATION COSTS WRITTEN OFF	46,429	17,867	17,642
STOCK-BASED COMPENSATION	644,385	886,014	830,742

CHANGES IN NON-CASH WORKING CAPITAL ITEMS
OTHER CURRENT ASSETS	(20,729)	(769)	23,467
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	38,735	32,325	(55,064)

NET CASH USED IN OPERATIONS	(1,143,259)	(1,008,128)	(699,113)

CASH FLOWS FROM FINANCING ACTIVITIES

COMMON SHARES – FOR CASH	4,512,080	3,706,800	340,300

NET CASH PROVIDED BY FINANCING ACTIVITIES	4,512,080	3,706,800	340,300

CASH FLOWS FROM INVESTING ACTIVITIES

MINERAL INTERESTS	(3,288,771)	(1,719,645)	(1,388,892)
EQUIPMENT	(94,641)	(63,553)	(3,316)

NET CASH USED IN INVESTING ACTIVITIES	(3,383,412)	(1,783,198)	(1,392,208)

NET CHANGE IN CASH AND CASH EQUIVALENTS	(14,591)	915,474	(1,751,021)

CASH AND CASH EQUIVALENTS, BEGINNING	1,339,761	424,287	2,175,308

CASH AND CASH EQUIVALENTS, ENDING	$1,325,170	$1,339,761	$424,287

SUPPLEMENTARY CASH FLOW INFORMATION

CASH PAID FOR INTEREST	$-	$-	$-

CASH PAID FOR INCOME TAXES	$-	$-	$-

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

SAMEX MINING CORP.

(AN EXPLORATION STAGE COMPANY)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of SAMEX Mining Corp. (the “Company”) and its subsidiaries.  The Company is incorporated in British Columbia and trades on the TSX Venture Exchange.  The fiscal year end of the Company and its Chilean subsidiary is December 31st, whereas the fiscal year end of the inactive subsidiary, South American Mining & Exploration Corp. (“S.A.M.E.X.”) and of the Bolivian subsidiaries is September 30th.  In order to synchronize the different quarter ends, these consolidated financial statements include the accounts of S.A.M.E.X. and the Bolivian subsidiaries for a 15–month period that includes their 2007 fiscal year from October 1, 2006 to September 30, 2007 and the first quarter of their 2008 fiscal year from October 1, 2007 to December 31, 2007.  The Company’s subsidiaries are:

NAME

LOCATION

OWNERSHIP

South American Mining & Exploration Corp.

Canada

100%

Samex International Ltd.

Bahamas

100%

Samex S.A.

Bolivia

98%

Minas Bolivex S.A. (“Bolivex”)

Bolivia

98%

Empresa Minera Boliviana S.A. (“Emibol”)

Bolivia

98%

Minera Samex Chile S.A.

Chile

99.9%

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Going Concern - These financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  As at December 31, 2007, the Company had incurred losses since inception totalling $22,577,162.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at December 31, 2007, the Company had not advanced its projects to commercial production and is not able to finance day-to-day activities through operations.  The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.  Management intends to raise such financing through issuance of its equity securities by way of private placements.

2.

SIGNIFICANT ACCOUNTING POLICIES

a.

Principles of Consolidation – These consolidated financial statements include the accounts of the Company and its subsidiaries.  All inter-company transactions and balances have been eliminated upon consolidation.

b.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturity of three months or less.

c.

Use of Estimates - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions, including stock-based compensation, carrying value of mineral properties and estimating future income tax rates, that affect the amounts reported in the financial statements and accompanying disclosures.  Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates.

d.

Financial Instruments – On January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855, “Financial Instruments - Recognition and Measurement”, Section 3861, “Financial Instruments-Disclosure and Presentation”, and Section 3856, “Hedges”. These new accounting standards provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The Company’s financial instruments consist of cash and cash equivalents, and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company does not have derivatives or embedded derivatives.

e.

Risk Management – The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of current operations, however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.  The Company is not exposed to significant credit concentration or interest rate risk.

f.

Mineral Interests - The Company is engaged in the exploration of mineral resource properties and records its investment in mineral property interests at the lower of acquisition and capitalized mineral exploration expenditures or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  Costs incurred for acquisition, including where applicable, lease and option payments made on properties that are held under lease and option agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or management has determined that impairment in value has occurred.  “Mineral Property Acquisition Costs” include the following: third party acquisition costs, property option payments and third party staking costs.

In addition, the Company incurs certain value added taxes in connection with its Chilean exploration activities.  These costs are initially capitalized.  When the recoverability of these amounts has been established, the amount determined to be recoverable is recorded as a reduction of the carrying value of the related property.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant; and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or impaired.  Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized expenditures as reported on the balance sheet represent acquisition and capitalized mineral exploration expenditures incurred to date or estimated recoverable value if lower than cost.  The carrying values of Mineral Interests are not reflective of current or future values of the interests.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Upon the establishment of commercial production, carrying values of deferred acquisition and exploration expenditures will be amortized over the estimated life of the mine on the units of production method.

“Mineral Interest Investigation Costs” are expensed as incurred and are not capitalized to mineral interests, and include operating costs related to the Company’s exploration activities that do not specifically relate to one of the Company’s mineral interests and include generative exploration or investigating and evaluating mineral interests not acquired by the Company.

g.

Translation of Foreign Currency – The Company uses the temporal method of foreign currency translation to account for its integrated subsidiaries.  Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at year end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the year, except for amortization which is translated at historical rates.

Exchange gains or losses arising on these translations are charged to operations as incurred.

h.

Loss Per Share – The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options and other dilutive instruments are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the stock options and share purchase warrants have been excluded as they are anti-dilutive.

i.

Equipment and Amortization - Equipment is recorded at cost.  The cost, less the salvage or residual value, is charged to operations or exploration activities over the useful life of the asset on a straight line basis: Office equipment - 4 to 10 years; Exploration equipment - 4 to 8 years; Vehicles - 5 years.

j.

Stock-Based Compensation – The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expenses over the vesting period of the stock options.

k.

Income Taxes - The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period.  Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet.  Income tax liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

l.

Asset Retirement Obligations - The Company follows the accounting guidelines of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has concluded that the Company has no material obligations relating to asset retirement obligations

m.

Long-Lived Assets - The carrying value of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management’s estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations through management’s estimate or recoverable value.

n.

Comprehensive Income – January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income.  Section 1530 establishes standards for the reporting and presenting of comprehensive income which is defined as the change in equity from transaction and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net loss.

o.

Comparative Figures – Certain accounts in the prior years’ financial statements have been re-classified for comparative purposes to conform with the presentation in the current financial statements.

p.

Recent Accounting Pronouncements - The CICA has issued the following new accounting standards:

1535 Capital Disclosures, 3031 Inventories, 3064 Goodwill and Intangible Assets, 3862 Financial Instruments – Disclosures and 3863 Financial Instruments - Presentation, which are applicable to the Company’s 2008 and 2009 fiscal years.

CICA Handbook Section 1400 General Standards of Financial Statement Presentation: The CICA accounting standards board amended section 1400 to include requirements for management to assess and disclose an entity’s ability to continue as a going concern.  This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company does not expect the adoption of this amendment to have a significant impact on its consolidated financial statements.

CICA Handbook S. 1535 Capital Disclosures: The new standard is effective for annual and interim periods beginning on or after October 1, 2007 and requires disclosure of the Company’s objectives, policies, and processes for managing capital; quantitative data about what the Company regards as capital; whether the Company has complied with any capital requirements; and, if the Company has not complied, the consequences of such non-compliance. The new accounting standard covers disclosure only and will have no effect on the financial results of the Company.

CICA Handbook S. 3862 Financial Instruments – Disclosures and 3863 Financial Instruments – Presentation: This new standard replaces accounting standard 3861 Financial Instruments – Disclosure and Presentation and is effective for annual and interim periods beginning on or after October 1, 2007.  Presentation requirements have not changed. Enhanced disclosure is required to assist users of financial statements in evaluating the significance of financial instruments on the Company’s financial position and performance, including qualitative and quantitative information about the Company’s exposure to risks arising from financial instruments.  The new accounting standards cover disclosure only and will have no effect on the financial results of the Company.

In 2006, Canada’s Accounting Standards Board (AcSB) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by public companies, with International Financial Reporting Standards over a transitional period. The AcSB has developed and published a detailed implementation plan, with a changeover date for fiscal years beginning on or after January 1, 2011.  The Company continues to monitor and assess the impact of Canadian GAAP and IFRS.

3.

MINERAL INTERESTS

The Company has invested in various mineral interests located in Chile and Bolivia. The mineral interests have been acquired by purchase agreements, staking, option agreements, purchase at government auctions, or by earning a percentage interest in certain properties pursuant to a joint venture or other type of agreement.  Government patent fees must be paid each year in order to keep the mineral concessions valid and in effect.

CHILE

i. INCA Property – The Company holds 100% interest in more than 5,000 hectares of mineral concessions acquired by purchase, staking, purchase at government auction, and by four separate agreements for options to purchase 100% interest in mineral concessions as follows:

Minera Porvenir Option - Option to acquire 2,138 hectares of mineral interests for consideration of US$2,000,000 (US$800,000 paid).  Option payments are due: March 31, 2008 – US$200,000; and March 31, 2009 – US$1,000,000.  A 1% net smelter royalty (“NSR”) has been retained by the vendor and the vendor has the right to purchase up to 50% of any oxide-copper production at cost from the Company (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1,200,000 tonnes or ten years, which ever is reached first.

Araya Option - Option to acquire 45 hectares of mineral interests for consideration of US$300,000 (US$100,000 paid).  Option payments are due: March 31, 2008 – US$100,000 (paid); and March 31, 2009 – US$100,000.  A 1% NSR retained by the vendor for a period of 20 years.  The Company has the option to buyout the NSR at any time for US$500,000.

Rojas Option - Option to acquire 20 hectares of mineral interests for consideration of US$300,000 (US$75,000 paid).  Option payments are due: US$75,000 on April 30, 2008; and US$150,000 on April 30, 2009.  No NSR is payable on these concessions.

Parra Option - Option to acquire 21 hectares of mineral interests for consideration of US$180,000 (US$50,000 paid).  Option payments are due: US$50,000 on April 9, 2008 (paid); and US$80,000 on April 9, 2009.  No NSR is payable on these concessions.

Viscacha 1 Purchase – September 2007 the Company purchased 3 hectares of mineral interests for US$32,938 (paid).  No NSR is payable on this concession.

ii.

Los Zorros Property – The Company acquired 100% interest in approximately 7,895 hectares of mineral concessions acquired by staking, purchase at government auction, purchase agreement, and by two purchase option contracts:

Minera Ojos del Salado Purchase – The Company acquired 100% interest in 1,429 hectares of mineral interests for US$50,000 (paid).  The vendor retained a back-in option to earn a 30% to 51% interest in the event that the Company discovers a deposit containing not less than 2,000,000 tonnes of contained equivalent copper on the property.

Hochschild Option – The Company acquired 100% interest in 209 hectares of mineral interests for consideration of option payments totaling US$230,000 (paid). The concessions are subject to an NSR of up to 2%.  The Company has the option to buyout the NSR at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance NSR payments of US$100,000 per year are required for five years (by February 29 of 2008 (paid) and March 1st of 2009, 2010, 20011, and 2012) to a maximum of US$500,000.  The advance NSR payments are recoverable from future NSR payments.  The Company is not obligated to make the advance NSR payments if it elects to return the concessions to the previous owner.

San Estaban Option - The Company acquired 100% interest in 95 hectares of mineral interests for consideration of option payments totaling US$200,000 (paid).  A 1.5% NSR retained by the vendor.

Geosupply Servicios Bonus and Royalty - Pursuant to a consulting agreement dated September 25, 2002 the concessions comprising the Los Zorros property are subject to a bonus of US$150,000 payable within one year from the date of commencement of commercial production on the concessions; and to a 0.25% NSR.

iii.

Espejismo Prospects – The Company acquired 100% interest in 463 hectares of mineral concessions by staking and purchasing concessions at government auction.  Since the interest is currently inactive, the property was written down at December 31, 2007 to a nominal value of $1,000.

iv.

Tres Puntas/Chimbero Prospects – The Company acquired 100% interest in 824 hectares of mineral concessions by staking and purchasing concessions at government auction.

v.

Miscellaneous Properties - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas for possible future evaluation.  Since the properties are currently inactive, the properties were written down at December 31, 2007 to a nominal value of $1,000.

BOLIVIA

i.

Eskapa Property – The Company has a 99% interest in 3,700 hectares of mineral concessions.  The concessions are owned by Empresa Minera El Roble S.A. (“El Roble S.A.”), a company controlled by a Bolivian national, Patricio Kyllmann, who is a director of the Company.  Emibol S.A. earned a 99% interest in any mining operations that may be established on the concessions pursuant to an agreement dated April 16, 1996, and as amended November 23, 1998 with El Roble S.A.   The property is subject to a 0.06% NSR and to a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

ii.

El Desierto Property - The Company has a 99% interest in 1,469 hectares of mineral concessions.  The concessions are owned by El Roble S.A.  Emibol S.A. earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble S.A.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

iii.   Santa Isabel Property – The Company has an interest in 1,803 hectares of mineral concessions covering a portion of the Goya I and El Bonete concessions pursuant to an agreement between Corporation Minera de Bolivia (“Comibol”) and the Company’s Bolivian subsidiary, Samex S.A.    Comibol owns the Goya I and Bonete concessions and pays the annual patents on theses concessions.  The concessions are subject to a royalty payable to Comibol, equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The concessions are also subject to a 1.2% Net Profits interest based on Samex S.A.’s net profits interest in the property.  Subsequent to 1998, the Company suspended its activities on the property pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol confirmed that a portion of the property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex S.A. that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Due to the inactivity on the property, the property was written down at December 31, 2007 to a nominal value of $1,000 until the issue with Comibol is resolved and exploration activity is resumed.

iv.

Walter Property - The Company’s subsidiary, Bolivex S.A. acquired 100% interest in 910 hectares of mineral interests for a purchase price of US$500,000.  The property is subject to an net sales royalty of up to 3% (gross sales less the cost of smelting and sale).  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

v.

Wara Wara Property - The Company’s subsidiary, Emibol S.A. acquired 100% interest in 3,875 hectares of mineral concessions acquired by staking and by two purchase/sale agreements for an aggregate purchase price of US$9,500.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

vi.

Yaretani Property – The Company’s subsidiary Emibol S.A. acquired 100% interest in 2,280 hectares of mineral interests pursuant to an option agreement and two purchase agreements for an aggregate purchase price of US$131,200.  The property is subject to an NSR of 0.6%.  The property is currently inactive and consequently the property was written down at December 31, 2007 to a nominal value of $1,000.

4.

EQUIPMENT

	AT DECEMBER 31, 2007			AT DECEMBER 31, 2006

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE

Office equipment	$ 122,686	$ 82,407	$ 40,279	$ 89,612	$ 64,155	$ 25,457
Exploration equipment	61,169	23,404	37,765	55,220	11,369	43,851
Vehicles	123,839	46,144	77,695	82,586	39,192	43,394

	$ 307,694	$ 151,955	$ 155,739	$ 227,418	$ 114,716	$ 112,702

5.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, a director charged the Company $58,217 for legal services (2006 - $25,965).  Employees who are also directors or officers of the Company were paid salaries totaling $424,513 during the year ended December 31, 2007, a $120,913 portion of which was capitalized to mineral interests (fiscal 2006 - $418,884 of which $124,484 was capitalized).

Stock options were granted to directors/officers for the purchase of 1,295,000 common shares in aggregate at a price of $0.84 per share.  The fair value of the stock options granted is $672,272.  Of that amount, $531,095 is expensed in the category “Salaries, Benefits and Stock-based Compensation” and $141,177 is capitalized to mineral interests.

6.

SHARE CAPITAL

a.

Authorized

Unlimited Common Shares without par value.

Unlimited Preferred Shares

b.

Issued

Common shares

	COMMON SHARES	VALUE

Balance December 31, 2005	66,423,165	$22,092,318

Incentive stock options exercised
At $0.20 per share	450,000	90,000
At $0.40 per share	300,000	120,000
Fair value of options exercised		110,520
Warrants exercised
At $0.40 per share	304,500	121,800
At $0.78 per share	50,000	39,000
At $0.80 per share	1,040,000	832,000
Private Placement
At $0.70 per share	3,720,000	2,604,000
Financing Costs
Cash	-	(100,000)

Balance at December 31, 2006	72,287,665	25,909,638

Incentive stock options exercised
At $0.20 per share	600,000	120,000
Warrants exercised
At $0.78 per share	66,000	51,480
Private Placement
At $0.80 per share	5,742,500	4,594,000
Financing Costs
Cash	-	(253,400)

Balance at December 31, 2007	78,696,165	$30,421,718

Preferred Shares

In addition to common shares, the Company’s authorized share capital includes preferred shares without par value, none of which are issued.  The board of directors is authorized, without further action by the shareholders, to issue preferred shares in one or more series and to set the number of shares constituting any such series and the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including dividend rights and rates, redemption provisions (including sinking fund provisions), rights of conversion or exchange, liquidation preferences and voting rights, if any.  The preferred shares as a class are entitled to priority over the common shares if the board of directors decides to pay any dividends, and, if the Company is dissolved, liquidated or wound up, the preferred shares are entitled as a class to priority in respect of return of capital. Except as required by law or the provisions of any designated series of preferred shares, the holders of preferred shares as a class is not entitled to receive notice of, attend or vote at any meeting of the Company’s shareholders.

c.

Stock Options and Warrants

(i)

Incentive Stock Options

The Company has adopted a stock option plan for which options to acquire up to 10% of the common shares outstanding at the time of the grant may be granted to eligible optionees.  The exercise price may not be less than the discounted market price, as prescribed by the policies of the TSX Venture Exchange.

BALANCE DEC 31, 2005	GRANTED (EXERCISED)	BALANCE DEC 31, 2006	GRANTED (EXERCISED)	BALANCE DEC 31, 2007	EXERCISE PRICE	TERM TO

900,000	(400,000)	500,000	(500,000)	-	$0.20	Mar 19, 2007
100,000	(50,000)	50,000	(50,000)	-	$0.20	Sep 12, 2007
50,000	-	50,000	(50,000)	-	$0.20	Nov 12, 2007
50,000	-	50,000	-	50,000	$0.40	Aug 13, 2008
30,000	-	30,000	-	30,000	$0.63	Oct 15, 2008
590,000	-	590,000	-	590,000	$1.00	Nov 17, 2008
205,000	-	205,000	-	205,000	$1.00	Feb 3, 2009
945,000	-	945,000	-	945,000	$1.10	Aug 6, 2009
2,255,000	(300,000)	1,955,000	-	1,955,000	$0.40	Apr 20, 2015
-	1,850,000	1,850,000	-	1,850,000	$0.85	May 2, 2016
-	-	-	1,295,000	1,295,000	$0.84	Feb 23, 2017
-	-	-	200,000	200,000	$0.85	Jun 22, 2012
-	-	-	50,000	50,000	$0.80	Sep 24, 2012
-	-	-	60,000	60,000	$0.70	Dec 20, 2012

5,125,000	1,100,000	6,225,000	1,005,000	7,230,000

During the year ended December 31, 2007 the Company granted stock options on a total of 1,605,000 shares at prices varying from $0.70 to $0.85 per share with a fair value of $813,637.  Of this amount, $644,385 was expensed in the statement of operations and deficit and $169,252 was capitalized to mineral interests.  The following assumptions were used for the Black-Scholes valuation of the stock options granted during 2007:  Expected dividend yield – 0%; Expected stock price volatility – varying from 71% to 89%; Risk-free interest rate – varying from 4.0 to 4.75%; Expected life of options – 5 years.  As at December 31, 2007, the weighted average remaining contractual life of the options is 6.26 years and the weighted average exercise price is $0.77.

(ii)

Share Purchase Warrants

BALANCE DEC 31, 2005	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2006	ISSUED (EXERCISED OR EXPIRED)	BALANCE DEC 31, 2007		EXERCISE PRICE	TERM TO

304,500	(304,500)	-	-	-		$0.40	Sep 15, 2006
753,200	(753,200)	-	-	-		$0.80	Nov 7, 2006
431,150	(431,150)	-	-	-		$0.80	Nov 27, 2006
500,000	(500,000)	-	-	-		$1.05	Nov 28, 2006
400,000	-	400,000	-	400,000		$1.10	Aug 25, 2009
-	1,860,000 (50,000)	1,810,000	(66,000)	1,744,000	$ $	0.78 0.78	Feb 13, 2009 Feb 13, 2009
-	-	-	2,871,250	2,871,250		$1.00	Mar 16, 2009

2,388,850	(178,850)	2,210,000	2,805,250	5,015,250

As at December 31, 2007, the weighted average remaining contractual life of the share purchase warrants is 1.22 years and the weighted average exercise price is $0.93

d.

Contributed Surplus

The contributed surplus arises solely from stock based compensation.

	2007	2006

Balance, beginning	$3,301,113	$2,317,058
Stock based compensation	813,637	1,094,575
Fair value of options exercised re-allocated to share capital	-	(110,520)

Balance, ending	$4,114,750	$3,301,113

7.

SEGMENTED INFORMATION

The Company is in the business of exploring and developing mineral resource properties located in South America. The Company derives income and incurs costs associated with assets in different geographic locations.  Segmented information on the Company's sole industry segment reported by geographic area is as follows:

For the year ended December 31, 2007	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$12,877	$38,727	$51,604
Foreign exchange loss	-	90,980	90,980
Mineral interests administration and investigation costs	-	339,285	339,285
Salaries, benefits and stock-based compensation	904,028	-	904,028
Administration and general	429,376	49,890	479,266

Net loss from operations	1,346,281	518,882	1,865,163

(Gain) loss on sale of equipment	2,289	(10,198)	(7,909)
Mineral interests and deferred exploration costs written off	-	46,429	46,429

Net loss	$1,348,570	$555,113	$1,903,683

Expenditure for equipment and mineral interests	$29,529	$3,526,673	$3,556,202

Equipment and mineral interests	$30,927	$10,622,646	$10,653,573

Total assets	$1,408,307	$10,675,189	$12,083,496

For the year ended December 31, 2006	CANADA	SOUTH AMERICA	TOTAL

Operating expenses
Amortization	$8,357	$27,944	$36,301
Foreign exchange loss	-	31,846	31,846
Mineral interests administration and investigation costs	-	233,043	233,043
Salaries, benefits and stock-based compensation	1,248,679	-	1,248,679
Administration and general	337,991	74,139	412,130

Net loss from operations	1,595,027	366,972	1,961,999

Mineral interests and deferred exploration costs written off	-	17,867	17,867

Net loss	$1,595,027	$384,839	$1,979,866

Expenditure for equipment and mineral interests	$4,107	$1,987,652	$1,991,759

Equipment and mineral interests	$17,534	$7,086,240	$7,103,774

Total assets	$1,350,526	$7,254,474	$8,605,000

8.

INCOME TAXES

The Company has incurred resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Canada.  For the year ended December 31, 2007, the Company had Canadian operating losses of approximately $720,000.  These operating losses expire as follows: 2008 - $490,000; 2009 - $483,000; 2010 - $880,000; 2014 - $560,000; 2015 - $566,000; 2026 - $720,000; and 2027 - $720,000.  Resource-related expenditures available for carry-forward in Canada amount to approximately $5,597,600.  No future tax benefits have been recognized in the accounts for these Canadian losses and resource related expenditures and they are not transferable to the Company’s corporate entities in foreign tax jurisdictions.  The Company also has resource-related expenditures and operating losses which are available to reduce future years’ taxable income in Chile and Bolivia.  No future tax assets have been recognized due to the Company taking full valuation allowances in the accounts for these operating and foreign losses and resource-related expenditures.

9.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING

PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated statements of operations and cash flow and consolidated balance sheets would have been reported as follows:

Gains and losses on inter-company foreign currency transactions are excluded from net income and deferred as Other Comprehensive Income.

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 2.f.  For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2 when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures.  Mineral property acquisition costs are impaired if the criteria for capitalization are not met.  For US GAAP, mineral property exploration costs are expensed as incurred.  When mineral properties are acquired under option agreements with future acquisition payments to be made at the sole discretion of the Company, those future payments are recorded only when the Company has made or is obliged to make the payment or issue the shares.  Because the Company has not yet earned the legal rights to its mineral interests under option agreements, all option payments have been expensed to date for US GAAP purposes. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized.  As of the date of these financial statements, the Company has incurred only acquisition and exploration costs.  For US GAAP, these acquisition and exploration costs have been impaired and  expensed.   To date the Company has not established any proven or probable reserves on its mineral interests.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 became effective for the Company on January 1, 2007.  The Company’s Bolivian and Chilean subsidiaries have not filed income tax returns for several years. Upon filing there could be penalties and interest assessed. Such penalties vary by jurisdiction and by assessing practices and authorities. As the Company’s Bolivian and Chilean subsidiaries have incurred losses since inception there are no known or anticipated exposure to corporate income taxes. However, certain jurisdictions may assess penalties for failing to file returns and other disclosures and for failing to file other supplementary information associated with foreign ownership, debt and equity positions.  Inherent uncertainties arise over tax positions taken with respect to intercompany charges and allocations, fees, related party transactions, and stock based transactions.  Management has considered the likelihood and significance of possible penalties, based on their assessment, any such penalties, if any, would not be expected to be material.

CONSOLIDATED BALANCE SHEETS	2007		2006

Assets	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Current	$1,429,923	$1,429,923	$1,406,058	$1,406,058
Mineral interests	10,497,834	-	7,086,240	-
Equipment	155,739	155,739	112,702	112,702

	$12,083,496	$1,585,662	$8,605,000	$1,518,760
Liabilities
Current	$106,463	$106,463	$67,728	$67,728
Shareholders’ equity	11,977,033	1,479,199	8,537,272	1,451,032

	$12,083,496	$1,585,662	$8,605,000	$1,518,760

CONSOLIDATED STATEMENTS OF OPERATIONS	2007	2006	2005

Net loss as shown on the financial statements – CDN GAAP	$(1,903,683)	$(1,979,866)	$(1,546,357)
Deferral of translation (gain) loss on inter-company transactions of a long-term investment nature	107,697	(40,515)	33,523
Mineral interests costs expensed	(3,411,594)	(1,910,339)	(1,371,250)

Net loss – US GAAP	(5,207,580)	(3,930,720)	(2,884,084)

Other Comprehensive income (loss)	(107,697)	40,515	(33,523)

Comprehensive loss	$(5,315,277)	$(3,890,205)	$(2,917,607)

Basic and diluted loss per share – US GAAP	$(0.07)	$(0.06)	$(0.04)
Weighted average number of common shares outstanding	77,569,498	70,264,207	65,915,415

CONSOLIDATED STATEMENTS OF CASH FLOW	2007	2006	2005

Net cash flows from operating activities under Canadian GAAP	$(1,151,168)	$(1,008,128)	$(699,113)
Mineral Interest Expenditures	(3,288,771)	(1,719,645)	(1,388,892)

Net cash used in operating activities under US GAAP	(4,439,939)	(2,727,773)	(2,088,005)

Net cash flows from financing activities under CDN GAAP and US GAAP	4,512,080	3,706,800	340,300

Net cash flows used in investing activities under CDN GAAP	(3,375,503)	(1,783,198)	(1,392,208)
Mineral Interest Expenditures	3,288,771	1,719,645	1,388,892

Net cash used in investing activities under US GAAP	(86,732)	(63,553)	(3,316)

Net change in cash and cash equivalents	(14,591)	915,474	(1,751,021)
Cash and cash equivalents, beginning	1,339,761	424,287	2,175,308

Cash and cash equivalents, ending	$1,325,170	$1,339,761	$424,287

US Recent Accounting Pronouncements

In December 2007, FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2010. Management has determined that the accounting standard will have no effect on the Company.

In December 2007, the FASB issued SFAS 141R, Business Combinations, SFAS 141R replaces SFAS 141.  The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized. Management determined the accounting standard will have no effect on the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS 161"). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity's liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning on January 1, 2009, will be adopted by the Company beginning in the first quarter of 2009.  Management does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 110, (“SAB 110). SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of “plain vanilla” share options in accordance with SFAS No. 123(R), “Share-Based Payment”. The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, “Valuation of Share-Based Payment Arrangements for Public Companies”, which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008.  Management is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

10.  SUBSEQUENT EVENT

During April 2008, the Company completed a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The units are subject to a four-month hold period.  The proceeds of the private placement are for expenditures on the Company’s mineral properties and for general working capital.

MANAGEMENT DISCUSSION

DATE: April 11, 2008

SAMEX Mining Corp. is a junior resource company engaged in the acquisition and exploration of mineral properties in South America, particularly in the countries of Chile and Bolivia.  The Company focuses its exploration activities on the search for deposits of precious metals and porphyry copper-gold.  SAMEX management is motivated by a strong conviction that gold and silver are precious, valuable “hard assets”.   SAMEX has persistently maintained and declared its strong belief that gold prices are significantly undervalued.  Our objective is to be well-positioned to benefit from increases in the value of gold and silver.

In Chile, the Company holds an interest in the Los Zorros district gold-copper-silver prospects, the Inca porphyry copper, gold, silver and molybdenum prospects, the Espijismo gold prospects and the Tres Puntas/Chimbero silver prospects.  In Bolivia the company holds an interest in six mineral exploration properties; El Desierto, Eskapa, Santa Isabel, Walter, Wara Wara, and Yaretani (see section titled “Mineral Property Summaries” for individual property details).  We are an exploration stage company and have no mineral producing properties at this time.  All of our properties are exploration projects, and we receive no revenues from production.  All work presently planned by us is directed at defining mineralization and increasing our understanding of the characteristics and economics of that mineralization.  There is no assurance that a commercially viable ore deposit exists in any of our properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, recoveries and other factors conclude economic feasibility.  The information contained herein respecting our mineral properties is based upon information prepared by, or the preparation of which was supervised by, Robert Kell, a Director and the Vice President-Exploration of SAMEX, and SAMEX geologist, Philip Southam, P.Geo.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

The Company carries out all normal procedures to obtain title and make a conscientious search of mining records to confirm that the Company has satisfactory title to the properties it has acquired by staking, purchase or option, and/or that satisfactory title is held by the optionor/owner of properties the Company may acquire pursuant to an option agreement, and/or that satisfactory title is held by the owner of properties in which the Company has earned a percentage interest in the property pursuant to a joint venture or other type of agreement.  However, the possibility exists that title to one or more of the concessions held by the Company, or an optionor/owner, or the owner of properties in which the Company has earned a percentage interest, might be defective for various reasons.  The Company will take all reasonable steps to perfect title to any particular concession(s) found to be in question.

SAMEX is a reporting issuer in British Columbia and Alberta and trades in Canada on the TSX Venture Exchange under the symbol SXG.   The Company is also quoted in the United States on the OTC Bulletin Board under the symbol SMXMF.

This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  See note “Forward Looking Statements” at end of this report.

FIRST QUARTER 2007 - FOR THE PERIOD ENDED MARCH 31, 2007

During the first quarter of 2007 our activities included completing a large geophysical IP survey at the INCA project in Chile, financing activities which raised more than $4,500,000 through a private placement of units, making option payments related to concessions at INCA, and hosting a display booth at the Vancouver gold and resource conference.  The Company was also involved in the preparation and audit of the Company’ 2006 Annual Report and Financial Statements and in preparing the Information Circular and documents for the Company’s Annual General Meeting.

INCA Project – IP Geophysical Survey Significantly Expands Target Areas

SAMEX is conducting exploration at the INCA project with the objective of discovering large porphyry copper-gold-silver-molybdenum deposits.  During the first quarter of 2007, SAMEX completed a large (30.6 line-kilometers) geophysical IP survey at the INCA project.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP survey first commenced in the fourth quarter of 2006 with two survey lines.  The initial results from the first two lines were so encouraging that the program was expanded to a total of six survey lines, which were completed in the first quarter of 2007.  Based on results of the IP survey, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property.

For more than fifty years, the INCA property has been the subject of a variety of mining and exploration activities including open-cut mines, shafts, underground workings, drilling and limited IP surveys.  This information provided SAMEX with good geological controls, which significantly improved interpretation of the IP data.  Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.

By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade.

These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources.

For further details concerning the IP survey results, see News Release No. 1-07 dated February 20, 2007 or see the “INCA Property” in the “Mineral Property Summaries” section later in this report.   Technical information concerning the INCA IP Survey is posted at the SAMEX website at www.samex.com under the heading, “IP Survey Technical Information - INCA Project, Chile”.  The additional information includes: Purpose of IP Survey, Specifics of IP Survey, Factors Considered When Interpreting the IP Survey Results, Nature of Sulfide Mineralization, Interpretation of IP Survey Results, Table of Estimated Size of Target Zones, and maps, pseudo-sections and graphical interpretations.

During and subsequent to the first quarter, bulldozer trenching and road-building has been in progress at the INCA project in preparation for the up-coming exploration drill program.

Option Payments On INCA Concessions – During and subsequent to the first quarter, option payment were made on concessions that comprise a portion of the INCA property.  The Company paid an option payment of the Chilean Peso-equivalent of US$50,000 in relation to the Araya Option whereby SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project.  The Company also paid an option payment (April 2, 2007) of the Chilean Peso-equivalent of US$191,323 in relation to the Minera Porvenir Option whereby SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project.  Subsequent to the quarter, the Company made an option payment of the Chilean Peso-equivalent of US$50,000 in relation to the Rojas Option whereby SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project.

Option On Additional Concessions At Inca Project, Chile - During the quarter, the Company negotiated an option to acquire additional mineral concessions in the INCA project area.  The formal option agreement was signed and the first payment made, subsequent to the quarter end.  Under the “Parra” Option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows: US$50,000 upon signing the Option Agreement (which has been paid); US$50,000 by April 9, 2008; and US$80,000 by April 9, 2009.   There is no royalty payable on these concessions.

Since recognizing the potential of the INCA project area and surrounding district, SAMEX has been systematically acquiring mineral concessions in the area by staking, purchase at government auction, or option-to-purchase agreements.  The Company holds rights to more than 11,500 hectares of mineral concessions at the INCA project.

Private Placement Completed – During the first quarter, we raised $4,594,000 through a private placement of 5,742,500 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant entitles the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant which expires March 16, 2009.  The units (5,742,500 shares and 2,871,250 warrants) were issued March 16, 2007 and are subject to a four-month hold period until July 17, 2007.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company was a placee for 200,000 units.  A 7% finder’s fees ($253,400 in aggregate) was payable to four separate parties for their assistance in placing portions ($3,620,000 in aggregate) of the private placement.

Stock Options Granted - February 23, 2007- Pursuant to the Company’s Stock Option Plan, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share resulting in a stock-based compensation expense totaling $672,272.  Of that amount, $531,095 is included in the category “Salaries, Benefits and Stock-based Compensation” of the Statement of Operations, and $141,177 is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests in relation to a portion of the stock options granted a geologist working on the INCA project.

Related Party Transactions – During the first quarter of 2007, directors/officers of the Company exercised stock options for the purchase of 400,000 shares in aggregate at a price of $0.20 per share for proceeds of $80,000. During the first quarter, the Company granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.  Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $6,079 for legal services during the first quarter.

Investor Relations – During the first quarter, meetings were held with shareholders, brokers and fund managers.  The Company also hosted an exhibit booth at a gold and resource conference held in Vancouver, B.C. during January 2007.

Directors And Officers Of The Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.

Stock Options Exercised – During the first quarter, stock options were exercised for the purchase of 500,000 shares at $0.20 per share for proceeds of $100,000.

Warrants Exercised – No warrants were exercised during the first quarter of 2007.

SECURITIES ISSUED DURING THE FIRST QUARTER ENDED MARCH 31, 2007

Outstanding shares at December 31, 2006 – 72,287,665

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Feb 23/07	Common Shares	Exercise of Stock Options	275,000	$0.20	$55,000	Cash	N/A
Mar 12/07	Common Shares	Exercise of Stock Option	100,000	$0.20	$20,000	Cash	N/A
Mar 15/07	Common Shares	Exercise of Stock Option	125,000	$0.20	$25,000	Cash	N/A
Mar 16/07	Common Shares Warrants	Private Placement	5,742,500 Shares 2,871,250 Warrants	$0.80	$4,594,000	Cash	$253,400
Outstanding shares at March 31, 2007 – 78,530,165

SECOND QUARTER 2007 - FOR THE PERIOD ENDED JUNE 30, 2007

During the second quarter, at the INCA project in Chile, the Company completed an additional 26.2 kilometers of IP/Resistivity geophysical surveys at a cost of approximately US$56,000 which included 10.4 line kilometers of 100-meter Dipole-dipole spacing and 15.8 line kilometers of 200-meter dipole-dipole spacing.  With the additional geophysical surveys completed, drill sites were selected and blasting and bulldozer work commenced to construct access roads and drill pads for the drilling program.  At the Eskapa copper and precious metal prospect in Bolivia, the Company began constructing a new exploration camp, and commenced bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property.

Option On Additional Concessions At Inca Project, Chile - During the second quarter, the Company signed an option agreement and made the first option payment to acquire additional mineral concessions in the INCA project area.  Under the “Parra” Option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows: US$50,000 upon signing the Option Agreement (paid); US$50,000 by April 9, 2008; and US$80,000 by April 9, 2009.   There is no royalty payable on these concessions.

Annual Meeting – The Company’s Annual General Meeting was held in Abbotsford, BC on May 31, 2007.  The Company’s six directors were again elected for the ensuing year.  Directors and Officers of the Company are: Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Annual Approval of Stock Option Plan –The TSX Venture Exchange (the “Exchange”), under its Stock Option Policy requires listed companies to adopt a stock option plan which must be approved annually by the Company’s shareholders and by the Exchange.  At the Annual General Meeting held on May 31, 2007 the shareholders passed an ordinary resolution giving annual approval to the Company’s “rolling” Stock Option Plan and, subsequently the Exchange also accepted the yearly filing of the Stock Option Plan.  Under the Company’s “rolling” Stock Option Plan, the Company may reserve up to 10% of its issued and outstanding shares for issuance (less any shares already issued under existing stock options).

Investor Relations – During the second quarter, the Company hosted a meeting suite during the Vancouver Resource Investment Conference and met with shareholders, brokers and fund managers.  The company also helped sponsor a reception for the Gold Anti-Trust Action Committee (GATA) held during the resource conference.

Samex Appoints Investor Relations Representative - SAMEX retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a Consulting Agreement (the “Agreement”) dated for reference June 22, 2007.  Brazen Financial (the “Consultant”) is a corporation owned and controlled by Mr. Jamie Punt and Ms. Gabriella Poato.  Mr. Jamie Punt is the key employee of the Consultant and will provide the services to SAMEX on its behalf.  During the past 15 years Mr. Punt has provided investor relations and corporate communications for public resource companies including several years with SAMEX (1996 to 1997).  He has also provided administration, management and corporate development services for a private resource company from the resource delineation stage through to mine production and successful product marketing.

As a condition of the Agreement the Consultant will be entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share for a term of five (5) year(s) or the expiry of the Agreement or any extension thereof, if earlier.  The options will be subject to quarterly vesting provisions in stages over 12 months from the date of issuance with one-quarter of the options vesting every 3 months as follows: September 22, 2007 - 50,000 shares; December 22, 2007 - 50,000 shares; March 22, 2008 - 50,000 shares; and June 22, 2008 - 50,000 shares.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant will commence on a three-quarter time basis, moving to full time during the first 9 months of the Agreement.  The Consultant is entitled to a fee of $7,500 per month (on a three-quarter time basis) increasing to $10,000 per month (full time), plus re-imbursement of approved expenses.

The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers, analysts and fund managers, together with such other activities as may be determined by the Company from time to time.  SAMEX is pleased to again have Mr. Punt involved in its investor relations activities, particularly in light of the increased exploration activity and drilling at the Company’s copper-gold-moly INCA project in Chile.

Stock Options Granted – In relation to the consulting agreement with Brazen Financial Corp. (indicated above) to provide investor relation services, the Company granted options on 200,000 shares at $0.85 per share resulting in a stock-based compensation expense of $90,390 which is included in the category “Consulting” of the Statement of Operations.

Related Party Transactions – During the second quarter, a director exercised stock options for the purchase of 50,000 shares at a price of $0.20 per share for proceeds of $10,000.   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $13,472 for legal services during the second quarter.

Form 20F Annual Report Filed With the U.S. SEC – During the second quarter we completed and filed our Form 20F Annual Report, a detailed disclosure document the Company files annually with the United States Securities and Exchange Commission (“SEC”) to register its securities in the US (Form 20-F Registration #0-13391).

Stock Options Exercised – During the second quarter, stock options were exercised for the purchase of 50,000 shares at $0.20 per share for proceeds of $10,000.

Warrants Exercised – No warrants were exercised during the second quarter of 2007.

SECURITIES ISSUED DURING THE SECOND QUARTER ENDED JUNE 30, 2007

Outstanding shares at March 31, 2007 – 78,530,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Apr 17/07	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A

Outstanding shares at June 30, 2007 – 78,580,165

Plans, Projections – In March 2007, the Company completed a private placement of 5,742,500 units at $0.80 per unit raising gross proceeds of over $4.5 million. With this funding, the Company plans to conduct further exploration at the INCA project, the Los Zorros property and the Eskapa property.   See note “Forward Looking Statements” at end of this report.

THIRD QUARTER 2007 – FOR THE PERIOD ENDED SEPTEMBER 30, 2007

During the third quarter the Company commenced a drill program at the INCA project in Chile. In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.

Drill Program, Inca Project – During the third quarter the Company commenced drilling at the INCA project in Chile with the objective of discovering large porphyry copper-gold-molybdenum-silver deposits.  Approximately 10,000 meters of core drilling was planned for this first-phase program.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The Company’s objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  The drilling is designed to focus on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

The INCA project is also favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine (0.97 billion tonnes of 0.63% copper, in production since 1959 with about two years of mine life remaining).

Blasting and bull-dozer work continued through the third quarter preparing additional access roads and drill pads for the on-going drill program at INCA.

Purchase of Additional Concession at INCA Project – The Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos) (paid).  No royalty is payable on this concession.

Eskapa Project – During the third quarter at the Eskapa copper and precious metal prospect in Bolivia, bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing planned for the Eskapa property.  Construction work on the new exploration camp at Eskapa continued through the third quarter.

Investor Inquires Concerning Exposure to Disruptions In Global Credit Markets, Non-Recourse Loans, and Derivatives – In response to the inquiries of numerous concerned shareholders, SAMEX is pleased to confirm the following:

Cash Investments Not Exposed To Liquidity Problems - Media reports have headlined the disruptions in global credit markets and concerns that repayment of some short-term investments may be delayed because of a liquidity crisis.  To alleviate concerns over the redemption of invested funds, SAMEX is pleased to report that its working capital and investments of excess cash are not exposed to this liquidity problem.  The Company invested its excess cash in a short-term investment certificate with the Bank of Montreal whereby the total amount of invested funds was immediately redeemable at any time.

No Exposure To Joint Venture Related Non-Recourse Loans – In relation to concerns about ways an interest in mineral properties may be reduced or diluted, we confirm that SAMEX Mining Corp. does not have any joint venture agreements on any of its mineral properties whereby the Company is exposed to non-recourse loans.

No Derivatives - We are pleased to confirm that SAMEX Mining Corp. is not a party to, nor bound by any agreement, document or instrument whereby the Company’s interest in mineral properties may be reduced or diluted, or whereby the Company may incur any other liabilities or obligation as a direct or indirect result of any derivative embedded in any agreement, document or instrument.

Stock Options Granted – During the third quarter, the Company granted options on 50,000 shares at $0.80 per share to a geologic consultant resulting in a stock-based compensation expense of $28,075 which is capitalized as mineral expenses included in the category “Geology, Mapping and Surveys” for the INCA project in the Statements of Mineral Interests.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $28,571 for legal services during the third quarter.

Investor Relations – Investor relations are handled by management and by Brazen Financial Corp., which also provides investor relations services for the Company pursuant to a Consulting Agreement described above in the management discussion for the Second Quarter 2007.  During the third quarter, meetings were held with shareholders, brokers and fund managers.

Stock Options Exercised – No stock options were exercised during the third quarter of 2007.

Warrants Exercised – No warrants were exercised during the third quarter of 2007.

NO SECURITIES WERE ISSUED DURING THE THIRD QUARTER ENDED SEPTEMBER 30, 2007

Outstanding shares at September 30, 2007 – 78,580,165

FOURTH QUARTER 2007 – FOR THE PERIOD ENDED DECEMBER 31, 2007

During the fourth quarter, the Phase I core-drilling program continued at the INCA Project, along with core logging, sampling and shipping of core samples to the assay lab.  By mid December the drilling portion of the program was finished with a total of 10,309 meters of drilling having been completed in 35 holes, with an average hole length of approximately 300 meters.  By that time, approximately 40% of the drill core from the program had been logged, sampled and ship to the lab for assaying.  The detailed process of core logging, sampling and assaying, along with the evaluation and interpretation of the results has continued on into 2008.  With the strong exploration activity in the industry, laboratories had significant backlogs of core analysis that resulted in receiving our assay results at a much slower rate than anticipated.  See “INCA PROJECT” in the Mineral Property Summaries section for details that have so far been reported concerning the drilling results (News Release No. 10-07 dated December 11, 2007 “Phase I Drilling Update - Inca Project, Chile” and News Release No. 1-08 dated February 25, 2008 “Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile”).  Subsequent to the date of this annual report, drilling data will continue to be compiled and readied for news releases on a target-by-target basis.

Eskapa Project, Bolivia – Construction work on the new exploration camp at Eskapa continued through the fourth quarter.

Bolivian Properties – Annual patent payments were made on our mineral concessions in Bolivia.  In December, we reduced the number of concessions we hold on the El Desierto property from 1,469 hectares down to 319 hectares that we continue to maintain for future evaluation.

Related Party Transactions – Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $10,095 for legal services during the fourth quarter.

Directors and Officers of the Company - Jeffrey P. Dahl – President, CEO & Director, Peter J. Dahl - Chairman & Director, Robert E. Kell - Vice President Exploration & Director, Patricio G. Kyllmann - Director, Allen D. Leschert - Director, Larry D. McLean - Vice President Operations, CFO & Director, Brenda L. McLean - Corporate Secretary.  Audit Committee member are: Larry McLean, Peter Dahl and Allen Leschert.  Compensation Committee members are: Peter Dahl, Allen Leschert and Patricio Kyllmann.

Investor Relations – Investor relations are handled by management and by Brazen Financial Corp., which also provides investor relations services for the Company pursuant to a Consulting Agreement described above in the management discussion for the Second Quarter 2007.  During the fourth quarter, meetings were held with shareholders and brokers.

Stock Options Granted – During the fourth quarter, the Company granted options on 60,000 shares at $0.70 per share to a consultant appointed to the Company’s Advisory Board resulting in a stock-based compensation expense of $22,900 that is included in the category “Consulting” of the Statement of Operations.

Stock Option Exercised – During the fourth quarter, stock options were exercised to purchase 50,000 shares at $.020 per share for proceeds of $10,000.

Warrants Exercised  - During the fourth quarter, warrants were exercised for the purchase of 66,000 shares at a price of $0.78 per share for proceeds of $51,480.

SECURITIES ISSUED DURING THE FOURTH QUARTER ENDED DECEMBER 31, 2007

Outstanding shares at September 30, 2007 – 78,580,165

Date of Issue	Type of Security	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration	Commission/ Finder’s Fees
Nov 7/07	Common Shares	Exercise of Warrant	10,000	$0.78	$7,800	Cash	N/A
Nov 8/07	Common Shares	Exercise of Stock Option	50,000	$0.20	$10,000	Cash	N/A
Nov 9/07	Common Shares	Exercise of Warrant	31,000	$0.78	$24,180	Cash	N/A
Nov 19/07	Common Shares	Exercise of Warrant	25,000	$0.78	$19,500	Cash	N/A
Outstanding shares at December 31, 2007 – 78,696,165

Outstanding shares at the date of this report April 11, 2008 – 78,696,165

Stock Options - At December 31, 2007, options were outstanding to acquire 7,230,000 shares as follows:

Optionee	Date of Option	# of Shares	Price	Expiry Date
Jeffrey Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 270,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Peter Dahl	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	75,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Robert Kell	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 275,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Larry McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	125,000 125,000 350,000 300,000 250,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017

Allen Leschert	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	50,000 100,000 350,000 150,000 150,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Patricio Kyllmann	Nov. 17, 2003 Aug 6, 2004 May 2, 2006 Feb 23, 2007	50,000 100,000 150,000 125,000	$1.00 $1.10 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 May 2, 2016 Feb 23, 2017
Brenda McLean	Nov. 17, 2003 Aug 6, 2004 April 20, 2005 May 2, 2006 Feb 23, 2007	40,000 40,000 175,000 150,000 75,000	$1.00 $1.10 $0.40 $0.85 $0.84	Nov. 17, 2008 Aug. 6, 2009 April 20, 2015 May 2, 2016 Feb 23, 2017
Philip Southam	Oct. 15, 2003 Feb 3, 2004 Aug 6, 2004 April 20, 2005 May 2, 2006	30,000 55,000 50,000 30,000 70,000	$0.63 $1.00 $1.10 $0.40 $0.85	Oct. 15, 2008 Feb. 3, 2009 Aug. 6, 2009 April 20, 2015 May 2, 2016
Stephen Scammell	Aug 6, 2004	25,000	$1.10	Aug. 6, 2009
Francisco Vergara	Aug. 13, 2003 Aug 6, 2004 May 2, 2006	50,000 50,000 50,000	$0.40 $1.10 $0.85	Aug. 13, 2008 Aug. 6, 2009 May 2, 2016
Dale Dobson	Feb 3, 2004 Aug 6, 2004	50,000 25,000	$1.00 $1.10	Feb. 3, 2009 Aug 6, 2009
Manuel Avalos	Feb 3, 2004 Aug 6, 2004 May 2, 2006	50,000 50,000 100,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jorge Humphreys	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Jean Nicholl	Feb 3, 2004 Aug 6, 2004 May 2, 2006	25,000 15,000 20,000	$1.00 $1.10 $0.85	Feb. 3, 2009 Aug. 6, 2009 May 2, 2016
Edgar Zapata	May 2, 2006	30,000	$0.85	May 2, 2016
Raul Castaneta	May 2, 2006	30,000	$0.85	May 2, 2016
Jorge Espinoza	May 2, 2006	30,000	$0.85	May 2, 2016
Brazen Financial Corp.	Jun 22, 2007	200,000	$0.85	Jun 22, 2012
Gerald Rayner	Sep 24, 2007	50,000	$0.80	Sep 24, 2012
Adrian Douglas	Dec 20, 2007	60,000	$0.70	Dec 20, 2012

Subsequent To the Year Ended December 31, 2007

Advance Royalty Payment Made On Los Zorros Property, Chile – On February 29, 2008 SAMEX made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Company’s Los Zorros property in Chile.  The royalty payment is the first of five identical payments that are payable annually for the next four years.  The Company purchased the 209 hectares of mineral concessions in 2006 pursuant to the “Hochschild Option”.  The concessions cover several old small gold workings that exhibit strong potential for the discovery of new resources.  Over several years SAMEX has accumulated more than 7,800 highly prospective hectares of mineral concessions at Los Zorros, which the Company has grouped into seven separate “Exploration Areas”.  The exploration objective at Los Zorros is the discovery of gold, silver and/or copper deposits.

Private Placement – On March 28, 2008 the Company announced that it had arranged a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  The private placement is subject to regulatory acceptance.

Plans and Projections - The Company will continue the substantial effort of evaluating and interpreting the exploration results from the recently completed Phase I drilling program at the INCA project in Chile.  In part, this effort will focus on integrating the Phase I results with the available historical information from the immediate and also broader district area.  During 2007 the Company entertained several larger parties who have expressed strong interest in possibly joint-venturing the project.  This approach may be an excellent way to facilitate faster overall growth and more rapidly advance the INCA project. Thus, the Company will continue such efforts and deliberations over the coming months with an emphasis on maximizing long-term value for shareholders.  During 2008 the Company is also expecting to renew its exploration activities on the numerous quality targets at its Los Zorros project in Chile.  The Company will endeavor to secure the necessary human and financial resources to facilitate the advancement of both INCA and Los Zorros simultaneously.

ANALYSIS OF FINANCIAL STATEMENTS

The following discussion of our operating results explains material changes in our consolidated results of operations for the fiscal year ended December 31, 2007.  In order to synchronize the different quarter ends, these consolidated financial statements include the accounts of the Bolivian subsidiaries for a 15–month period that includes their 2007 fiscal year from October 1, 2006 to September 30, 2007 and the first quarter of their 2008 fiscal year from October 1, 2007 to December 31, 2007 (see Note 1 to the financial statements).  The discussion should be read in conjunction with the consolidated financial statements to December 31, 2007 and the related notes included in this report.  Also note that during 2005 the Company’s fiscal year end was changed from November 30th to December 31st and as a result, comparative financial statements for fiscal 2005 cover a period of thirteen months from December 1, 2004 to December 31, 2005 whereas fiscal years 2006 and 2007 cover a normal 12-month period from January 1st to December 31st.  Management’s discussion and analysis of our operating results in this section is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto.  This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties and our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including, but not limited to, those risk factors described elsewhere in this report.  Our consolidated financial statements have been prepared in Canadian dollars and in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in significant respects from accounting principles generally accepted in the United States ("U.S. GAAP").  As such, this discussion of our financial condition and results of operations is based on the results prepared in accordance with Canadian GAAP.

Overview - Our business is exploration for minerals.  We do not have any properties that are in production. We have no earnings and, therefore, finance these exploration activities by the sale of our equity securities or through joint ventures with other mineral exploration companies.  The key determinants of our operating results include the following:

a)

our ability to identify and acquire quality mineral exploration properties on favorable terms;

b)

the cost of our exploration activities;

c)

our ability to finance our exploration activities and general operations;

d)

our ability to identify and exploit commercial deposits of mineralization; and

e)

the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties.

These determinates are affected by a number of factors, most of which are largely out of our control, including the following:

a)

the competitive demand for quality mineral exploration properties;

b)

political and regulatory climate in countries where properties of interest are located;

c)

regulatory and other costs associated with maintaining our operations as a public company;

d)

the costs associated with exploration activities; and

e)

the cost of acquiring and maintaining our mineral properties.

Our primary capital and liquidity requirements relate to our ability to secure funds, principally through the sale of our securities, to raise sufficient capital to maintain our operations and fund our efforts to acquire mineral properties with attractive exploration targets and conduct successful exploration programs on them.  We anticipate this requirement will continue until such time as we have either discovered sufficient mineralization on one or more properties with sufficient grade, tonnage and type to support the commencement of sustained profitable mining operations and are thereafter able to place such property or properties into commercial production or until we have obtained sufficient positive exploration results on one or more of our properties to enable us to successfully negotiate a joint venture with a mining company with greater financial resources than us or some other suitable arrangement sufficient to fund our operations.

Our success in raising equity capital is dependant upon factors which are largely out of our control including:

a)

market prices for gold, silver, copper and other metals and minerals;

b)

the market for our securities; and

c)

the results from our exploration activities.

The most significant factors affecting our operations during the past year were related to continued strength in the demand for, and in the prices of precious and base metals and a corresponding favourable market for shares of junior exploration companies.  These factors are expected to have a significant effect on our future financial operations during the next fiscal year and thereafter so long as we continue in our present business of mineral exploration. During 2006, the prices of gold, silver, copper and zinc dramatically increased over their prices in the previous five years, and although these metals experienced significant price volatility during 2007, they all maintained prices substantially higher than in the years previous to 2006.  This continued strength in the metal prices effectively maintained a good interest in the general market for the shares of junior exploration companies.  This in turn caused a growth in general mineral exploration activity, resulting in greater competition for mineral properties and the resources employed in mineral exploration, and a corresponding increase in the prices demanded for suitable exploration properties and the costs associated with mineral exploration.  We anticipate the market for precious and other metals will continue to increase in the short and medium term, resulting in continued favourable outlook for our ability to raise equity capital, but also increased exploration costs and increased costs for acquiring new exploration properties.  Accordingly, we anticipate our operating results will be most significantly affected by the results of our exploration activities on our existing properties.  See note titled “Forward Looking Statements” at the end of this report.

Accounting Policies - We have adopted a number of accounting policies and made a number of assumptions and estimates in preparing our financial reporting, which are described in Note 2 to the consolidated financial statements.  These policies, assumptions and estimates significantly affect how our historical financial performance is reported and also your ability to assess our future financial results.  In addition, there are a number of factors which may indicate our historical financial results, but will not be predictive of anticipated future results.  You should carefully review the following disclosure, together with the attached consolidated financial statements and the notes thereto, including, in particular, the statement of significant accounting policies set out in Note 2 to such statements.

Going Concern Assumptions - As described in Note 1 to our consolidated financial statements, our consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning that we will continue in operation for the foreseeable future and will be able to realize assets and discharge our liabilities in the ordinary course of operations.  We do not have any mineral properties in production, and have not yet generated any revenues and have a history of losses.   Our continuation as a going concern is uncertain and dependent on our ability to discover commercial mineral deposits on our properties and place them into profitable commercial production and our ability to sustain our operations until such time.  This, in turn depends on our ability to continue to fund our operations by the sale of our securities and other factors which are largely out of our control.  Although we have been successful in the past in obtaining financing, it cannot be assured that adequate financing or financing on acceptable terms can be obtained in the future.  In the event we cannot obtain the necessary funds, it will be necessary to delay, curtail or cancel further exploration on our properties.  Our consolidated financial statements do not reflect adjustments to the carrying values and classifications of assets and liabilities that might be necessary should we not be able to continue in our operations, and the amounts recorded for such items may be at amounts significantly different from those contained in our consolidated financial statements.

Treatment of Mineral Property Costs - As we are at the exploration stage, we capitalize the acquisition and exploration costs of our mineral properties under Canadian GAAP.  Should any of these properties be placed into production, such costs would be amortized over the life of the properties on a unit-of-production basis.  Should exploration results of any of our properties prove unsatisfactory, we would then abandon such property or properties, and write off costs incurred up to that time.  The impact on our net loss for the fiscal period would be dependent upon the amount of costs deferred up to the time of the write-off.

Accounting Estimates and Assumptions - The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and (ii) the reported amounts of expenses during the reporting periods covered by the consolidated financial statements.  Our management routinely makes judgements and estimates about the effect of matters that are inherently uncertain.  As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgements become even more subjective and complex.  We have identified certain accounting policies that are most important to the portrayal of our current financial condition and results of operations.  Our significant accounting policies are disclosed in Note 2 of notes to our consolidated financial statements, which should be read in conjunction with this Report.

Among other things, we determine our stock-based compensation costs using an option pricing model which involves the selection of highly subjective assumptions, including an assumption as to price volatility.  Changes in these assumptions can materially affect the fair value estimate and therefore the current model does not provide a consistently reliable measure of the fair value cost of the Company’s outstanding stock options.

Stock-Based Compensation - We have a stock option plan whereby we grant incentive stock options as partial compensation to our directors, officers, employees and consultants.  Based on recommendations of the CICA Handbook - Section 3870, effective December 1, 2002, we adopted a new method to account for stock-based compensation and other stock-based payments that is described in note 1.h and note 6.d to our consolidated financial statements.  Under the new standard, any stock-based payments to non-employees, and any employee awards involving direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments will be accounted for using the fair value based method.  The fair value of the options at the grant date is determined using the Black-Scholes option pricing model.

Selected Annual Information & Summary of Quarterly Results

Selected Annual Information	Year Ended December 31, 2007	Year Ended December 31, 2006	13 Months Ended December 31, 2005

Revenue	$ -	$ -	$ -
Net loss from operations	(1,865,163)	(1,961,999)	(1,539,887)
Net loss for the year/period	(1,903,683)	(1,979,866)	(1,546,357)
Net loss per share	(0.02)	(0.03)	(0.02)
Total assets	12,083,496	8,605,000	5,751,166
Long-term liabilities	-	-	-

Quarterly Results	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007	Mar 31, 2007	Dec 31, 2006	Sep 30, 2006	Jun 30, 2006	March 31, 2006
Revenue $	-	-	-	-	-	-	-	-
Net loss $	(382,043)	(337,376)	(394,923)	(789,341)	423	(253,806)	(1,431,000)	(295,483)
Net loss /share $	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.01)

The larger net losses are mainly due to “Stock-Based Compensation” expenses related to stock options granted during those quarters.  For example, a stock-based compensation expense of $1,094,575 was included in the second quarter of fiscal 2006 (to June 30, 2006) in relation to the grant of 1,850,000 options on shares at a price of $0.85 per share.  In the fourth quarter of

2006 (to December 31, 2006) the Company capitalized as mineral expenses $208,561 of the stock-based compensation recorded during the second quarter (to June 30, 2006).  This change in the account for the stock-based compensation reduced the loss for the fourth quarter of fiscal 2006 accordingly and additional adjustments made in the fourth quarter (at year end) resulted in a positive $423 for the fourth quarter.  The net loss for the first quarter of fiscal 2007 (to March 31, 2007) included a stock-based compensation expense of $672,272 in relation to a grant during the first quarter of 1,295,000 options on shares at a price of $0.84 per share.  The net loss for the second quarter of fiscal 2007 to June 30, 2007 included a stock-based compensation expense of $90,390 in relation to the grant of options on 200,000 shares at a price of $0.85 per share. The net loss for the fourth quarter of 2007(to December 31, 2007) includes a stock-based compensation expense of $22,900 in relation to the grant of options on 60,000 shares at $0.70 per share to a consultant.

Operating Results

During the first quarter of 2007 our activities included completing 30.6 line-kilometers of IP/Resistivity geophysical survey at the INCA project in Chile, financing activities which raised more than $4,500,000 through a private placement of units, and making option payments on concessions comprising the INCA project.  During the quarter, annual patent payments were made on the Company’s mineral properties in Chile.

During the second quarter, at the INCA project in Chile, we completed an additional 26.2 line-kilometers of IP/Resistivity geophysical surveys that included 10.4 line kilometers of 100-meter Dipole-dipole spacing and 15.8 line kilometers of 200-meter dipole-dipole spacing.  With the additional geophysical surveys completed, drill sites were selected and blasting and bulldozer work commenced to construct access roads and drill pads for the drilling program. During the second quarter, the Company signed the “Parra” option agreement and made the first option payment to acquire additional mineral concessions in the INCA project area.  At the Eskapa copper and precious metal prospect in Bolivia, the Company began constructing a new exploration camp, and commenced bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property.

During the third quarter the Company commenced a 10,000 meter Phase I drill program at the INCA project in Chile and blasting and bulldozer work continued to construct access roads and drill pads as the drilling program progressed.  Core logging, sampling and assaying was conducted on the drill core.  An additional three hectares of mineral concessions were purchased covering a small portion of the INCA project.  In Bolivia, construction work continued on the new Eskapa exploration camp and bulldozer work completed the repair and expansion of access roads and the building of drill pads for the next phase of drill testing on the Eskapa property.

During the fourth quarter, the Phase I core-drilling program continued at the INCA Project, along with core logging, sampling and shipping of core samples to the assay lab.  By mid December the drilling portion of the program was finished with a total of 10,309 meters of drilling having been completed in 35 holes, with an average hole length of approximately 300 meters.  By that time, approximately 40% of the drill core from the program had been logged, sampled and ship to the lab for assaying.  The detailed process of core logging, sampling and assaying continued through the fourth quarter. During the fourth quarter, annual patent payments were made on the Company’s mineral properties in Bolivia.

Summary for fiscal 2007  - As a result of the activities on our mineral exploration properties during fiscal 2007, our expenditures on mineral interests and exploration costs for the year totaled $3,797,308 at December 31, 2007 as compared to $2,161,249 for fiscal 2006.  These costs for 2007 include $169,252 of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to geologists who work on our mineral properties.

A $339,285 portion of the mineral interests and exploration costs for 2007 was expensed in the Statement of Operations and Deficit as “Mineral Interests Administration and Investigation Costs”.  The remaining $3,458,023 is recorded as “Expenditures” in the Statement of Mineral Interests.  Our assets categorized in the consolidated financial statements as “Mineral Interests” increased to $10,497,834 at December 31, 2007 from $7,086,240 at December 31, 2006.

At the end of fiscal 2007, certain costs were written off on the Espejismo ($8,113), Miscellaneous Properties-Chile ($7,870), El Desierto ($3,633), Walter ($2,087), Wara Wara ($15,828) and Yaretani ($8,898) properties since no current exploration is being conducted on these properties.  These costs written off, relate mainly to property patent payments paid annually to maintain the mineral property concessions.  At the 2007 year-end, these properties were written down to a nominal value of $1,000 each (see category “Summary of Deferred Expenditures”) until exploration activity is resumed on the respective properties.

The amount of cash on hand at December 31, 2007 was $1,325,170 compared to $1,339,761 at December 31, 2006.  At December 31, 2007, we were debt-free, apart from accounts payable and accrued liabilities of $106,463 as compared to $67,728 at December 31, 2006.

The following comments are related to certain categories in the consolidated financial statements for the fiscal year ended December 31, 2007:

Consolidated Balance Sheet

“Other Current Assets” - includes $53,875 which reflects the market value of 2,024.427 grams of gold the Company held at December 31, 2007 (the book value of the gold is $36,148; the unrealized gain on the gold is $17,727 – See  “Unrealized Gain On Available-For-Sale Financial Instrument” in Consolidated Statements of Comprehensive Loss).

“Accounts Payable And Accrued Liabilities” – consists of accounts payable and a $40,000 audit fee accrual.

Consolidated Statements of Operations and Deficit

“Accounting and Audit” – the higher amount recorded for fiscal 2006 is due in-part to a $10,000 prepayment in December 2006 for audit work that was completed in fiscal 2007 and, to costs during fiscal 2006 for the preparation/filing of controlled foreign affiliate tax information documents for multiple years.

“Consulting” – includes $48,053 paid to Brazen Financial Corp. to provide investor relation services to the Company and also includes a stock-based compensation expense of $90,390 in relation to the grant of options to Brazen Financial Corp. on 200,000 shares at a price of $0.85 per share.  “Consulting” also includes a stock-based compensation expense of $22,900 in relation to the grant of options on 60,000 shares at $0.70 per share to a consultant appointed during 2007 to the Company’s Advisory Board.

“Mineral Interests Administration and Investigation Costs” - includes operating costs related to the Company’s activities in Bolivia and Chile that are not allocated to one of the Company’s specific mineral properties, and generative exploration or investigating and evaluating mineral properties not acquired by the Company.  Increases in this category over 2006, are due mainly to increased activity related to general and administrative functions at our Bolivian and Chilean operations.

“Office, Supplies and Miscellaneous” - includes rent and utilities for the Canadian corporate office, book-keeping/accounting, office supplies, telephone, postage, couriers, parking, mileage.

“Salaries, Benefits and Stock-Based Compensation” – includes a stock-based compensation expense of $531,095 related to the granted of options on shares at $0.85 per share.  These stock-based compensation expenses have been determined using the Black-Scholes option-pricing model.  The existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options

“Travel and Promotion” – The higher costs during fiscal 2006 as compared to 2007 is related to the Company’s exhibiting in the Vancouver gold and resource conference during the first and second quarters of 2006.  Additional costs were also incurred during 2006 related to travel/introductions/meetings with shareholders, brokers and fund managers in London, Paris, Geneva, Zurich, Amsterdam, San Francisco, New York, Toronto and Vancouver.

Consolidated Statements of Mineral Interests

“Geology, Mapping and Surveys” – includes salaries for geologists, support staff and geologic consultants doing work for the respective mineral properties.  This category for the INCA Property in Chile also include $169,252 (in aggregate) of Stock-Based Compensation expense capitalized in the Statement of Mineral Interests in relation to stock options granted during the fiscal year to geologists working on our INCA mineral property.

Liquidity and Capital Resources - We are an exploration company and do not have any mineral properties in production and, therefore, did not generate any revenue from operations during the fiscal year ended December 31, 2007.  We realized a net loss of $1,903,683 for the fiscal year ended December 31, 2007 or $0.02 per share compared to a net loss of $1,979,866 for the fiscal year ended December 31, 2006 or $0.03 per share.   The size of the net losses for 2007 and 2006 are due in part to stock-based compensation expenses related to stock options granted during 2007 and 2006.  Losses are a reflection of our ongoing expenditures on our mineral properties which are all currently in the exploration stage.  Since we have no source of operating revenues, no lines of credit and no current sources of external liquidity, our ability to continue as a going concern is dependent upon our ability to raise equity capital, enter into joint ventures or borrow to meet our working capital requirements.

We intend to pursue both the acquisition of mineral properties that we consider to be highly prospective for gold, silver, copper and other metals and to conduct further exploration at the INCA project and the Los Zorros property in Chile.  In March 2008, the Company arranged a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of more than $1.5 million to help fund its activities.

In the coming years, we will require substantial additional capital to achieve our goal of discovering significant economic mineralization on one or more of our properties.  Until such time as we are able to make such a discovery and thereafter place one or more of our properties into commercial production or negotiate one or more joint venture agreements, we will be largely dependant upon our ability to raise capital from the sale of our securities to fund our operations.  We believe that our current capital resources are sufficient to fund our general operations as currently anticipated for the next year.  We do not anticipate being able to obtain revenue from commercial operations in the short term and anticipate we will be required to raise additional financing in the future to meet our working capital and on-going cash requirements.  We intend to raise such financing through sales of our equity securities by way of private placements, and/or the exercise of warrants.  We may also secure additional exploration funding through option or joint venture agreements on our mineral properties; or through the sale of our mineral properties, royalty interests or capital assets, or borrow to meet our working capital requirements.  While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to access the capital market, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into. If we are unable to secure sufficient funds to pursue such proposed acquisitions and exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  See note titled “Forward Looking Statements” at the end of this report.

Financing - In the past, we have relied in large part on our ability to raise capital from the sale of our securities to fund the acquisition and exploration of our mineral properties.  During the past few years, increasing precious metal and base metal prices and revived market interest in mineral exploration companies enhanced our ability to raise funding for exploration.  For example, during fiscal 2003, we raised a total of $4,699,600 from the sale of our securities through private placements and exercise of warrants and options.  During fiscal 2004, we raised $1,484,954 from the sale of our securities through a private placement and exercise of warrants and options.  During fiscal 2005, proceeds of $330,300 were raised from the exercise of warrants.  During the 2006 fiscal year we raised $2,604,000 from the sale of our securities through a private placement of 3,720,000 units at $0.70 per unit and additional proceeds of $1,202,800 were raised from the exercise of warrants and options.  During the first quarter of fiscal 2007, we raised gross proceeds of $4,594,000 from the sale of our securities through a private placement of 5,742,500 units at a price of $0.80 per unit and additional proceeds of $100,000 were realized from the exercise of options.  During the second quarter, proceeds of $10,000 were received from the exercise of stock options.  During the fourth quarter, proceeds of $10,000 were received from the exercise of stock options and $51,480 from the exercise of warrants.

Use Of Proceeds For Fiscal 2003, 2004, 2005, 2006 and 2007 - During fiscal 2003, we completed five private placement financings which raised gross proceeds totaling $3,474,600 ($500,000 in the third quarter and $2,974,600 in the fourth quarter).  As required in the filing of the respective private placement details with regulatory authorities, we disclosed that the intended use of the private placement proceeds would be in aggregate: $1,574,600 for general working capital, $1,800,000 for expenditures/exploration on our mineral properties, and $100,000 for mineral property acquisition.

During fiscal 2003, our expenditures/exploration on mineral properties totaled $648,633 including mineral property acquisition costs of $123,905.   During fiscal 2004, our expenditures/exploration on our mineral properties totaled $2,136,270 for the year ending November 30, 2004.   As required in the filing of private placement details with regulatory authorities, we disclosed that the intended use of the $880,000 proceeds from the private placement completed during the third quarter 2004, would be $440,000 for general working capital and $440,000 for expenditures/exploration on our mineral properties (including $25,000 on the Eskapa property to refurbish and expand the camp, repair and enhance access roads and prepare drill pads for the next phase of drill testing at a later date). The disclosed use of proceeds of $2,340,000 for expenditures/exploration on our mineral properties during fiscal 2003 and 2004 was more than fulfilled as actual expenditures/exploration on our mineral properties was $648,633 during 2003 and $2,136,270 during 2004, for a total of $2,784,903.  In addition, during fiscal 2005, cumulative expenditures on mineral properties totaled $1,491,548 to December 31, 2005.  In fiscal 2006, during the first quarter ended March 31, 2006 we completed a private placement and in regulatory filings disclosed that the intended use of the $$2,604,000 proceeds would be $1,600,000 for expenditures/exploration on our mineral properties and $1,004,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties during fiscal 2006 totaled $2,161,249 at December 31, 2006.  In the first quarter of 2007 we completed a private placement and in regulatory filings disclosed that the intended use of the $4,594,000 proceeds would be $3,200,000 for expenditures/exploration on our mineral properties and $1,394,000 for general working capital.  The intended use of proceeds was more than fulfilled as expenditures/exploration on our mineral properties totaled $3,797,308 for the fiscal year ended December 31, 2007.

Anticipated Capital Requirements - We anticipate that we will be able to fund our ongoing general operations over the next year from funds on hand. In March 2008, the Company arranged a private placement of 2,565,000 units at $0.60 per unit raising gross proceeds of more than $1.5 million.  In relation to exploration programs, management will work to secure additional equity financings to fund our proposed exploration programs at the INCA project and the Los Zorros property in Chile.

While we have in the past been able to raise sufficient funds to sustain our exploration programs, there is no assurance that we will continue to be able to do so.  If, for any reason, we are not able to secure equity financings, our resources during this period will be limited to cash on hand and any revenues we are able to generate from joint venture or similar arrangements we may hereafter enter into.  If we are unable to secure sufficient funds to pursue exploration to the level desired, we will adjust our proposed activities to reflect the amount of capital available to us after providing for sufficient working capital to maintain our existing operations.  Since we own our interests in the majority of our mineral properties, we do not have any significant capital obligations to third parties to maintain our property interests other than the payment of periodic patent and other government fees and the option payments listed under the “Table of Contractual Obligations” (see below).  Our anticipated cash requirements for the year are primarily comprised of the anticipated costs of conducting our exploration programs, our administrative overhead and the option obligations listed under the “Table of Contractual Obligations” (see below) and other operating expenses in the normal course of business. See note titled “Forward Looking Statements” at end of this report.

Table of Contractual Obligations - The following table summarizes our contractual obligations at December 31, 2007 and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

Contractual Obligations	Payment Due By Period
	Total	Less than a year	1-3 Years	4-5 Years	After 5 Years
Porvenir Option (1) Option Payments	US$1,200,000	US$200,000	US$1,000,000
Araya Option (2) Option Payments	US$200,000	US$100,000	US$100,000
Rojas Option (3) Option Payments	US$225,000	US$75,000	US$150,000
Parra Option (4) Option Payments	US$130,000	US$50,000	US$80,000
Hochschild Purchase (5) Advance Royalty (italics)	US$500,000	US$100,000	US$300,000	US$100,000
Capital (Finances) Lease Obligations	NIL

Operating Lease Obligations	NIL
Purchase Obligations Equipment	NIL
Other Long-term Liabilities	NIL
Total Contractual Obligations and Commitments	US$1,755,000 Advance Royalty US$500,000	US$425,000 Advance Royalty US$100,000	US$1,330,000 Advance Royalty US$300,000	Advance Royalty US$100,000

(1) These are option payments pursuant to an option to purchase mineral property forming a 2,138-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(2) These are option payments pursuant to an option to purchase mineral property forming a 45-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(3) These are option payments pursuant to an option to purchase mineral property forming a 20-hectare portion of our INCA Property under the Unilateral Option Purchase Contract dated May 25 2006 between Oscar David Rojas Garin and our subsidiary, Minera Samex Chile S.A.  While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(4) These are option payments pursuant to an option to purchase mineral property forming a 21-hectare portion of our INCA property under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A. While we are not obliged to make these payments, it will be necessary to do so if we wish to preserve our interest in this portion of the property.  (see “Mineral Property Summaries” – “INCA Project” for details)

(5) Pursuant to the exercise of an option and the related Purchase Contract dated October 27, 2006 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A., SAMEX holds 100% interest (subject to an NSR royalty) in concessions covering a 209-hectare portion of our Los Zorros Property.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by February 29 of 2008 and by March 1st of 2009, 2010, 2011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to pay the advance royalty if it elects to return the concessions to the previous owner (see “Mineral Property Summaries” – “Los Zorros Property” for details).

Research and Development, patents and licenses, etc. - We are a mineral exploration company and we do not carry on any research and development activities.

Trend Information - Market interest in mineral exploration companies has been good over the past year as a result of high precious metal and base metal prices.  We anticipate that the price of gold, silver, copper and other metals will remain strong and possibly increase over the next year which should enable us to secure additional equity financing.  We anticipate that a continuing strength in metal prices will also make the acquisition of quality exploration prospects more expensive, as well as increase the costs of exploration generally.  Metal prices cannot be predicted with accuracy and our plans will be largely dependant upon the timing and outcome of metal markets, particularly the price of gold, silver and copper which is entirely outside of our control.  See note titled “Forward Looking Statements” at the end of this report.

The prices of precious metals and base metals fluctuate widely and are affected by numerous factors beyond our control, including expectations with respect to the rate of inflation, relative strength of the U.S. dollar, Chilean Peso and of other currencies as against the Canadian Dollar, interest rates, and global or regional political or economic crisis.  The demand for and supply of precious metals and base metals may affect precious metals and base metals prices but not necessarily in the same manner as supply and demand affect the prices of other commodities.  If metal prices are weak, it is more difficult to raise financing for our exploration projects.  There is no assurance our attempts to attract capital will be successful.  Failure to attract sufficient capital may significantly affect our ability to conduct our planned exploration activities. Conversely, when metal prices are strong, competition for possible mineral properties increases as does the corresponding prices for such prospective acquisitions and the cost of drilling and other resources required to conduct exploration activities.

We have followed the policy of, at year end, writing down to nominal value any of our mineral properties on which we have not conducted any significant exploration activities during that fiscal year and do not plan to conduct exploration activities within the current year, regardless of our long term view of the prospects of the particular property.  Since our future exploration activities are dependent upon a number of uncertainties including our ability to raise the necessary capital (which is in turn affected by external factors such the prices of precious and base metals), we may be required, by application of this accounting policy, to write down other properties now shown as an asset in our consolidated financial statements to nominal value, even though we may intend to conduct future exploration activities on them after the current fiscal period.

Off Balance Sheet Arrangements - We do not have any material off-balance sheet arrangements out of the ordinary course of business other than verbal employment or consulting agreements with our executives.

Disclosure Controls and Procedures - The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 and concluded that as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.  During the period covered by this report, there were no significant changes in the Company’s internal controls or in other factors that materially adversely affected, or are reasonably likely to materially adversely affect, the Company’s internal control over financial reporting.

Employees, Salaries, Payment to Related Party – During fiscal 2007 we had 23 employees, the majority of which were involved in activity on our mineral properties in Chile and Bolivia.  By comparison, we had from 20 to 21 employees during fiscal 2006.  Salaries, for employees who are also directors or officers of the Company, totaled $424,513 in fiscal 2007, a $120,913 portion of which was capitalized as mineral interests (compared to fiscal 2006 when their salaries totaled $418,884, a $124,484 portion of which was capitalized).   Allen D. Leschert, one of our directors, provides legal services to us through Leschert & Company Law Corporation.  Leschert & Company charged $58,217 for legal services during fiscal 2007 (fiscal 2006 - $25,965).

Audit Committee & Compensation Committee - The Audit Committee is governed by the Company’s Audit Committee Charter. The Audit Committee is composed of director, Larry McLean, Vice President, Operations and Chief Financial Officer of the Company who is not independent, and director, Peter Dahl and Allen Leschert (non-executive directors of the Company) who the Board of Directors have determined to be independent in accordance with the requirements of our Audit Committee Charter.  The Audit Committee’s primary function is to review the annual audited financial statements with the Company’s auditor prior to presentation to the Board.  The audit committee also reviews the Company’s interim un-audited quarterly financial statements prior to finalization and publication.  Our Compensation Committee is composed of non-executive directors, Peter Dahl, Allen Leschert and Patricio Kyllmann.  The Compensation Committee was established to assist and advise the Board of Directors with respect to any and all matters relating to the compensation of the executive officers of the Company or other such persons as the Board may request from time to time.

Additional Disclosure For Venture Issuers Without Significant Revenue – The information required by National Instrument 51-102 is disclosed in the attached consolidated financial statements to which this Management Discussion & Analysis relates.

MINERAL PROPERTY SUMMARIES

EL DESIERTO PROPERTY

The El Desierto property is located in southwestern Bolivia at an elevation of about 3,800 meters, near the villages of El Desierto and Abra de Napa, processing centers for sulfur mines in the area. The property is located approximately 25 km north of the Quebrada Blanca and Collahuasi copper porphyry mines in Chile and is readily accessible by road from both Bolivia and Chile.  The property is situated along a trend of a geologic belt that is renowned for some of the world’s largest porphyry copper-gold mines.  The exploration objective at El Desierto is to delineating targets for porphyry copper-gold deposits.

The El Desierto mineral concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.  Under the agreements, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold the concessions and is entitled to a 1% interest in such operations. The property is also subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.

During 1997, we conducted reconnaissance IP surveys, sampling and mapping on the property.  No exploration was conducted during 1998, but additional mineral concessions were staked to expand the property.

In 1999, we granted International Chalice Resources Inc. (“Chalice”) an option to earn up to a 35% joint venture interest in the El Desierto property by expending a total of US $500,000 on the property (El Desierto Property Option Agreement dated September 30, 1999).  SAMEX/Chalice exploration during 2000 involved road construction, geologic mapping, trenching, sampling, geochemical analysis and geophysical surveys on a portion of the property.  After two phases of exploration, SAMEX/Chalice decided the results on this portion of the property were not sufficient to warrant drilling at the time.  Since no immediate exploration was planned, Chalice agreed to fund annual property holding costs and we granted Chalice a three year extension on their option.   Effective February 26, 2002, Chalice decided to drop their option, relinquishing all rights under the El Desierto Property Option Agreement.  SAMEX had received a total of US$216,147 in option payments from Chalice up until the time the option was dropped.

No exploration has been conducted on the El Desierto property since the SAMEX/Chalice program in 2000.  In 2007 we further reduced our landholdings in the area, but we continue to maintain concessions covering approximately 319 hectares for possible future evaluation.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.  The El Desierto Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESKAPA PROPERTY

The information herein respecting the Eskapa property is based on a technical report prepared by Robert E. Kell, Vice President Exploration and a Director of SAMEX Mining Corp., who is a certified professional geologist and a “qualified person” pursuant to the requirements of Canadian Securities Administrators National Instrument 43-101.  A copy of such report has been filed with the British Columbia Securities Commission and Alberta Securities Commission and is available for review by interested persons at SEDAR.com.  SAMEX, through its Bolivian subsidiary, EMIBOL S.A., holds a 99% interest in any mining operations which may be established on the 3,700 hectare Eskapa property located in the Enrique Baldevieso Province, Department of Potosi, Bolivia and situated 150 km by road southwest of Uyuni, and 20 km southeast of the rail station of Chiguana.  The Eskapa concession (elevation between 4200 to 4400 meters) is centered over the eroded-out core zone of the extinct Cerro Eskapa stratovolcano which is situated in the southwestern part of Bolivia, approximately 48 airline kilometers east of the frontier with Chile and 55-airline kilometers southeast of Ollague, Chile.  The property is readily accessible from Uyuni, Bolivia or Calama, Chile.  We explored the property in sporadic fashion from 1995 to 1998 and carried out a ten-hole core drilling program in 1999.  Additional exploration work was conducted during two time periods in 2001 and included drilling six core holes.   SAMEX has expended over a million dollars on exploring the Eskapa property with cumulative Deferred Mineral Interest costs since 1995 totaling $1,361,753 at December 31, 2007.

The region, where the Cerro Eskapa prospect is situated, is part of the Cordillera Occidental which consists of numerous extinct or dormant late-Tertiary to early quaternary, andesite-dacite stratovolcanoes positioned on a high plateau (3500 meters mean elevation) of mid- to late-Tertiary volcanic and sedimentary rocks.  The Cerro Eskapa stratovolcano is uniquely considerably eroded such that strong alteration and silver-lead-antimony sulfosalt-mineralized zones are exposed over a large 2 km. by 3 km. area of the core zone.  The stratovolcano core zone had, up until 1995, surprisingly not been explored during modern times.  Colorful chrysocolla mineralization on the lower north flank of the stratovolcano was worked in pre-historic times by indigenous people.  In the stratovolcano core zone, Spanish Colonial-era prospectors explored silver-mineralized vuggy silica-barite outcrops with minor production from shallow irregular workings.  An unknown Chilean mining concern sank a 45 meter-deep shaft near one of the Spanish workings in the late-1870’s just before the outbreak of the War of the Pacific There is no indication of any production from this shaft.  The geologic setting, extensive hydrothermal alteration, presence of silver-lead-antimony sulfosalt mineralization, accessible location, and lack of any previous exploration drilling made the area attractive to us for acquisition.

The strong argillic, advanced-argillic, and vuggy silica alteration are focused on porphyritic dacite and hydrothermal breccia which occupy the stratovolcano core zone.  The nature of the alteration and widespread abundant pyrite are characteristic of the high-sulfidation-type of precious-metal mineralizing system, which occur in the Cordillera Occidental of South America.  At Cerro Eskapa, silver-lead-antimony sulfosalt-mineralization occurs, at the surface of the eroded-out stratovolcano core zone, in linear/steeply dipping zones of vuggy silica-barite strongly controlled along west-northwest-trending faults.  The zones range from 1 to 3 meters in width and several can be traced for up to several thousands of meters.  Based on our sampling, grades of this mineralization in dump and rock-chip samples are variable, but typically contain high amounts of silver (>69.3 ppm to 2260 ppm (g/mt), lead (>144 ppm to 23100 ppm) and antimony (165 ppm to 25800 ppm) with anomalous mercury 1140 ppb (to 90000 ppb), but with very low gold values (<5 ppb).  Surrounding clay-pyrite-altered porphyritic dacite contains anomalous amounts of mercury, arsenic, and antimony, and low values in gold and silver.  The mineralized zones appear to represent the leakage up from more substantial mineralization at depth.

Our exploration of the stratovolcano core zone (1995-1999) included: considerable road building for access, geologic mapping, considerable rock-chip sampling and running IP surveys over long lines.  The data from these efforts showed that silver-lead-antimony sulfosalt/sulfide mineralization is tightly restricted to the zones of vuggy silica-barite and no indication could be found of a shallow bulk-tonnage type of deposit.  The IP surveys generally detected the high-resistivity expression of the zones and demonstrated a depth extent in excess of the 250-meter search depth limit.  The first attempt in 1999 to core drill the zones (March-June, 1999) produced mixed results.  Some holes were unfortunately not properly located and aimed, and missed making the intended down-dip intersection.  However, two drill holes (DDH-EK-99-02 and -04) did make interesting intersections confirming that the vuggy silica-barite rock does continue to depth, but silver grades were disappointing.  DDH-EK-99-02 intersected a thick vuggy silica-barite zone of 13.0 meters true width containing 41.8 ppm (g/mt) silver with low detectible gold (7 ppb) and anomalous copper, lead, antimony with anomalous mercury.  However, the intersection was considerably affected by a late oxidation alteration of sulfosalt/sulfide minerals producing abundant limonitic minerals.  This suggested that the metal values were much reduced in the intercept due to possible leaching of silver and base and pathfinder metals.  Hence, the intersection was not representative of mineralization elsewhere along strike or at depth along the zone.  The other intersection (DDH-EK-99-04) was located at high elevations at the east end of the same zone and was complicated by faulting.  The recovered fault-bounded sliver of the vuggy silica rock contained 109.2 ppm (g/mt) silver over a 0.30 meter true width.  No funding was available to pursue follow-up drilling and consequently, no exploration work was carried out from June, 1999 to December, 2000.

In November 2000, we granted International Chalice Resources (“Chalice”) an option to earn up to a 40% joint venture interest in mineral operations on the Eskapa property by making payments totaling US $500,000 by November 15, 2003.  Later, we agreed with Chalice to amend certain terms of the agreement by reducing total option payments required, to US $461,137.98, by an earlier date, February 28, 2002.  Chalice completed option payments totaling US $461,137.98 by February 28, 2002 and thereby earned the right to receive, upon formation of a joint venture, a 40% joint venture interest with respect to mineral operations on the property.  However, in October 2002, we negotiated an agreement to restore our original 99% interest in the Eskapa property by purchasing-back the rights earned by Chalice under the Eskapa Property Option/Joint Venture Agreement.   We arranged to purchase-back this right to a 40% interest from Chalice by:

a) paying Chalice $50,000 cash ($25,000 paid on signing and $25,000 by October 3, 2003 [paid]);

b) issuing 200,000 of our shares to Chalice (issued November 4, 2002);

c) granting Chalice a US$2,000,000 cash royalty, to be paid out of production on the property in eight equal quarterly payments of US$250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Pursuant to the buy-back agreement, the Eskapa Property Option/Joint venture Agreement with Chalice terminated and we now hold a 99% interest in any mining operations which may be established on the property.

The option payments from Chalice provided us with the funding to resume exploration on the Eskapa property in 2001 to identify and drill new targets for precious-metal mineralization.  Compilation of our previous exploration data outlined ten (I-X) prospective mineralized zones within the stratovolcano core zone, but exploration attention was instead focused in the Breccia

Area to the southwest where considerable breccia was found and then evaluated using geologic mapping, rock-chip sampling, and running IP surveys.   These zones could be interpreted as the fault-offset continuation of those found in the stratovolcano core zone.  However, although the breccia zones contain anomalous mercury and, locally, antimony, arsenic, and zinc, no values for gold or silver are present.  The only attempt at drilling in the Breccia Area encountered faulting and no indication of precious-metal mineralization was intersected.  Exploration for a concealed significant copper deposit related to the oxide-copper-mineralized pebble breccia bodies of the Copper Zone also did not yield positive results from drill testing one of the IP chargeability targets.  A cored intersection through one of the pebble breccia bodies (DDH-EK-01-1C) yielded a 1.0 meter true width of 5% copper and 10 ppm (g/mt) silver.  The decision was made to locate a deep drill test of one of the vuggy silica-barite zones (Zone III) in the stratovolcano core zone.  The test (DDH-EK-01-11) was sited toward the far southeast end of Zone III, using DDH-EK-99-02 as control, and made a complete drill intersection through the vuggy silica target at a depth between 392.70 to 457.10 meters depth.  The intersection revealed toward the footwall of the zone, the vuggy silica-barite rock is cut by massive veins/veinlets of gold-bearing, high-grade copper-silver-antimony-bismuth sulfosalt/sulfide mineralization.   The analytical results, solely on the recovered part of one of the veins (0.20 meters apparent width), give a glimpse of the tenor of the mineralization which might be more extensive elsewhere along this and similar mineralized zones.  This vein sample contains 1890 ppm (g/mt) silver, 6.1% copper, 4.18% antimony, and 2.93% bismuth with 1.180 ppm (g/mt) gold and occurs in an interval (0.75 meters true width) of vuggy silica-barite (445.45 to 446.95 meters) which contains 0.583 ppm (g/mt) gold, 331 ppm (g/mt) silver, 1.04% copper, 0.71% antimony, and 0.43% bismuth.  Toward the top of the interval is a silica-barite veinlet interval with 1.280 ppm (g/mt) gold and 89.0 ppm (g/mt) silver and low copper, antimony, and bismuth.  This veinlet is relatively gold-rich and is considered different perhaps reflecting late-stage, secondary gold veins or gold deposition.  Although the deep intersection revealed that the mineralizing system below the stratovolcano core zone becomes auriferous and could contain high-grade copper-silver-antimony-bismuth mineralization, no funding was available at that time to continue follow-up drilling elsewhere along the numerous prospective zones.

When the results of DDH-EK-01-11 are combined with those from DDH-EK-99-02, the cross section demonstrates that the vuggy silica rock and contained precious-metal mineralization of Zone III are surrounded by outlying coherent/well-developed haloes of argillic and advanced-alteration and anomalous base- and pathfinder-metal zoning.  The spatial relationship of the alteration and base and pathfinder metal zoning in cross section importantly provides a “guide” to the position of the centrally positioned vuggy silica rock and deeper seated gold-silver-copper-antimony-bismuth mineralization. From the cross section, the outlying haloes of pathfinder and base metals surround the target zone and show that, at high levels in the system, anomalous values in outcrop samples, especially for silver, base and pathfinder metals (i.e. mercury, antimony, and arsenic) are the shallow expression of deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization.   Extrapolated to the other nine mineralized zones in the stratovolcano core zone, whose surface expressions are also marked by anomalous pathfinder metals, suggests that the deep-seated, gold-bearing, high-grade, copper-silver-antimony-bismuth sulfosalt-sulfide mineralization may likely be widely distributed at depth within various zones.  The ten zones can be traced confidently across the floor of the eroded stratovolcano core zone for over 11 kilometers of cumulative strike-length distance. Another +3 kilometers of cumulative strike length can be inferred in areas of cover and where zones are open ended.  The remaining potential for discovery of substantial amounts of vein, veinleted, and breccia-hosted gold-bearing, high-grade, copper-silver-antimony-bismuth mineralization is considered very good and should be pursued in the future with a rigorous drill testing.  The exploration objective is to discover a cumulative resource containing +25M metric tons in the range of +2 to +8 g/mt gold, +1500 g/mt silver, 5% to 8% copper, 2% to +4%  antimony, and 2% to 4% bismuth.  This target is postulated to occur along parts of the mineralized zones and would be accessible for selective underground mining methods via level tunnels driven underneath the stratovolcano core zone.  A drill program involving 4,500 meters of core drilling in up to 12 holes is proposed to test at depths of up to 400 meters along Zones I-II, III, IV, V, IX, and X at a cost of approximately US $1,000,000. During fiscal 2007 we constructed a new exploration camp, and completed bulldozer work to repair and expand access roads, and build drill pads for the next phase of drill testing planned for the Eskapa property at a later date.

The Eskapa property covers approximately 3,700 hectares and consists of the “Eskapa” concession (concession #4717), a principal 2885-hectare exploitation concession which covers most of the west half of the Cerro Eskapa stratovolcano.  This large concession encompasses two smaller concessions, “Estrella” / “Mi Morena” (concession #4763) which together cover 115 hectares.  On the north side of the stratovolcano, the “Eskapa II” concession covers 700 hectares.

The concessions are owned by Empresa Minera El Roble S.A. (“El Roble”), a company controlled by a Bolivian national, Patricio Kyllmann, who is one of our Directors.  Our Bolivian subsidiary, Emibol S.A. (Empresa Minera Boliviana S.A.) earned a 99% interest in any mining operations which may be established on the concessions pursuant to an agreement dated April 16, 1996 and as amended November 23, 1998 with El Roble.   Under the agreement, Emibol S.A. is required to make all expenditures on the concessions in exchange for a 99% interest in any mining operations which may be established on the concessions while El Roble is required to continue to hold title to the concessions and is entitled to a 1% interest in such operations.

The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A., and to a US$2,000,000 cash royalty payable to International Chalice Resources Inc., to be paid out of production on the property in eight equal quarterly payments of US $250,000 beginning after the ninth month of continuous commercial mining operations on the property.

Patent fees ranging between approximately US$1.00 to $2.00 per hectare (depends upon US$/Boliviano exchange rate) must be paid annually to the Bolivian government in order to maintain the mining concessions.   The Eskapa Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

ESPEJISMO PROSPECTS – Gold Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 463 hectares of mineral concessions covering gold prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these gold prospects until additional concessions are acquired.

TRES PUNTAS/CHIMBERO PROSPECTS – Silver Prospects, Inca de Oro region, Chile.  SAMEX has acquired rights to approximately 824 hectares of mineral concessions covering silver prospects by purchasing concessions at a government auction and by staking.  No exploration is planned for these silver prospects until additional concessions are acquired.

MISCELLANEOUS PROPERTIES, CHILE - The Company staked mineral concessions (approximately 1,000 hectares in aggregate) over several separate areas in Chile for possible future evaluation. No exploration is currently planned.

INCA PROJECT

The INCA property is located 90 kilometers north of Copiapo, Chile and 6.0 kilometers east of the paved highway that connects Copiapo to Diego Del Amargo and the El Salvador Mine.  Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  Exploration is focused on possibly expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization that was encountered by previous mining/exploration activities.

The INCA project is favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine.

During 2006 we completed the construction and equipping of a camp and exploration office at the INCA project.  Extensive maps were compiled from ground surveying of topographic, geologic and mining features.  We also produced orthographic air-photos (covering approx. 45 sq. kms.) and detailed topographic maps over the mineralized target areas on the INCA property.  The ortho-photos and topographic maps are utilized in geologic mapping and planning of drill-hole locations.   We located and evaluated old reports and underground mining plans, etc. relative to the historic mining and exploration activities that have been conducted at INCA over the past 50+ years.  We were able to locate reports pertaining to geophysical IP surveys, geologic investigations, and much of the drilling including, fortuitously, some of the drill core from 1971 and 1990.  With this information, first hand accounts from old miners, and additional field studies, we were able to construct a geologic picture from the previous mining/exploration activities that strongly supported additional exploration of the targets at INCA.  During the fourth quarter of 2006, we commenced a large (30.6 line-kilometers) geophysical IP survey.  The purpose of the IP survey was to aid in planning exploration-drilling by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.   The IP geophysics program involved a total of six survey lines that were finally completed in January 2007.

Additional IP geophysical surveys were conducted in 2007 and a program of bulldozer trenching, sampling and assaying was completed.  Blasting and bulldozer work then commenced to prepare access roads and drill pads for the Phase I core drilling program that began in July.  By December 2007 the first phase of drilling had been completed.

News Release No. 10-07 dated December 11, 2007 reported an update on the drilling as follows: Phase I Drilling Update - Inca Project, Chile - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event (1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.  END OF NEWS RELEASE NO. 10-07.

News Release No. 1-08 dated February 25, 2008 is the first news release in a series of announcements being compiled from results of the Phase I drill program as follows: Strong Copper And Moly Intercepted At Magallanes, Inca Project Chile - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should

be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project - The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

SAMEX President Jeffrey Dahl comments, “We’re pleased with these results which are encouraging, particularly considering this was one of the smaller targets tested as part of our drilling program.  To assist in reviewing the data, we’ve posted a very informative graphical presentation of the results from Magallanes at our website along with a glossary of technical terms.

With the strong exploration activity occurring in the industry, laboratories have significant backlogs of core analysis which have resulted in receiving our assay results at a much slower rate than anticipated.  Core logging and sampling are nearly completed and data is being compiled and readied for additional news releases on a target-by-target basis as geochemical results are received.”  END OF NEWS RELEASE NO. 1-08.

Subsequent to the date of this annual report, drilling data will continue to be compiled and readied for news releases on a target-by-target basis.

SAMEX has secured rights to more than 11,500 hectares of mineral concessions at the INCA project in Chile by staking, by purchase of concessions from individuals or at government auction, and by four separate agreements for options to purchase mineral concessions. The core of the concessions covers numerous small copper mines situated within a 20-square-kilometer area (2,000 hectares) near Inca De Oro, Chile.  Under the terms of the option agreements, SAMEX can acquire 100% interest in mineral concessions as follows:

Minera Porvenir Option - Under the Unilateral Option Purchase Contract dated March 31, 2006 between Sociedad Contractual Minera Porvenir and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in concessions covering a 2,138-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$2,000,000 over thee years as follows:

i)

initial payment (including US$208,677 for patentes) of US$608,677 (paid);

ii)

US$191,323 on March 31, 2007 (paid);

iii)

US$200,000 on March 31, 2008 (paid); and

iv)

US$1,000,000 on March 31, 2009.

The concessions are subject to a 1% Net Smelter Return Royalty and the owner has the right to purchase up to 50% of any oxide-copper production at cost from SAMEX (to a limit of 10,000 tonnes per month) and subject to a cumulative maximum of 1.2 million tonnes or ten years, which ever is reached first.

Araya Option - Under the Unilateral Option Purchase Contract dated April 4, 2006 between Malvina del Carmen Araya Santander and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 45-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$50,000 initial payment (paid);

ii)

US$50,000 on March 31, 2007 (paid);

iii)

US$100,000 on March 31, 2008 (paid); and

iv)

US$100,000 on March 31, 2009.

These concessions are subject to a 1% Net Smelter Return Royalty for a period of 20 years.  SAMEX has the option to buyout the Royalty at any time for US$500,000.

Rojas Option - Under the Unilateral Option Purchase Contract dated May 25, 2006 between Oscar David Rojas Garin and our subsidiary Minera Samex Chile S. A., SAMEX can acquire 100% interest in concessions covering a 20-hectare portion of the Inca project by making option payments totaling the Chilean Peso-equivalent of US$300,000 over thee years as follows:

i)

US$25,000 initial payment (paid);

ii)

US$50,000 on April 30, 2007 (paid);

iii)

US$75,000 on April 30, 2008; and

iv)

US$150,000 on April 30, 2009.

There is no royalty payable on these concessions.

Parra Option - Under the Unilateral Option Purchase Contract dated April 9, 2007 between Jaime Ruben Parra Vasquez and our subsidiary Minera Samex Chile S. A.,  SAMEX can acquire 100% interest in mineral concessions covering a 21-hectare portion of the Inca project by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (paid);

ii)

 US$50,000 by April 9, 2008 (paid); and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Viscacha I Purchase – In September 2007, the Company purchased the Viscacha I mineral concession covering a 3-hectare-portion of the INCA project for a total consideration of US$32,938 (17,000,000 Chilean Pesos) (paid).   No royalty is payable on this concession.

Patent payments on the INCA  property must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10th) of the Monthly Tax Unit per hectare .   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50th) of the Monthly Tax Unit per hectare.

The INCA property is without a known body of commercial ore and our activities to date have been exploratory in nature.

LOS ZORROS PROPERTY

We, through our Chilean subsidiary, Minera Samex Chile S.A., have more than 7,800 hectares of mineral concessions in the Los Zorros district situated 60 kilometers south of Copiapo, Chile.  The exploration objective at Los Zorros is discovery of high-grade gold deposits and bulk-tonnage gold, copper-gold, and/or gold-silver-copper deposits.

Geologic interpretation of the Los Zorros district suggests that multiple mineralizing events are possibly related to a porphyry intrusion underlying parts of the area. The bulk tonnage-style targets are geologically diverse and include: porphyry-hosted copper-gold, gold-silver-copper mantos and altered sill-hosted vein/veinlet/disseminated mineralization, gold-silver-copper-mineralized breccia bodies, and epithermal mantos-hosted gold.

Target identification/delineation at Los Zorros has been facilitated by the completion of an airborne orthographic photo survey over the entire property, ground topographic surveys, continuing detailed geological mapping, rock chip sampling/assaying, surveying/mapping of old workings, mines and prospect pits, and reviews of limited previous drilling by earlier parties.  Whole-rock geochemical analyses and thin section examination of the various rock types was also undertaken to help interpret the mineralization.   During 2004, we completed 8,617 meters of diamond core drilling in 26 holes, 10,800 meters of bulldozer trenching in 65 trenches and more than 3,100 trench and surface samples/assays.   Norex Drilling Limitada, a Chilean subsidiary of a Canadian company, Norex Drilling International, conducted the drilling using two drill rigs. The exploration work during 2004 was focused in Exploration Areas I, II, and III which are only a portion of the seven target/project areas that we have identified to-date.

Our exploration at Los Zorros has identified seven “Exploration Areas” to-date within the Company’s land holdings which cover more than 78 square kilometers.  Exploration Areas II through VII encompass numerous old, small gold, silver, copper and barite mines and prospects in low hills (elevations ranging from 700-900 meters) situated along a six-kilometer trend adjacent to a central pampa (plain) where a quartz porphyry intrusion hosts copper-gold mineralization (Exploration Area I).  Due to the number of targets within the Los Zorros property, the extensive size, and character of the alteration and mineralization of each individual area, each “Exploration Area” is being explored as an individual project.  Below are summaries/histories of each of the Exploration Areas identified thus far:

EXPLORATION AREA I – Exploration Area I is situated in an area of pampa and low-lying hills with numerous prospected showings of fault-hosted, fracture-controlled and veinleted, oxide-copper mineralization.  Bulldozer trenching has exposed a large copper-gold-molybdenum anomaly within variably leached rocks over an area measuring approximately 1,000-meters long and 800-meters wide (open-ended to the east) with anomalous copper (>250 ppm), gold (>100 ppb) and elevated molybdenum (>10 ppm) in trench (see table below) and outcrop samples.

Trench	Length In Meters	Average Copper %	Average Gold ppm*	Average Molybdenum ppm
P-1	106.0	0.105	0.039	20
P-2	219.0	0.252	0.103	13
P-3	213.4	0.186	0.212	33
P-5	67.0	0.266	0.189	20
P-6	110.8	0.145	0.256	12
P-9b	104.3	0.066	0.069	18

P-9c	89.0	0.077	0.018	51
P-16	129.4	0.277	0.149	12
P-18	207.3	0.102	0.081	<2
C-1	199.0	0.069	0.100	<6
LR1-17	51.0	0.051	0.580	17
Weighted average of trench samples in target area		0.151	0.143	17

     * Analytical results are reported in parts per million (ppm).  1 ppm = 1 gram/metric tonne (g/mt)

The geologic setting of this target has been disclosed by trenching to be porphyritic diorite and quartz diorite which has been strongly hypogene altered (clay-silica and sericite-pyrite) and cut by later igneous dikes.  Strong supergene effects have produced secondary clays plus iron-oxide and oxide-copper minerals.  The oxide-copper mineralization occurs in all rock types mostly as copper wad and chysocolla along abundant fractures, structurally controlled wide zones of multiple orientation, and as strong disseminations in altered diorite.  The original copper mineralization appears likely to have been comprised of gold-bearing, copper sulfide (chalcopyrite) associated with the hypogene alteration within the porphyritic dioritic rocks.

During our phase-one drilling program in 2004, six core drill holes tested only a portion of the porphyry intrusions, encountering long intervals of low-grade copper/gold mineralization (see table below) in each hole.  Drilling was principally along a 500-meter long fence of four inclined holes (P1, P2, P3, P4) which were spaced on an east-west line, systematically testing across the central part of the large copper/gold anomaly defined earlier by trenching.  Two additional inclined holes (P5 and P6) were drilled 200-meters southwest, and 400-meters south of the fence, respectively.

Hole #	From	To	Interval (m)	Cu %	Au ppm
P1	5.45	228	222.55	0.163	0.061
including	16.7	37	20.3	0.499	0.051
	14	86	69.3	0.236	0.045
AND incl.	206.5	227	20.5	0.404	0.276
P2	7.5	245.8	238.3	0.144	0.117
including	178	204	26	0.31	0.216
P3	2.1	330	327.9	0.175	0.147
including	2.1	72	69.9	0.29	0.243
P4	6.5	306	299.5	0.163	0.108
including	9.5	86.75	77.25	0.249	0.145
OR incl.	9.5	132	122.5	0.237	0.152
P5	6.3	293.2	286.9	0.035	0.03
P6	7.5	221.5	214	0.083	0.057

Evaluation of the drill data suggests that this mineralization may represent the low-grade, distal zone or outer halo to more intensely altered and better mineralized parts of the porphyry copper/gold system within Exploration Area I.  Conclusive interpretations of the geologic features and geochemical results of Exploration Area I are not yet complete.  Further work within Exploration Area I will focus on searching for other areas of higher grade oxide and secondary sulfide mineralization which are advantageously positioned at shallow depths and for protore zones of combined high copper/gold grade with significant width.  For additional details on Exploration Area I please see News Releases No. 1-04, 2-04 and 8-04 in the News Release section of the SAMEX website at www.samex.com.

EXPLORATION AREA II – Exploration Area II is comprised of an area where gold was previously mined on a small scale via open cut methods and which is marked by strong clay alteration and silicification with abundant iron-oxide minerals over an area about 500 meters long by 200 meters wide.  The gold mineralization occurs in mantos-like layers (intervals of altered tuff units) in a package of andesite flows and diorite sills which are gently dipping and positioned at shallow depths.  PIMA analyses of altered tuff samples from the mine area show mineral assemblages typical of high-level epithermal gold-mineralized systems (opaline, silica, silica-jarosite, alunite-halloysite-montmorillonite, smectite-kaolinite, serecite-pyrophyllite, illite-silica, gypsum-silica and jarosite silica).  The gold mineralization within the small local mine workings occurs with distinct clay alteration and silicification and may be much-more extensive beneath surrounding areas to the previous mining activity.

The phase-one reconnaissance drilling and trenching program during 2004 in Exploration Area II identified four important prospective targets (A through D) for gold (-silver) and copper-gold mineralization.  Information from that program about Targets A, B, C and D and tables of geochemical analytical results can be reviewed in News Release No. 1-05 in the News Release section of the SAMEX website at www.samex.com.  Further work during 2005 provided a better understanding of these targets as reported in the following News Release No. 14-05 dated December 16, 2005 - Update On Gold Targets - Exploration Area II:  A gravity geophysical survey, detailed geologic mapping, and re-logging of certain Phase I drill core has helped to better understand and outline gold targets in Exploration Area II of the Los Zorros property.  The nature and geochemistry of these targets were previously reported in News Release No. 1-05 dated January 21, 2005 (see the News Release section of the SAMEX website at www.samex.com).  Three of these targets (see Figure 1), Target A (Milagro Mine), Target C (Milagro Pampa) and Target D (La Florida), will be included for drilling as part of the proposed Phase II exploration program to follow-up numerous gold, copper-gold and silver targets on the Los Zorros property.  Target B is not currently being considered for follow up, but may be pursued at a later date depending upon further results in the area.  The three targets are summarized as follows:

Target A (Milagro Mine) (see Figure 2) is an area where Phase I drilling intersected gold-mineralized mantos and underlying thick hydrothermal breccia that may be part of an important gold zone.  The mantos zone was intersected between drilling depths of 27.0 to 31.7 meters.  The gold content ranges from 1.240 grams/metric tonne to 4.140g/mt and averages 2.579 g/mt gold with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05).  Of importance, the gold-mineralized mantos occurs within a very wide halo of strongly anomalous gold values.  The gold mineralization (mantos) of the Milagro Mine area is fortuitously located in an uplifted (horst) block and occurs just below the floor of a gabbro body.  The gravity expression of the dense gabbro body masks the presence of the low-gravity character of the underlying altered rocks which host the gold mineralization.  The surface extent and indications of gold mineralization in the horst block defines a target size of 300 to 400 meters across by 800 meters down dip (easterly).  The mantos interval and better mineralized upper part of the underlying breccia are together approximately 50-meters thick.  If better grade gold-mineralized intervals can be found by drilling, the target dimensions are permissive for 25 million to 35 million metric tons within the uplifted (horst) block.  The spatial extent of the gold-mantos and underlying breccia zone in down-dropped blocks to the north and south flanking the horst block of the target area are unknown at this stage, and may be the focus of later explorations efforts. Two or three core holes are planned to drill the projected down-dip continuation of the gold mineralized mantos interval and underlying breccia to the east.

Target C (Milagro Pampa) (see Figure 3) is a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver and mercury content which is concealed beneath pampa cover and was discovered during Phase I drilling in hole ML-04-03 (previously reported in News Release No. 1-05).  The strong alteration, anhydrite and quartz-pyrite stockwork veining, and highly anomalous copper content intersected suggests that Milagro Pampa is near the center of the intrusive porphyry source of the mineralizing system.  The typical gravity high expression of the gabbro over the region is considerabley diminished by the alteration/mineralization effects at Milagro Pampa.  The hole did not quite reach and penetrate through the floor of an altered and mineralized gabbro body, but garnet skarn xenolith blocks comprising the last twenty meters suggest that the hole was stopped near the floor contact with underlying rock.  The strong alteration, pyritization and variable anomalous copper over the entire length of the hole may comprise the outer halo to substantial gold-copper mineralization hosted in altered porphyry and layered skarnoid sedimentary and volcaniclastic rocks that likely underlie the gabbro body.

In light of the gold mineralization being concentrated just below the floor of the gabbro unit at the Milagro Mine (Target A), exploration results make a strong case to test for copper-gold mineralization underlying the gabbro in the Milagro Pampa area.  The fault-bounded prospective area of Milagro Pampa measures 1000 meters by 500 meters with the top of the target becoming progressively deeper in a down-dip direction to the east (ranging approximately 400 to 500 meters vertical depth).  One to two core drill holes are proposed to test this target during Phase II.

Target D (La Florida) (see Figure 4) is an area where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05).  The gold mineralized/altered intrusion intrudes up through a little-altered, thick diorite sill and coincides with a well-defined gravity low.  The surface outcropping, oval-shaped area of gold mineralized quartz-eye porphyritic dacite intrusion encompasses approximately 200 meters wide by 400 meters long.   Similar altered/mineralized porphyritic intrusion outcrops/daylights elsewhere in the vicinity, indicating the target extends over a much greater distance beneath the surrounding area.  One to two core drill holes are proposed to test this target during Phase II.  To view Figures 1, 2, 3 & 4 referred to in the above news release, go to www.samex.com and select News Release No. 14-05: Figure 1 – Exploration Area II, Figure 2 – Target A - Milagro Mine Section, Figure 3 – Target C – Milagro Pampa Section, Figure 4 – Target D – La Florida Section

EXPLORATION AREA III - Exploration Area III is a large area hosting a complex swarm of numerous copper-gold-mineralized barite veins and a series of broad zones of anomalous gold we exposed by trenching (see grades and widths of veins and anomalous gold zones in News Release No. 3-04 dated June 11, 2004 and No. 2-05 dated April 5, 2005 in the News Release section of the SAMEX website at www.samex.com). The upper oxide parts of some principal veins of the swarm have been mined historically on a small scale for gold, copper and barite.

Exploration work carried out during 2004 in Exploration Area III included: geologic mapping and surface outcrop rock-chip sampling mostly across principal vein structures (193 samples), approximately 2000 meters of trenching (14 trenches/520 channel samples), and 3,799.5 meters of core drilling in 10 holes.  The phase-one reconnaissance drilling and trenching program identified five targets (A through E) prospective for gold ore-bodies.  Information from that program about Targets A, B, C, D and E can be reviewed in News Release No. 2-05 in the News Release section of the SAMEX website at www.samex.com.   Further work during 2005 provided a better understanding of the targets in Exploration Area III as reported in the following News Releases No. 8-05 and No. 9-05 dated September 9 & 14, 2005 - Update On Exploration Area III (NORA High-Grade Gold Target) - A Phase II exploration drilling program is in the process of being planned for the Los Zorros property in Chile.  In preparation, SAMEX has re-logged so far, core from six Phase I drill holes, carried out further geologic mapping, and conducted a gravity geophysical survey over a large area encompassing the principal targets on the property.  The new information is being compiled, critically evaluated, and merged with the results from the Phase I exploration drilling program and as a result the geologic setting of several of the numerous targets on the property are now much better understood.  The first technical update, presented here, is focused on the high-grade gold mineralization encountered by drilling within Exploration Area III at what is now called the NORA target.  The NORA High-Grade Gold Target now encompasses Target zones A, B, C, D, & E that were previously described in News Release No. 2-05 dated April 5, 2005.  Based on information gleaned from re-logging of Phase I drill core and further geologic mapping it was determined that these five target zones were inter-related and best explored and described as a single comprehensive target, namely, the NORA target which is described below:

NORA High-Grade Gold Target, Exploration Area III - During the Phase I drilling program, an impressive, mantos-style (layered), high-grade gold intersection (15.96 g/mt gold over 7.66 meters or 0.51 oz/mt over 25.12 ft.) was made in drill hole DDH-04-05 [previously announced in News Release No. 2-05 dated April 5, 2005].  If the gold-rich mantos layer should prove to be extensive beneath much of the NORA prospective area that measures 1,200 meters by 1,000 meters (See Figures A, C & D) and maintains the average thickness intersected, a large target could be present.  The potential target is based on a model developed by the Company using available geological information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the NORA target area, has yet to be proven by drilling and other exploration activities.  Phase I drilling in Exploration Area III (DDH-N-04-01 to 06 and 08 to 10) indicated that grades of up to 16 g/t (grams/tonne) gold over significant thicknesses are present in the target area.  This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

The intersected gold mineralization occurs in a complicated package of volcaniclastic detrital rocks, volcanic breccia, and minor siliclastic sedimentary rocks.  The highest grades of gold occur within a distinctly layered clastic sequence and specifically within two, closely spaced, unique black-matrix breccia sub-intervals which have been silicified and contain abundant disseminated pyrite and minor chalcopyrite.  Follow-up drilling (DDH-N-04-08, -09, and -10) though did not encounter this distinctly layered interval and gold-mineralized black breccia, and the reasons for this were evaluated via re-logging the core of all these holes.  New interpretations from the re-logging are shown in the cross-section Figure B.   The gold-mineralized mantos interval in DDH-N-04-05 was intersected intact and without fault complications.  The gold-mineralized interval has a moderate (+/-30o) eastward dip similar to the general dip of layering of the volcaniclastic section.  A 250-meter wide alteration halo surrounds the gold mineralized interval and consists of a narrow outer chloritic zone and thick interior zone of silica-clay-pyrite with scattered veinlets of quartz-pyrite+/-chalcopyrite.  Coincident with the alteration halo are numerous anomalous to highly anomalous values of copper, mercury, and silver and many elevated (>25 ppb to <100 ppb range) to anomalous (>100 ppb range) gold values.  This alteration and geochemical expression suggests strong and widespread mineralizing processes were associated with the deposition of the gold-rich interval.

In follow-up drill holes, parts of this alteration and geochemical expression were also intersected toward the bottom of DDH-N-04-08 and the top part of DDH-N-04-09, but neither of these holes encountered the distinct high-grade, gold-bearing interval.  Fault zones were also observed in the holes and, based on the difficulty of projecting thicker stratigraphic units between the drill holes, the faults bounding the intersected high-grade gold-mineralized mantos interval have minor to moderate amounts of dip-slip normal displacement.  A fault of significant dip-slip displacement must be present between DDH-N-04-5, -8, -9 (fanned from the same pad) and DDH-N-04-10 located 70 meters to the west (see Figures B & E).  From this review it appears that DDH-N-04-08 was not drilled deep enough to make an intersection and DDH-N-04-09 penetrated through a fault gap, which may explain why these holes missed the gold-mineralized zone.

The results of DDH-N-04-10 suggest that the gold-mineralized zone is significantly down-dropped by faulting to the west to greater depths beneath the NORA area (See Figure E).  Hence, DDH-N-04-05 made an intersection in the up-thrown block, east of the fault, and DDH-N-04-10 was positioned in the down-thrown block and was not drilled deep enough to encounter the alteration halo and enclosed gold-mineralized interval.  DDH-N-04-10 though, did encounter intervals of gold, silver, and copper in highly interesting anomalous values over the final 60 meters of the hole.  A “north-south”-trending, west-dipping fault of substantial normal displacement was found to the south and traced northward until its offset position was lost beneath covered pampa.  This fault is now believed to extend along the east side of the target area and is the fault positioned between DDH-N-04-10 and the fan set of holes DDH-N-04-05, -08, and -09.

Importantly, the high-grade, gold-mineralized interval is possibly widespread beneath the NORA target area.  The substantial width of the haloes of both the associated hydrothermal alteration and anomalous values of copper, mercury, and silver, plus elevated to anomalous gold surrounding the gold-mineralized interval in DDH-N-04-05, indicate a strong mineralizing system that could have produced an extensive gold ore body of moderate- to high-grade nature. This may be supported by the presence at the surface, of numerous copper-gold-mineralized barite veins and a series of north-trending broad zones of anomalous gold exposed by trenching (we encourage the reader to review the grades and widths of the veins and anomalous gold zones (Targets A-D) previously announced in News Release No. 2-05 dated April 5, 2005), which could represent leakage up from the deeper seated, high-grade, gold-mineralized mantos (see Figures A & E).  The area of veins and anomalous gold zones measures 1,200 meters by 1,000 meters and if the gold-rich mantos layer extends beneath much of this prospective area, a large target could be present. This target potential is conceptual in nature, there has been insufficient exploration to define a mineral resource within Exploration Area III and it is uncertain if further exploration will result in discovery of a mineral resource within the NORA target.

To pursue this target, recommendations are that drilling first should be carried out north and south of DDH-N-04-05 in the up-thrown block where depths to reach the high-grade gold-mineralized zone should range between 200 to 250 meters.  Then, drilling would be moved westward to test for the high-grade, gold-mineralized zone at greater depths (300 to >600 meters) within the large area encompassing the barite veins and broad anomalous gold zones in the down-thrown block.  Within the large area of the down-dropped block, where a moderate (250 to 350) eastward dip of layered rocks prevails, the targeted gold-mineralized zone should come closer to the surface in a westward direction and much exploration drilling could be accomplished at depths of between 350 to 450 meters.

The high-grade gold mineralization at NORA represents a very exciting exploration target, with substantial upside potential, that was discovered through the patient and diligent efforts of the SAMEX team.  Should the geologic model hold together through Phase II drilling a major discovery could result and be a tremendous success for the Company.  This is only one of several quality targets that are coming together at Los Zorros and management is pleased with the progress and potential resulting from these efforts.  Further target information will be announced when all applicable data is complete.  To view Figures A, B, C, D, and E referred to in the above news release, go to the SAMEX website at www.samex.com and select News Release No. 8-05: Figure A – Generalized Target Map, Figure B – Geologic Cross-Section, DDH N5, N8, N9 & N10, Figure C – Surface Sampling - Gold Results, Figure D – Surface Sampling – Copper Results, Figure E – Diagrammatic Cross-Section DDH N5, N8, N9 & N10.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area III - SAMEX commenced trenching and sampling in early October 2005 within Exploration Area III at Los Zorros, focusing first on the area overlying the NORA high-grade gold target which was previously described in news releases No. 8-05 & 9-05 dated September 9 & 14, 2005 (see News Release section of the SAMEX website at www.samex.com).  The purpose of this exploration work was to expose and sample parts of “zone A” along the western side and “zones C, D & E” in the northeastern part of Exploration Area III.   These prospective zones have been historically prospected with numerous small mine workings and consist of multiple narrow veins and mantos intervals containing interesting gold and copper mineralization that may represent leakage up off a well-mineralized system at depth. The eastern-most anomalous gold zone, and the other zones, may prove to comprise an important guide to deeper seated high-grade gold mineralization.  Hence, the trench results will be important in planning Phase II exploration core drilling in the Nora target area.  (This trenching program in Exploration Area III (NORA) totaled 1,865 meters in 10 trenches with 559 samples taken.)

EXPLORATION AREAS IV, V, VI and VII - As indicated above, the drilling and trenching program from July to December 2004 was focused in Exploration Areas I, II and III, which are only a portion of the seven Exploration Areas that have been identified to-date on the Los Zorros property.  Following are brief summaries of Exploration Areas IV, V, VI and VII that have yet to be explored by drilling.

EXPLORATION AREA IV - Exploration Area IV includes a gold-bearing, iron-oxide cemented breccia body cross-cutting the contact between limestone and underlying volcanic/volcaniclastic rocks with diorite sill.  A small open-pit gold mine within the breccia body (formerly identified as the San Pedro prospect) was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  The breccia is comprised of clasts that are up to several meters in diameter.  The controls of the breccia are in part structural and perhaps locally stratigraphic.  Breccia and related alteration features of silicification and barite deposition have been traced for 1,200 meters with thicknesses from several meters (distal) to over 40-meters at deepest depths observed.  Overlying alteration features, in places, are locally well-over 150 meters across.

Gold mineralization in the open-pit occurs in breccia which has been strongly affected by supergene leaching.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples.  The geochemical character of the breccia suggests that primary mineralization (breccia intra-clast cement) may have been comprised of gold-bearing, iron-copper+/-zinc sulfides with an epithermal character (overprint) of additional gold with associated anomalous arsenic and antimony.  The common presence of elevated to anomalous molybdenum values (up to 180 ppm) suggests that the source of the breccia-hosted mineralization may be a porphyry-copper intrusion.  Our drilling will be designed to test for possible extensions of the mineralized breccia body where mining has been historically focused, and, to determine whether the exposed parts of the breccia are actually the margin of a concealed, large central breccia pipe that could comprise a sizeable ore-body.

News Release No. 11-05 dated October 19, 2005 provides a further Update On Exploration Area IV - Detailed geologic mapping was  conducted in Exploration Area IV including on the 95 hectares of additional concessions acquired under an option to purchase agreement signed in June 2005 (see news release No. 6-05 in the News Release section of the SAMEX website at www.samex.com).  The mapping in Exploration Area IV was followed by bulldozer trenching totaling 3,009 meters in 14 trenches with 1,020 samples taken in the trenches for assaying and an additional 82 samples taken from old pits and vein workings.   Results have been incorporated into the existing project database and will assist in the selection of drill locations for Phase II drilling.

EXPLORATION AREA V - Exploration Area V is a barite vein system hosted in andesite and volcaniclastic rocks.  The system is +700 meters long and nearly 300 meters wide.  Historic barite mining activity to shallow depths (+/- 15 meters) focused on steep-dipping veins that averaged a meter in width.  Barite is commonly associated with gold, silver and gold-silver deposits in epithermal environments.  SAMEX has mapped and sampled the vein sets and is planning drilling to test the down-dip character of the veins for possible gold, silver, and copper content.  The presence of complicated minor veining locally in outcrops suggests a bulk-tonnage target comprised of spaced major veins with intervening rocks containing abundant minor veins/veinlets.

EXPLORATION AREA VI – Initial geologic mapping defined an area of strong hydrothermal alteration with geochemical values of gold, silver and copper that are characteristic of the high-level part, or outer halo, of a possible deeper seated epithermal, precious metal system.  A unique feature of the alteration found in Target VI is its unusually high sodium enrichment which is similarly reported to occur associated with the large copper/gold deposits of the Candelaria and Punta del Cobre District situated 40 kilometers north of Los Zorros.  The area of alteration is hosted in a thick diorite sill and measures 1500-meters (north-south) by 400- to 800-meters across (east-west).  The center of the alteration is just outboard in low-lying pampa to the west of a higher, range-front mine where barite breccia and mantos-hosted oxide-copper-silver mineralization was exploited on a small scale.  The alteration is characterized by hematite-clay-silica with later fracture-controlled superimposed clay-silica.  This style of alteration and weakly anomalous gold, silver, copper suggests a position above perhaps deeper seated, gold-copper-silver (Candelaria-type), or gold-silver (Andacollo-type) mantos- and related vein zone-hosted mineralization similar to other ore bodies in this lower Cretaceous geologic belt.

Initial reconnaissance chip sampling (44 samples) of scattered outcrops of clay-red hematite altered and silicified porphyry and diorite in the area showed common elevated (0.022 to 0.082 ppm) levels of gold with anomalous silver (1 to 6.1 ppm).  Eight samples contained weakly to moderately anomalous gold values (0.173 to 1.22 ppm) with anomalous silver (1.9 to 8.4 ppm), and mercury (110 to 1180 ppb).  Higher gold values (two samples, 4.73 ppm and 5.19 ppm) are restricted to a meter-wide, oxide copper-mineralized (to 3.04% copper) northeast-trending structure.  High sodium values (most >3%) and strongly depleted calcium (most <0.5%) and magnesium (most <0.2%) in the samples suggest the colorful alteration includes a peculiar sodic metasomatism which is noted to importantly occur associated with the copper-gold deposits at Punta del Cobre and Candelaria located in this same geologic belt.   Also in this area, barite-bearing mantos-hosted and breccia-hosted silver and oxide-copper mineralization to several meters thick occurs, replacing a limestone unit just above the zone of altered porphyritic rock.  Samples across the mantos and breccia are polymetallic in character containing anomalous copper (0.32% to 1.06%), silver (11.1 to 49.3 ppm), and zinc (1365 ppm to 9230 ppm).  Detectible elevated gold values (0.011 to 0.055 ppm) are also present with markedly anomalous amounts of arsenic (2490 ppm to 2560 ppm), mercury (260 to 950 ppb), and antimony (112 to 304 ppm).

An intensive program of detailed sampling and trenching has not yet been started.  However, spot, outcrop chip sampling was extended northward, and a channel cut was taken along a 300-meter-long reconnaissance trench, located 400 meters north of the core area.  This east-west oriented bulldozer trench exposed numerous altered zones with widths from a meter to over 50 meters which are separated by intervals of weakly altered to unaltered diorite.  Continuous sampling along the trench wall was carried out at 5-meter-long intervals across all rock types.  The geochemical analytical results from this trench and other samples within the target area continue to show the common presence of elevated to anomalous gold and silver, high amounts of sodium, and many samples also contain low-level anomalous copper and mercury (see tables of geochemical results for 59 samples and 21 samples in News Release No. 4-04 in the News Release section of the SAMEX website at www.samex.com).

EXPLORATION AREA VII – An additional area of exploration interest on the Los Zorros property is located 2.0 kilometers further north of Exploration Area VI along the same range front and includes an area of previous small mining of oxide-copper-silver-mineralized mantos and breccia which is similar to that exploited at the small mine in Exploration Area VI.  Future work will be focused on further evaluating the outlying pampa to the west of the mine for alteration/geochemical indications of a target of deeper seated, epithermal, gold-silver-copper mineralization similar in size and characteristics to Exploration Area VI.

In summary, the Los Zorros property contains numerous large-sized copper-gold and gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  The prospect is geologically well-situated within the highly prospective mining belt that contains the copper-gold ore bodies of the Punta del Cobre District (150 million cumulative tonnes with an average grade of 1.5% copper, 0.2 to 0.6 g/mt gold, 2 - 8 g/t silver), the large Candelaria mine (460 million tonnes containing 0.82% copper, 0.22 g/mt gold, 3.1 g/mt silver), the large, mined-out Chanarcillo silver deposit (+100 million ounces of silver), plus many smaller copper-gold and gold ore bodies which still locally support mining operations.  Infrastructure for large mining activity is readily available in the area with power, transportation, water, communications and manpower all within advantageously close distances.  Because of the large size of the property, and the fact that our exploration is still in progress, the information and ideas behind the targets currently being developed must be considered as an evolving picture.  The possibility of defining further new target(s) on the property remains strong.  The Phase II drilling program being planned for Los Zorros is expected to entail approximately 5,000 meters of core drilling at an estimated cost of CDN $1,500,000.

We hold an interest in approximately 7,895 hectares of mineral concessions in the Los Zorros district of which 1,464 hectares cover exploitation concessions, and the balance cover exploration concessions.  We have acquired our interest in these mineral concessions by a combination of: staking (approximately 4,662 hectares), by purchase at government auction (approximately 1,500 hectares), by a purchase agreement (1,429 hectares), and by two purchase option contracts (209 hectares and 95 hectares).  Details of the purchase agreement and the two purchase option contracts are described as follows:

Purchase and Sale Agreement dated January 29, 2003 between our subsidiary, Minera Samex Chile S.A. and Compania Contractual Minera Ojos del Salado - We entered into a purchase agreement dated January 29, 2003, with the vendor, Compania Contractual Minera Ojos del Salado, to acquire approximately 1,429 hectares of mineral concessions covering old goldmines and gold showings in the Los Zorros district for US$50,000 cash (which has been paid).  Because of the vendor’s interest in copper, under the purchase agreement, the vendor retained a back-in right to earn an interest in the property in the event that we discover a copper deposit containing not less than two million tonnes of contained equivalent copper on or within a half kilometer of the property.  The vendor can elect to exercise the back-in right to earn a 30% interest by reimbursing us three times the expenditures incurred, and up to 51% interest by expending 100% of all further costs necessary to complete a bankable feasibility study on the property.  Thereafter, the parties would negotiate a joint venture to carry out development and mining of the property.

Puchase of Mineral Concessions Completed -  Re: Unilateral Purchase Option Contract dated November 6, 2003, between our subsidiary, Minera Samex Chile S.A. and Compañia Minera y Comercial Sali Hochschild S.A. – In October 2006 we completed  the acquisition of mineral concessions covering a 209-hectare-portion of the Los Zorros property.  Under the Option, SAMEX acquired the concessions by making option payments totaling US$230,000 as follows: US$30,000 upon signing of the Option Agreement (paid); US$50,000 by October 31, 2004 (paid); US$50,000 by October 31, 2005; (paid); US$100,000 by October 31, 2006 (paid).

Pursuant to the exercise of the option and the related Purchase Contract dated October 27, 2006, SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 2% on gold and silver, 1.5% on copper, and 1.5% on other payable minerals, if the US$ price per pound of the mineral is less than US$1 or 2% if the US$ price per pound of the mineral is US$1 or greater.  SAMEX has an option to buyout the Royalty at any time for US$1,800,000.  If the concessions are not in production by December 31, 2007, advance royalty payments of US$100,000 per year are required for five years (by

February 29 of 2008 (paid) and by March 1st of 2009, 20010, 20011, and 2012) to a maximum of US$500,000.  The advance royalty payments are recoverable from future royalty payments.  SAMEX is not obligated to make the advance royalty payments if it elects to return the concessions to the previous owner.

Puchase of Mineral Concessions Completed – Re; Unilateral Purchase Option Contract dated June 29, 2005 between our subsidiary, Minera Samex Chile S.A. and Compañia Minera San Estaban Primera S.A. –  In December 2006 we completed the acquisition of mineral concessions covering a 95-hectare-portion of the Los Zorros property by making option payments totaling US$200,000 over 18 months as follows: US$75,000 upon signing the Option Agreement (paid); US$25,000 by December 20, 2005 (paid); US$50,000 by March 20, 2006 (paid); and US$50,000 by December 20, 2006 (paid).

SAMEX now holds 100% interest in the concessions subject to a Net Smelter Return Royalty of 1.5% on copper, gold, silver, and other payable minerals.  SAMEX has an option to buyout the Royalty at any time for US$1,000,000.

Finder’s Fee, Bonus and Royalty - Pursuant to a Consulting Agreement dated September 25, 2002 between SAMEX and Geosupply Servicios de Geologia & Mineria & Sondajes de Diamantina, the concessions in the Los Zorros district are subject to the following finder’s fee, bonus and royalty:

a)

A finder’s fee of US$10,000 payable within 90 days of commencement of a drilling program on the concessions (which has been paid);

b)

A bonus of US$150,000 payable within one year from the date of Commencement of Commercial Production on the concessions; and

c)

Net Smelter Return royalty equal to 0.25% of Net Smelter Returns.

The Los Zorros Property is without a known body of commercial ore and our activities to date have been exploratory in nature.   Patent payments must be paid annually to the Chilean government during the month of March in order to maintain the mining concessions.    Patent fee are calculated based upon the value of the Chilean Monthly Tax Unit (“M.T.U.”) which varies from month to month.   In the case of an exploitation concession the annual patent fee is calculated as one-tenth (1/10 th ) of the Monthly Tax Unit per hectare .   In the case of an exploration concession the annual patent fee is calculated as one - fiftieth (1/50 th ) of the Monthly Tax Unit per hectare.

SANTA ISABEL PROPERTY

The Santa Isabel property (1,803 hectares) is located in the Sud Lipez province in the south-central Altiplano of Bolivia.  The prospect is approximately 105 kilometers by road west from Tupiza and 150 kilometers east-southeast of the rail station of Chiguana.   Surface elevations of the prospect area range from 14,000 feet (4260 m.) to 17,000 feet (5180 m.).

The Santa Isabel property covers a well-mineralized dacitic porphyry intrusive complex with propylitic alteration and widely disseminated sulfide mineralization.  Minerals explored for on this property include zinc, silver, lead, indium, copper, gold, antimony and molybdenum.  During 1996 and 1997, we drilled 4,704 meters in 15 holes as part of reconnaissance exploration on the Santa Isabel porphyry system.  Drilling intersected vein swarms and disseminated sulfides hosting lead, zinc, silver, copper, gold, antimony and molybdenum.  The significant intervals of zinc-lead-silver mineralization in a number of the holes, suggested the potential for bulk tonnage zinc, silver, lead targets on the property.  During 1998, an additional 2,537 meters of core drilling was completed on the Vera Cruz West Zone situated within the Candelaria concession which at that time was part of the Santa Isabel property.  Results for zinc, silver, lead and indium were encouraging, but declining prices for zinc and other metals through the year forced us to re-evaluate the priority of exploration on the Santa Isabel properties.  As a result, effective September 7, 1998, we abandoned our option on the Candelaria concession which covered a 200 hectare portion of the Santa Isabel property.  The Candelaria option agreement required us to make substantial cash payments to the owner and, in addition, assume certain debts of the owner related to this concession.  Although a significant portion of the work on the Santa Isabel property had been conducted on the Candelaria concession, management concluded that continuing with the Candelaria option agreement on the existing terms could not be justified.  We wrote off $1,551,099 deferred exploration cost related to the Candelaria concession in 1998.  In relation to the remaining portion of the Santa Isabel property, a further $2,113,801 of costs were written off in fiscal 2000 due to inactivity on the property.

The remaining portion of the Santa Isabel property consists of our interest in 1,803 hectares covering a portion of the Goya I and El Bonete concessions which are held under an agreement dated March 24, 1995 between the owner of the concessions, Corporation Minera de Bolivia (“Comibol”) and our subsidiary, Samex S.A.  The agreement was subsequently amended by agreement registered under Transcript Number 408/97 dated November 12, 1997 (the “Comibol Agreement”).  Under the terms of the amended Comibol Agreement, Samex S.A. is entitled to explore all or part of the property for a period of 6 years divided into three phases after which it is required to decide whether to enter into commercial production from all or a portion of the property.  If a favourable production decision is reached, Samex S.A. will have 3 years to commence production from the property after which it will be entitled to manage the joint venture project and will be required to pay a royalty to Comibol equal to 5.5% of net positive cash flow until recovery of capital investment and thereafter 16% of net positive cash flow.  The Goya I/El Bonete concessions are also subject to a 1.2% Net Profits interest in favour of Robert Kell and Front Range Exploration Corp. based on Samex S.A.’s net profits interest in the property.  Comibol is the owner of the Goya I and Bonete concessions and pays annual patent payments on theses concessions.

In order to earn its interest under the Comibol Agreement, Samex S.A. has completed:

a)

an initial payment of US$6.00 per hectare ($14,124.00), which has been paid;

b)

during the first year, a payment of US$3.00 per Hectare ($7,062.00), which has been paid;

c)

during the first year, an additional payment of US$1,000.00/ month to March 1996, which has been paid;

d)

during the second year, an additional payment of US$2,000.00/ month from April 1996 through March 1997 (which has been paid); and

e)

a payment due March 1997 of US$100.00 per hectare on property retained for further exploration (US$180,300 was paid to retain 1,803 hectares); in addition, Samex S.A. was required to fulfill work commitments totaling US$1,140,000.00 during the first two years of the agreement, which requirement was fulfilled by March, 1997.

In order to maintain its rights under the Comibol Agreement, Samex S.A. is required to make a payment by April 11, 2000 of US$500.00 per hectare on property which Samex S.A. should decide to exploit (up to US$901,500 if all 1,803 hectares are retained).  This payment, which was due April 11, 2000, has not been made, however, Comibol has not made any demand for payment or given Samex S.A. any notice of default under the Comibol agreement with respect to such non-payment.  Samex S.A. has suspended any decision with respect to retention of property or delivery of the corresponding payment pending resolution of certain ongoing legal proceedings between Comibol and a third party.  Comibol has confirmed to Samex S.A. that a portion of the Santa Isabel property is subject to a claim by a third party with respect to two areas covering approximately 10 hectares and 24 hectares of the 1,803 hectares covered by the Goya1/El Bonete concessions.  Comibol formally advised Samex that it is taking legal proceedings to resolve the dispute and asked Samex S.A to wait for it to do so.  Comibol has advised that it is taking active steps to assert its legal rights to the disputed area and anticipates it will be successful in doing so.  Samex has in turn formally advised Comibol that it considers Comibol to be in default of its obligations under the Comibol Agreement because of the dispute, but that it is presently awaiting the results of the ongoing legal proceedings before taking further action.  During the fourth quarter of 2007, communications with Comibol indicated that the legal proceedings are still before the courts, and resolution is expected fairly soon.  While Samex anticipates Comibol will be successful in its efforts, the outcome of the legal proceeding is dependant on factors outside of Samex’s control and therefore there can be no assurance as to the actual outcome of the proceedings.  Samex has not yet analyzed the effect that a loss of the disputed area (34 hectares), if Comibol is not successful, would have on it, nor has it yet considered the existence and type of remedies which might be available to it in such event.

An oxide target with enriched silver values is present on a portion of the Santa Isabel property.  Here, prominent sulfide veins, intervals of vein swarms and disseminated sulfide, have been oxidized to depths of 100 meters or more.  Geologic mapping and IP geophysical surveys have outlined a sulfide mineralized body 1000 meters long by 900 meters wide beneath the oxide zone.   Dump material and surface rock-chip samples of oxide material positioned above the sulfide target contain 119.4 to 754.8 grams/metric ton silver with 1.82% to 8.0% lead, low zinc (0.12% to 27%), 0.054 to 1.233 grams/metric ton gold (most >0.200 grams/metric ton).  Some samples contain 0.23% to 0.50% antimony.  Further geologic mapping and rock-chip sampling are needed to advance this target to a drill-ready status.  We have not conducted any exploration at Santa Isabel since 1998.

Provided the issue with Comibol is resolved and we are able to re-negotiate our obligations under the Comibol Agreement on satisfactory terms, we intend to seek to enter a joint venture with a major company which is established in zinc, silver, indium and lead mining, refining and marketing in order to facilitate further exploration on the Santa Isabel Property.   The Santa Isabel Property is without a known body of commercial ore and activities to date have been exploratory in nature.

WALTER PROPERTY

The Walter property is located in Quijarro Province, Department of Potosi in Bolivia approximately 10 km north of the old El Asiento silver mining property.  It lies in the south-central part of the Bolivian Altiplano on the southern end of Frailes Mountains at elevations between 4,700 and 5,000 meters (15,400 to 16,400 feet).  The property is accessible by dirt roads from Potosi (145 kilometers) and Uyuni (80 kilometers).  In addition, the railroad between La Paz, Bolivia and Antofagasto, Chile passes within 80 kilometers of the Walter property through the town of Rio Mulatos.  Electric power is available from the Planta Killpani about 30 kilometers northeast of the property.  Water is available for mining purposes from small lakes on or near the property.

We have not conducted exploration on the property since 1997 and are seeking a buyer or a joint venture to further explore and exploit the Walter Project.  Located in the Altiplano of Bolivia, the Walter property is situated along a regional trend of deep-seated faults that served as conduits for the emplacement of veins and dacite porphyry intrusions.  The exploration objective is defining mineable reserves of gold, silver, lead, zinc, copper, arsenic and bismuth hosted within “Bolivian-style” polymetallic veins.  By June 1997, we had completed a total of 2,842 meters of drilling and 1,700 meters of underground drifting in the Walter South zone.  The surface trace of veins combined with the lateral and vertical extent of the drilling and drifting indicates vein mineralization of approximately 2 million tonnes within the limited dimensions explored (see table below).

Mineralized Block	Approx. Tonnage	Gold, Silver, Copper, Lead, Zinc, Bismuth Mineralization Average Grade
Vein	Tonnes	Au g/t	Ag g/t	Cu %	Pb %	Zn %	Bi %
Potosi	1,003,000	3.972	299.65	0.82	0.35	3.17	0.24
Pupusani v4	234,000	1.529	77.0	0.13	0.43	16.19	0.02
Pupusani v3	278,000	1.125	437.0	0.14	2.07	4.86	0.08
Pupusani v2	132,000	2.107	66.1	0.11	0.09	4.90	trace
Mercurio	190,000	2.200	228.0	0.48	1.30	24.65	0.06
Rica	67,000	10.174	-	-	-	-	-
Huancarani	63,000	12.650	-	-	-	-	-

Additional potential exists along the open-ended lateral and down-dip extents of these veins and other structures. The Walter property is without a known body of commercial ore and our activities to date have been exploratory in nature.

During fiscal 2002, claim holdings on the Walter Property were reduced from 4,710 hectares down to the 910 hectares presently held 100% by our subsidiary, Bolivex S.A.   The Walter Mining Group concessions (910 hectares) were acquired by Bolivex from Minera Walter S.A. under a deed of transfer dated November 1, 1994, for a purchase price of US$500,000 (final payment completed in August 1998).  Patricio Kyllmann, our director, is also the President and a shareholder of Minera Walter S.A.  The Walter property is subject to a royalty payable to Minera Walter S.A. as follows: a 2% net sales royalty (defined as gross sales less the cost of smelting and sale) if the price of gold is up to US$500.00/ounce and 3% if the price of gold exceeds US$500.00. Patent fees of approximately US$1.00 per hectare must be paid annually to maintain the mining concessions.

WARA WARA PROPERTY

The Wara Wara Property is located in the Altiplano region of southwestern Bolivia, at an elevation of 3,800 m (12,500 ft) and approximately 80 km east of the city of Potosi, where the world’s largest silver deposit, Cerro Rico is situated.  Our exploration objective is to identify bulk-tonnage zinc-lead-silver mantos or sedex type ore bodies within the old Wara Wara mining district.   The property is positioned in a geologic/metallogenic belt that extends into Bolivia from northern Argentina.

Sampling the dumps of old workings on the Wara Wara property revealed that the grade of ore mined probably ranged between 15-25% zinc, 5-25% lead, 70-300 grams/metric ton silver, along with 2-5% copper from several mines where chalcopyrite locally occurs.  The workings are generally associated with narrow irregular veins, veined zones, and related localized mantos replacement within favorable stratigraphic intervals. The vein and mantos zinc-lead-silver mineralization occurs in a Silurian-Ordovician sequence of gray siltite and shale with prominent quartzite layers.  These prominent quartzite layers within the stratigraphic sequence are strongly altered (silicified with calc-silicate minerals) and mineralized with sphalerite and galena.

From 1996 through 2000, we conducted small exploration programs involving surveying, geologic mapping, sampling, geochemical analysis and 26 line-kilometers of IP geophysical surveys to advance the Wara Wara prospect.  A large IP chargeability anomaly, 3,000 meters long by 600 to 1,200 meters across, discovered within the concessions possibly represents significant zinc-lead-silver sulfide mineralization at depth.  No exploration has been conducted on the Wara Wara property since 2000.

The numerous drill targets on the Wara Wara property need to be further evaluated to better understand the depth position/dimensional extent of sulfide mineralization and possible complicating post-mineral faults.  This will also help in prioritizing the targets in order of importance.  We are eager to advance the Wara Wara prospect through a ten hole drill program, therefore a joint venture or private placement funding is being sought with major mining companies.  The Wara Wara Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Wara Wara property consists of 3,875 hectares owned 100% by our subsidiary, Emibol S.A.  The El Dorado concession (500 hectares) was acquired for US$500 pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A.  The Salvadora concession (46 hectares) was acquired from Careaga et al for US$9,000 pursuant to sale/transfer contract dated September 30, 1996.  The balance of the property was acquired by staking.  The property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees of between approximately US$1.00 and $2.00 per hectare must be paid annually to maintain the mining concessions.

YARETANI PROPERTY

The Yaretani Property is located in the Altiplano region of southern Bolivia.  The prospect is approximately 10 airline kilometers south-southwest of Atocha and 11 airline kilometers west of the railroad station of Escoriani.  Access to the property from Potosi takes seven hours via dirt road through Uyuni and Atocha.  Surface elevations of the prospect area range from 13,590 feet (4140 m.) to 14,440 feet (4400 m.).  Wide mineralized/altered fault zones trend northwestward across the property at elevations below 14,440 feet (4,400m.).  The relatively gentle nature of the prospect area is well-situated for development of a large mine.  The surrounding area is more than adequate for necessary infrastructure for a large mining operation.  Adequate water for a mining operation is available from nearby rivers and basins.  High-tension electric power lines of the Bolivian national grid are 11 kilometers from the property.  The national railroad line from Uyuni to Tupiza is only 15 kilometers by road from the property to the rail station of Escoriani.

The exploration target at the Yaretani Property is sediment- and shear-hosted gold and antimony.  Gold and antimony are stratabound in folded units of black shale and siltite.  Shear-hosted gold and antimony occurs in two distinct structures as stockwork veining and disseminated in black shale. This gold-antimony sulfide bearing zone comes to surface as two parallel zones, the Salamanca Zone and the Triunfo Zone.  Veins and stockwork veining in this sulfide-rich shear were exploited for their high grade gold (10 to >30 grams/tonne) in numerous old shafts, tunnels and pits which are scattered along the 2.5+ kilometer surface trace of the zone.

In 1996, we completed a 2,288 meter drill program on the Yaretani property.  Stratabound (sediment-hosted) gold mineralization was discovered in two drill holes and in the old 100 meter-long Condor #2 Tunnel where samples of the shale/siltite from the tunnel’s dump grade from 2.5 to 3.5 grams of gold per tonne.  Drill Hole 1A on the Salamanca Zone intersected stratabound mineralization at a drill depth between 187.7 and 200.8 meters.  The interval averaged 0.684 grams of gold/tonne over a true width of 10.3 meters including 1.735 grams per tonne over 2.83 meters.  Approximately 2000 meters northwest of Drill Hole 1A, Hole 4A intersected three closely spaced zones of sediment-hosted sulfides between a drilling depth of 31 to 67 meters.  This 37 meter interval averaged 0.61 grams gold per tonne including a 10 meter interval from 43 to 52 meters averaging 1.65 grams gold per tonne (0.052 oz./t).  We have not conducted any exploration on the Yaretani property since 1996.

Additional drilling is required to test for near surface, shear-hosted or stratabound gold exploitable by open-pit methods.  This program is subject to the availability of financing and/or an agreement with a joint venture partner.  The Yaretani Property is without a known body of commercial ore and our activities to date have been exploratory in nature.

The Yaretani property consists of approximately 2,280 hectares held 100% by our subsidiary, Emibol S.A.  We paid a total of US$79,600.00 in option and purchase payments under the Montano Option (dated October 20, 1994) to acquire the Yaretani Mining Group concessions, covering a 425 hectare portion of the property.  Three additional concessions comprising approximately 295 hectares (San Alberto, Sucesivas San Alberto and Segundas Sucesivas San Alberto) were purchased for

the sum of US$50,000.00 from A. Sivila et al by registered deed signed October 27, 1995 and registered December 7, 1995.   The balance of the property (1,600 hectares) was acquired pursuant to a Purchase and Sale Agreement dated April 8, 1996 between Eduardo Martinez et al and Emibol S.A. for the purchase of the Rosario concessions for the sum of US$1,600.  The Yaretani property is subject to a net smelter royalty of an aggregate of 0.6 % payable to Robert Kell, Front Range Exploration Corp., and El Roble S.A.  Patent fees ranging between approximately US$1.00 to $2.00 per hectare must be paid annually to maintain the mining concessions.

Area Of Interest Agreement For Silver Exploration In Chile

In addition to the Mineral Properties summarized above, during 2005, we entered into an “Area of Interest” (“AOI”) Agreement with SilverCrest Mines Inc. (“SilverCrest”) to facilitate joint exploration for silver deposits in Region III of Chile.  Through our exploration efforts in Chile over the past number of years, we have accumulated a valuable database of prospects, geological information, expertise and local connections.  This agreement (dated November 7, 2005) could enable SAMEX to utilize and advance these assets more effectively.  This provides an opportunity to compliment our own exploration efforts in Chile by working jointly with SilverCrest throughout the area of interest (approx. 70,000 square kilometers) which hosts the most important historic silver-producing areas of Chile.

Under the terms of this three-year agreement, SAMEX is to  help initiate and support SilverCrest’s exploration efforts in Chile by presenting three properties of merit per year to SilverCrest for consideration (SAMEX fulfilled this for the first year of the agreement).  In return, SilverCrest is to pay SAMEX US$150,000 consisting of four equal payments of US$37,500 over three-years.  SilverCrest made the first payment of US$37,500 on December 5, 2005.  (At December 31, 2007, the second payment had not been received, as SilverCrest has requested the opportunity to possibly re-negotiate certain terms of the agreement).   Under the original terms of the agreement, SilverCrest has the right to earn up to a 51% interest in any property presented by SAMEX by entering into an Option Agreement and spending US$500,000 over three years on each respective property it elects to option.   Within six months of earning a 51% working interest, or, upon SAMEX expending $125,000 as part of its 49% interest, which ever comes first, SilverCrest would have a further right to increase its working interest to 70% by paying SAMEX US$250,000.   SAMEX may elect to convert its remaining 30% interest into a 3.5% net smelter return royalty (“NSR”), 1.5% of which, SilverCrest may purchase for US$1,000,000.

Under the “Area of Interest” Agreement, SAMEX also has a back-in right to earn a 25% working interest in any property generated by SilverCrest on which they have spent US$250,000, by paying 25% of SilverCrest’s expenses to that point.  At SAMEX’s discretion, this 25% working interest may be convertible to a 2.5% NSR, 1% of which SilverCrest may purchase for US$1,000,000.  This agreement is seen as a constructive way to leverage each company’s individual exploration efforts through the synergy of blending expertise, human resources and finances.

NEWS RELEASES

News Release No. 1-07 dated February 20, 2007

IP GEOPHYSICAL SURVEY SIGNIFICANTLY EXPANDS TARGET AREAS - INCA PROJECT, CHILE - SAMEX has completed a large (30.6 km) geophysical IP survey at its INCA Project, Chile with the objective of electrically mapping out the target zones.  Results of the IP survey are very encouraging.  Based on these results, SAMEX has significantly increased both the size of target areas and its confidence in its porphyry copper model for the Property. (See SAMEX website www.samex.com).

As indicated in prior news releases (News Releases 10-06; 12-06 and 13-06), the INCA Property has been the subject of a variety of mining and exploration activities including open-cut mines, shafts, underground workings, drilling and limited IP surveys.  This information provided SAMEX with good geological controls, which significantly improved interpretation of the IP data.  Results of the IP survey show a strong correlation between IP results and the known occurrence of primary copper-sulfide mineralization.  The survey clearly outlines the larger copper mineralized centers at Manto Cuba-San Pedro, Delirio-Tucumana and Providencia and indicates that extensions of these zones continue laterally and to depth, significantly expanding original targets and identifying new targets concealed beneath cap-rock and gravel cover.

By integrating length and depth measurements determined from the IP data and from mapping the surface trace of the mineralized/altered zones, the dimensions of the zones are permissive for targets with volumes cumulatively totaling from 860 million to more than one billion tonnes. If grades can be shown to correspond to historic data, anticipated grades of primary copper-sulfide mineralization might range from 0.65% to 1.0% Cu, with credits of gold and molybdenum.  Although the IP pseudo sections indicate mineralized zones likely extend in places to 500 meters and are open ended at depth, these estimated target sizes are calculated based on assumed thickness/depth range of only 200 to 250 meters.  Accordingly, actual target sizes may significantly increase if further exploration shows mineralization extends to greater depths without significant changes in grade.

These potential target sizes and grades are based on models developed by the Company using available geological and geophysical information which, although thought by the Company to be a reasonable explanation for the occurrence of identified mineralization in the INCA area, has yet to be proven by drilling and other exploration activities. The potential quantity and grade of the targets is based on geological models which are conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain that further exploration will result in the targets being delineated as mineral resources.

TECHNICAL REVIEW

Historical Mining Activities at INCA - The INCA property has been the subject of exploration and small-scale mining activities for more than fifty years.  These activities were concentrated around five small open cut workings in the Manto Cuba, San Pedro, Delerio, Tucumana, Providencia areas, as well as several mine shafts (ranging from 60 to 300 meters deep) and underground workings in the Matilde-Puntilla, and Concepcion-San Antonio areas.  Past mining and exploration activities focused on the identification and production of oxide- and high-grade secondary enriched copper ore, but also encountered primary copper-sulfide mineralization, which has been the focus of SAMEX’s exploration efforts to date.

Primary Copper-Sulfide Mineralization at INCA - Historical workings on the Property include shafts at Manto Cuba-San Pedro, Providencia and along the parallel Matilde-Puntilla, and Concepcion-San Antonio veins systems which were sunk to access oxide and high-grade secondary enriched (chalcocite) and primary chalcopyrite-vein and breccia-hosted ore.  No disseminated type primary copper-sulfide ores have ever been produced by historical mining on the property.  However, dump material from these shafts include samples comprised of potassic- or sericitic-altered intrusive rocks and in-fillings to breccia containing primary copper-sulfide mineralization comprised of chalcopyrite and bornite disseminated and as veinlets.  Limited core and churn drilling at Manto Cuba in 1971, and at Tucumana, and Deliro in 1991 (which was again focused on identifying additional oxide copper and secondary enriched copper ore) intersected disseminated, primary copper-sulfide mineralization (with little or no pyrite) in sericitic and potassic-altered rocks to vertical depths open-ended beyond approximately 150 meters.

The mine workings at INCA are located on various exposed parts of well-mineralized and strongly altered, breccia pipes/bodies, fractured zones, and vein systems that are structurally controlled and cross cut propyltically altered granodiorite country rock.  These features are common to the very upper part of a porphyry copper system suggesting that the intrusive centers and surrounding altered rock hosting the bulk of disseminated-type, primary (hypogene) copper-sulfide mineralization should be present beneath capping rock and could be extensive throughout parts of the INCA Project area.  This conclusion is further supported by an analysis of available data from past exploration activities on the Property.

Historic Exploration at INCA - Although historical mining and exploration activities focused on identifying secondary enriched (chalcocite) and primary chalcopyrite-vein ore, this historical work has proven valuable in identifying the existence of disseminated type primary copper-sulfide mineralization located under the secondary enriched mineralization and in helping to develop and support the proposed geological model.  These results are summarized below.  Except where otherwise expressly noted, the assays and exploration results referred below are based upon historic data which, although thought to be accurate, have not been independently verified by SAMEX and will need to be confirmed by further exploration.

Drilling At Manto Cuba - At Manto Cuba in 1971, an ENAMI churn-drill exploration program was carried out principally in search of secondary, oxide- and high-grade enriched sulfide-copper ore beneath the floor of the open cut.  Some core drilling was carried out toward the end of this program.  The entire database of maps, drill sections, detailed core logs, all assay results, specific gravity measurements, and supplementary petrographic work for the Manto Cuba-San Pedro drilling comprises a massive, three-volume, Master’s thesis prepared by Francisco Ortiz and which was published in 1974 at the Universidad de Chile-Santiago, Chile (Ortiz, 1974).    From this data, it was learned that most churn holes were stopped after 5 or 10 meters after drilling through enriched secondary ore even though the top of primary copper-sulfide mineralization had been intersected.  Some 17 of the churn holes could not make it all the way through the thickened parts of the enriched zone and had to be deepened via core drilling to make complete intersections; and three additional deeper core holes were also drilled.  In total, five of these core holes were drilled 50 to 70 meters well down into upper part of primary copper-sulfide mineralization.  All but one of the 20 churn and core drill intersections into primary copper-sulfide mineralization were assayed.  Examination of the old assay data for these 19 drill holes for the part of the intersections through primary copper-sulfide mineralization found a range in copper grade of 0.11% to 2.06% Cu I (insoluble), and that the average grade is 0.77% Cu I.  In north-south oriented cross section, these holes appear positioned closely spaced across the north margin of a body of unknown size of primary copper-sulfide mineralization (from cross section after Ortiz, 1974).  Using a 0.5% Cu T grade cut-off defined along the lower grade margin (?) to this body, the average grade is raised to 0.96% Cu T with a drilled thickness that increases southward from 50 m. to +70 m. (open-ended at depth).  Vertical depths into the top of the primary copper-sulfide mineralization for the holes range from 44.0 to 106.0 meters.  Fortunately, the split BX-sized core from some of these deeper holes at Manto Cuba was found preserved intact. The primary copper-sulfide mineralization in this core is disseminated, fine-grained, chalcopyrite and/or bornite with sparse pyrite and is hosted by potassic- and sericitic-altered granodiorite and younger porphyritic intrusive rocks. The core is currently being re-logged by Dr. W.W. Atkinson, a recently retired professor of economic geology at the University of Colorado, who is investigating the features/controls of the primary copper-sulfide mineralization.

Tucumana and Delirio - Primary copper-sulfide mineralization similar to that found at Manto Cuba was intersected by several of the small number of inclined core holes drilled in 1991 beneath the Tucumana and Delirio open cuts.  Split core preserved from one of these holes contains disseminated bornite and chalcopyrite of similar character to that seen in the Manto Cuba holes.  Only a summary of assay information as grade/width intervals posted on a cross section has been found for this hole and it outlines the bornite-bearing interval as averaging 1.04% Cu T and 1.0 g/mt Au over a 47-meter length (Olcay and others, 1991).  Below this interval, sporadic copper-sulfide mineralization continues to the bottom of the hole (215 meters/176 meters vertical depth beneath the surface), but was apparently not systematically sampled and assayed.

Matilde-Puntilla and San Antonio-Concepcion Vein Zones - Dumps to shafts at Matilde, Puntilla, and Concepcion are comprised of considerable amounts of primary sulfide mineralization in the form of pyritiferous sericitic-altered granodiorite with variable amounts of disseminated and veinlet chalcopyrite and some accessory molybdenite.  Samples of this dump material from these locations show a range in grade from 0.25% to 1.75% Cu T with an erratic anomalous gold content, but SAMEX’s sampling is insufficient to speculate on what the possible average grade might be.  One ENAMI report (Bordones, 2000) shows that monthly, small, high-grade shipments of 23.4 to 68 metric tons of chalcopyrite-rich vein material were made over a six-month period in year 2000 from the lowest-level of the 300-meter deep Puntilla shaft and the shipments ranged from 3.2% to 6.8% Cu I (insoluble) with credits in silver (17.3 to 47.1 g/mt) and gold (0.75 to 2.58 g/mt).  In the same report, for the near-by Matilde shaft, a series of one-meter length chip sampling along a drift at a level of 50-meters depth along primary copper-sulfide-mineralized wall rock gave a range of values of 0.68% to 1.31% Cu I consistently with low-level credit amounts of 0.2 to 0.3 g/mt Au and 4 to 8 g/mt Ag.  The 0.5 meter-width vein sampled from this level runs 6.14% Cu I with 0.7 g/mt Au and 14 g/mt Ag.

IP Survey

Background - As announced earlier (News Release No 12-06, Dec 5-06), an IP survey conducted by a third party in 1991 indicated a large anomaly which appeared to be centered over primary copper-sulfide mineralized veins exploited by historical mining shafts to depth of around 300 meters (Puntilla, Matilde, Concepcion and San Antonio zones) as well as a second anomaly in the area of certain historical small open cut mine workings located at higher elevations in the Barraza, Manto Cuba, San Pedro zones on the Property.  Based on the above historical information and its own exploration efforts, SAMEX concluded the anomalies might be associated with larger quantities of deeper seated disseminated and veinlet primary copper-sufide mineralization.

With this information and understanding, the decision was made to electrically map out the extent of the primary copper-sulfide mineralization as fully as possible with a frequency-domain IP survey in order to better carry out the future planned exploration drilling along the various target zones.  The purpose of the IP survey was to aid in planning the exploration-drilling program by electrically mapping out the extent of primary copper-sulfide mineralization over the +12 square kilometer area encompassing the target zones which are mostly concealed beneath propylitic and clay-altered granodiorite cap rock.

As an initial step, SAMEX decided to replicate the historical IP survey to confirm and verify its results.  As previously announced (News Release No 13-06; December 21-06), results from two initial lines of IP (+5km) provided sufficiently encouraging results that SAMEX decided to significantly expand the program to a total of 30.6 Km (26.6 km @100m spacing and the balance @ 200m spacing).

Structure, Orientation and Geological Controls - The expanded IP survey consisted of six lines of frequency-domain IP covering a total of 26.6 line kilometers.  These lines were spaced at 350 meters apart with the eastern-most line (Line 6) spaced further out at 650 meters.  The lines were oriented in a northeast-southwest direction across the west-northwest and east-west trends of the principal copper-mineralized zones. An “A” spacing of 100 meters was used and this allowed an effective vertical search depth ranging from just over 200 meters to 500 meters. IP lines (i.e. Lines 1, 2, and 6) were purposely run over, or very near, mine workings and old core drill hole locations.  These controls have allowed interpretation of the IP data with a fair level of confidence in tracing out the zones from one line to the next, projecting the zones to depth, and determining if the zones expand outward at depth.   This approach also ensured that the IP phase and resistivity readings could be readily related to known rock types, alteration zones, sulfide mineralization (i.e. overall abundance, mineral type, and relative abundance of chalcopyrite-bornite versus pyrite).

Results of Survey - The IP survey proved to provide very good results; in part because of distinct phase and resistivity contrasts which exist between alteration rock types and presence/abundances of sulfide mineralization; but also good geologic control provided by widespread outcrop, accessible shallow open-cut mine workings, dumps to shafts exploiting vein systems, and some old core drill holes which tested beneath several open-cut mines.  The survey results provide parameters for better establishing the full length and depth extent of the target zones and indicate whether the sulfide mineralization might, in places, expand outward at depth.  The results also help to estimate the thickness of capping rock and roughly predict the drilling depths that will be required to penetrate into the top (roof) of the copper-sulfide mineralization.

The basis for the interpretations of the IP survey from results along Lines 1 and 2 are summarized in Tables 1 and 2 of a more-detailed summary posted on the SAMEX web site (www.samex.com).  Graphical interpretations for the results in pseudo section form also can found on the web site.  Table 3 of the technical summary shows, that based on the IP survey results, the measured lateral and depth extent of the primary copper sulfide-mineralized zones appears to be considerable, in some areas the mineralization may expand significantly with depth, and that the cumulative target size could be quite large.

CONCLUSION

The IP Survey is strongly supportive of the porphyry copper model previously advanced by SAMEX and indicates large target areas of mineralization at depth with cumulative volumes ranging from 860 million - to more than one billion tonnes, which may be significantly increased if mineralization can be shown to extend to depths greater than 250 meters and expands outward between the zones.  Although grade cannot be determined accurately at this time, if grades discovered with future exploration prove to be comparable to historic data, the anticipated grade for this mineralization should range from 0.65% and 1.0% Cu, with credits of gold and molybdenum.  While the quantity and potential grade of mineralization cannot be accurately determined at this time without further exploration, the results confirmed by this survey are greatly encouraging of the exploration efforts undertaken by SAMEX to date on the INCA Property.

Additional technical details concerning the INCA IP Survey are posted at the SAMEX website at www.samex.com under the heading ”IP Survey Technical Information - INCA Project, Chile”.  The additional information includes: Purpose of IP Survey, Specifics of IP Survey, Factors Considered When Interpreting the IP Survey Results, Nature of Sulfide Mineralization, Interpretation of IP Survey Results, Table of Estimated Size of Target Zones and maps, pseudo-sections and graphical interpretations.

News Release No. 2-07 dated February 23, 2007

PRIVATE PLACEMENT- SAMEX has arranged a private placement of 5,800,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.80 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company is a placee for 200,000 of the units.  A 7% finder’s fee will be payable on a portion of the placement.  The private placement is subject to regulatory acceptance.

OPTIONS GRANTED - Pursuant to the Company’s Stock Option Plan, SAMEX has granted options to directors and officers of the Company on an aggregate of 1,295,000 shares at a price of $0.84 per share.   The options have a ten-year term which will expire February 23, 2017.

News Release No. 3-07 dated March 21, 2007

PRIVATE PLACEMENT COMPLETED - SAMEX has completed a private placement of 5,742,500 units at a price of $0.80 per unit (originally announced as 5,800,000 units in News Release No. 2-07 dated February 23, 2007).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.00 per share if exercised at any time during the two year term of the warrant which expires March 16, 2009.  The units (5,742,500 shares and 2,871,250 warrants) have been issued and are subject to a four-month hold period until July 17, 2007.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  A director of the Company was a placee for 200,000 units.  The Company paid 7% finder’s fees ($253,400 in aggregate) to four separate parties for their assistance in placing portions ($3,620,000 in aggregate) of the private placement.

News Release No. 4-07 dated May 2, 2007

SAMEX OPTIONS ADDITIONAL CONCESSIONS AT INCA PROJECT, CHILE - SAMEX has signed an option agreement to purchase additional mineral concessions situated within the INCA project area in Chile.  Under the option, SAMEX can purchase 100% interest in mineral concessions covering 21 hectares by making option payments totaling the Chilean peso equivalent of US$180,000 over two years as follows:

i)

US$50,000 upon signing the Option Agreement (which has been paid);

ii)

US$50,000 by April 9, 2008; and

iii)

US$80,000 by April 9, 2009.

There is no royalty payable on these concessions.

Since recognizing the potential of the INCA project area and surrounding district, SAMEX has been systematically acquiring mineral concessions in the area by staking, purchase at government auction, or option-to-purchase agreements.  The Company holds rights to more than 11,500 hectares of mineral concessions at the INCA project.

Over the past several weeks, bulldozer trenching and road-building has been in progress at the INCA project in preparation for the up-coming exploration drill program.  SAMEX is conducting exploration at the INCA project with the objective of discovering large porphyry copper-gold-silver-molybdenum deposits.

News Release No. 5-07 dated May 7, 2007

PRESIDENT’S LETTER TO THE SHAREHOLDERS, 2006 ANNUAL REPORT, ANNUAL GENERAL MEETING - To Our Shareholders: 2006 was a year of “preparation”, preparation for possibly the most significant development in the Company’s history - advancing the “INCA” project through the discovery phase.  This has been a huge undertaking for our small, but focused staff, and has tested our “metal” in many ways.  I’m pleased to report that I believe we’re coming through in tremendous shape.

To help put this effort in perspective it is important to understand our overall approach to mineral exploration.  We are not a typical junior in our thinking. Nor are we focused on any one metal, ie. only gold, or just silver, or copper/zinc, which in our opinion is far too restrictive an approach thereby limiting one’s potential.  For example, by being at the right place at the right time, we observed CODELCO drilling a newly discovered porphyry copper ore body and quickly recognized the potential of the surrounding district and particularly the adjacent properties.  As a result, we immediately seized the opportunity and began the process of acquiring and exploring what is now the INCA project.  Specifically, we are hunting for “company making” discovery successes in a region of the planet blessed with many such examples!

We have always tried to think big, really, really BIG.  In fact, I believe it’s fair to say that we are trying to compete against the largest mining/exploration companies in the world.  While we attempt to work to the same rigorous exploration criteria as the bigger companies, we operate with a much tighter focus – and probably 1/10th the staff and annual budget of most of them.  This is no small feat, and of course the debate in the market place is centered on the question; “are we competing successfully?”  I firmly believe that we’ll answer this question shortly as we gear up for phase one drilling at INCA, Chile.

One of my highlights this past year occurred during a boardroom presentation of our INCA project to a major mining/exploration group when the President complimented our VP Exploration, Rob Kell and our SAMEX team as ranking in the top 5% of the junior exploration companies he reviews for quality of projects and style of exploration approach.  Of course we have to translate that recognition, and your patient support and funding into a bottom line success.  I believe that we have the fundamental ingredients to deliver.

Metal prices this past year have been a mild drag on investor enthusiasm for exploration, with copper probably receiving the award for the “most unloved” (read ignored) metal.  Yet we are of the conviction that all the metals (including copper) have further to go on the upside and surprises are more likely to be of a positive nature rather than disappointment.  This backdrop of rising metal prices though, has also brought with it challenges relating to higher operating costs, contractor availability and staffing.  Fortunately, Chile has such a huge mining emphasis already built into their economy that these pressures are expected to be manageable during our very busy year ahead.

Lastly I want to thank all our very longstanding shareholders, many of whom call or drop an email of encouragement from time to time and others who continue to help fund our exploration efforts.  Your continued support is very much appreciated and never taken for granted.  We all deserve a huge win!

“Jeffrey Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 31, 2007 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2006 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

News Release No. 6-07 dated June 26, 2007

SAMEX APPOINTS INVESTOR RELATIONS REPRESENTATIVE - SAMEX has retained Brazen Financial Corp. of North Vancouver, British Columbia, as Consultant to provide investor relations services for the Company pursuant to a Consulting Agreement (the “Agreement”) dated for reference June 22, 2007.  Brazen Financial (the “Consultant”) is a corporation owned and controlled by Mr. Jamie Punt and Ms. Gabriella Poato.  Mr. Jamie Punt is the key employee of the Consultant and will provide the services to SAMEX on its behalf.

During the past 15 years Mr. Punt has provided investor relations and corporate communications for public resource companies including several years with SAMEX (1996 to 1997).  He has also provided administration, management and corporate development services for a private resource company from the resource delineation stage through to mine production and successful product marketing.

As a condition of the Agreement the Consultant will be entitled to receive incentive stock options to purchase 200,000 common shares of SAMEX at a price of $0.85 per share for a term of five (5) year(s) or the expiry of the Agreement or any extension thereof, if earlier.  Such options will be subject to quarterly vesting provisions and certain other conditions.  The Agreement will continue in effect for a period of 18 months commencing on June 22, 2007.  The Consultant will commence on a three-quarter time basis, moving to full time during the first 9 months of the Agreement.  The Consultant is entitled to a fee of $7,500 per month (on a three-quarter time basis) increasing to $10,000 per month (full time), plus re-imbursement of approved expenses.

The Consultant will assist with general investor relations services for SAMEX, focusing on continued development of the Company’s relationships with brokers, analysts and fund managers, together with such other activities as may be determined by the Company from time to time.  SAMEX is pleased to again have Mr. Punt involved in its investor relations activities, particularly in light of the up-coming drilling at the Company’s copper-gold-moly INCA project in Chile.  Blasting and bulldozer work is nearly complete on the access roads and drill pads being prepared for the phase-one drill program that is expected to begin in early July.

News Release No. 7-07 dated July 24, 2007

DRILLING AT INCA PROJECT, CHILE - Drilling is now underway at the INCA project in Chile with the objective of discovering large porphyry copper-gold-molybdenum-silver deposits.  SAMEX plans to drill approximately 25 core holes totaling 10,000 meters of drilling in this first-phase program.

Historically, the INCA project area has been the center of small mining activity primarily for production of oxide-copper and some secondary enriched copper sulfide ores.  These mineralized occurrences are the typical high-level expression to possible deeper seated, source porphyry copper intrusions of likely much larger size with significant upside exploration potential.  The Company’s objective is to explore beneath these oxide copper mines for substantial deposits of primary copper-sulfide ores with important gold, silver and molybdenum credits.  The drilling is designed to focus on expanding the known occurrences of primary and secondary enriched copper-sulfide mineralization which was encountered by previous mining/exploration activities.

The INCA project is also favorably situated from both a geological and a logistical perspective, being very close to important transportation routes, power lines and general mining infrastructure. Also of importance, in 2005, Chilean national mining company, CODELCO discovered a 350-million-ton porphyry orebody (Cu, Au, Mo, Ag) on their property adjacent to the INCA project.  The INCA project is situated eight kilometers northeast of “Inca de Oro”, historically the most prolific gold producing district in Chile and 62 kilometers southwest of CODELCO’s El Salvador porphyry copper mine (0.97 billion tonnes of 0.63% copper, in production since 1959 with about two years of mine life remaining).

Blasting and bull-dozer work is on-going at the INCA project preparing additional access roads and drill pads.  The first-phase drill program is expected to take several months to complete. Additional news releases will provide updates on the exploration progress and results.

News Release No. 8-07 dated August 17, 2007

SAMEX CASH INVESTMENTS NOT EXPOSED TO LIQUIDITY PROBLEMS - Recent media reports have headlined the disruptions in global credit markets and concerns that repayment of some short-term investments may be delayed because of a liquidity crisis.  To alleviate concerns over the redemption of invested funds, SAMEX is pleased to report that its working capital and investments of excess cash are not exposed to this liquidity problem.  The Company’s excess cash is invested in a short-term investment certificate with the Bank Of Montreal which has confirmed that the total amount of invested funds are immediately redeemable at any time.  The principal amount and interest on this certificate are unconditionally guaranteed by the Bank of Montreal which is one of the largest chartered banks in Canada.

NO EXPOSURE TO JOINT VENTURE RELATED NON-RECOURSE LOANS - In response to frequent inquiries from investors concerning potential exposure to non-recourse loans, SAMEX confirms that there are no major company joint ventures or non-recourse loans on any of the Company’s mineral exploration properties.

News Release No. 9-07 dated October 31, 2007

DRILLING UPDATE – INCA PROJECT, CHILE - In July 2007 Samex commenced a 10,000 meter drill program at its INCA project near Inca de Oro, Chile designed to test copper-gold-molybdenum-silver targets identified from historic small-scale mine workings, surface geologic mapping of mineralized/altered zones and interpretation of IP geophysical surveys.  Drilling has progressed well, resulting in the completion to date of 27 holes totaling approximately 8,000 meters of core drilling.  The remaining 2,000 meters of drilling is expected to take approximately another month to complete, followed by core logging, sampling, assaying, evaluation and interpretation.  The drill program is being conducted by geologist Rob Kell, the Company’s Vice President of Exploration, a “qualified person” pursuant to Canadian Securities National Instrument 43-101.

SAMEX exploration staff is steadily advancing with the detailed process of core logging, splitting, sampling and assaying the drill core.  News updates describing the exploration program results and further technical details concerning the INCA project will be released upon completion of detailed review, evaluation, and interpretation of the compiled information.

Although the INCA property contains a number of historic small-scale mine workings, the property is without a known body of commercial ore and SAMEX activities to date are exploratory in nature.  Readers are reminded that until adequate drilling results have been obtained, reviewed and properly interpreted by qualified personnel, any conclusions as to the nature and extent of mineralization at INCA must be considered speculative in nature.

News Release No. 10-07 dated December 11, 2007

PHASE I DRILLING UPDATE - INCA PROJECT, CHILE - The Phase I exploration core-drilling program at the INCA Project in northern Chile has now completed 10,309 meters over 35 holes, with an average hole length of approximately 300 meters (see map at www.samex.com).  Generally the program was designed to test shallow targets proximal to existing historic mine workings and coincident with IP geophysical anomalies, for areas of stock-work veining, breccia bodies, and disseminated and/or porphyry style copper-gold-molybdenum mineralization.  More specifically the program was set up to test, in systematic fashion, two principal target zones including: the Delirio-Tucumana breccia complex (14 holes) and the Puntilla-San Antonio vein system with a coincident strong IP expression (8 holes).   Other target areas received more cursory drilling attention and these include: San Antonio-Providencia (7 holes), Magallanes (2 holes), Manto Cuba-San Pedro (2 holes) and Jardinera (2 holes).  Lower priority target areas Barraza, Verde Nilo, Vizcacha and the “A, B1, B2, C” zones (east of Delirio-Tucumana) did not receive any drilling in Phase I and remain to be possibly tested in future exploration programs.

Approximately 40% of all the core has been logged, processed and samples shipped to the ALS-Chemex laboratory in Coquimbo, Chile.  Selected intervals of core for duplicate sampling for check analyses are being sent to the ACME laboratory in Santiago, Chile.  Below are brief descriptions of drilling highlights from each target area with accompanying observations.  Detailed core logging, sampling, assaying, evaluation and interpretation work is in progress and updates outlining drilling results specific to each target area will be released as they are completed.

Delirio-Tucumana Breccia Complex - At the Delirio breccia complex, eight holes were drilled, ranging from 200 to 400 meters in length over two section lines spaced two hundred meters apart.  On the western part, near the Delirio mine open-cut workings, the series of holes show that the breccia body to be erratically copper mineralized, with a near-vertical orientation; a width that very gradually diminishes from 170 to 130 meters wide over the 400-meter depth extent so far tested.  The upper 130 meter-thickness of the breccia body contains interesting amounts of oxide-copper mineralization.  Below the oxide zone, moderate amounts of chalcopyrite and minor molybdenite occur with potassic alteration.  The abundance of sulfide mineralization appeared to wane to trace amounts below a depth of 370 meters, only for occurrences of coarse chalcopyrite to begin to re-appear in the last few meters of DDH-D-L1-01.

At the Tucumana mine a smaller +/-200-meter long satellite breccia body, exploited for oxide copper ore, was found at depth to be well mineralized with chalcopyrite, bornite, and some molybdenite (3 holes).  The enhanced mineralization of this breccia may be due to the presence of two events of mineralization and alteration discernable by features in the core.   An early event (1) includes: collapse brecciation, aplite intrusion, and introduction of copper mineralization (chalcopyrite and molybdenite) with potassic alteration plus tourmalinization.  Event 1 was followed by an intrusion up into the breccia pipe of a porphyritic andesite and then the superposition of a second mineralization/ alteration event (2), which resulted in the deposition of bornite, chalcopyrite, molybdenite, related sericite and potassic alteration. The large aplite plug near Tucumana was also found to be variably potassic altered and to contain chalcopyrite mineralization with some accessory molybdenite.  Drilling shows that this plug expands outward at depth.  Its mineralized and altered nature suggests that the aplite is the cause of the first mineralizing event (1).  A late sericitic alteration (event 3), which is controlled along a northeast-trending structural zone, is also chalcopyrite and molybdenite mineralized likely derived from local remobilization of the earlier mineralization.  To the east, the Delirio-Tucumana breccia complex becomes pervasively sericite altered and strongly leached by supergene processes to 200 meters depth. In this area the breccia body has a drilled width in excess of 200 meters (1 hole).

The prospective area of the Delirio-Tucumana complex is quite large measuring in excess of 1000 meters long by 150 to well over 200 meters across and remains open ended in a northeast direction. This very large target area has been little tested by our initial drilling efforts, which show that there is good potential for widespread copper sulfide mineralization at depth.  Drilling results show that the intensity of alteration and copper mineralization may be improving toward the northeast and also at depth in that direction.  Certainly the mineralization/alteration events become more complicated as only one event seems to be present in the western Delirio area while multiple events are apparent at deeper levels and to the east-northeast.  A porphyry source for the second event (2) has not yet been encountered by drilling.  Consideration is being given to re-entering and deepening DDH-D-L1-01 at Delirio, which continuously drilled breccia with erratic copper sulfide mineralization from 130 meters to a depth of +400 meters.

A deeper-seated IP anomaly at the Delirio east area (B1 zone) and continuing northeastward to beneath gravel-covered plains (llano) has not been drill tested and may reflect sulfide mineralization present at depth in the breccia and/or within a porphyry source.  Several outlying IP anomalies located further east of the Delirio-Tucumana breccia complex, which host local tourmaline veining in surface exposures, remain to be drill tested.  Because of Phase I’s limited drilling at the Delirio-Tucumana breccia complex, holes have mostly been from higher elevations and appear to be relatively deep, but actually terminate at depths of no more than 200 meters below the surrounding valleys and plains.

Puntilla-San Antonio - The vein system has been drilled in three areas (Matilde, San Antonio, and northeast of Manto Cuba) and shows increasing abundance of chalcopyrite veinlets eastward (8 holes).  Accompanying the increase in vein abundance is intensifying sericitic alteration as halos to veinlets. These relationships suggest that the mineralizing/altering fluids may have emanated from a porphyry source perhaps concealed beneath the Providencia area.  A tourmaline breccia was intersected near the San Antonio mine and this breccia body is intruded by porphyritic “andesite”, is potassically altered, and contains some bornite-chalcopyrite mineralization in similar style to that at Tucumana.  The abundance of veinlets intersected, so far, in the Matilde and San Antonio areas appears too sparse to comprise possible ore.  The vein system trends, with several fault offsets, toward the Providencia mine area where copper-sulfide mineralized breccia and porphyritic “andesite” intrusions occur and mining has exploited the breccia for oxide-copper and chalcocite-chalcopyrite ore.

San Antonio-Providencia - While drilling along the San Antonio to Providencia vein trend and proximal areas (7 holes), a new mineralized breccia body was discovered. Two drill holes recently completed a test of the vein system positioned roughly midway between the San Antonio and Providencia mines.  This intact segment has a surface dimension of +400-meter strike length and +150-meter width; and the vein system is quite strong with several small tourmaline-quartz breccia bodies.  One of the drill holes passed beneath the vein system, through a significant fault zone, and unexpectedly encountered 130 meters of mineralized (strong oxide-copper, locally some covellite, deeper erratic amounts of chalcopyrite-bornite-molybdenite) breccia.  There is hardly a IP geophysical hint of this breccia body; perhaps, because of the deep oxidation to 200 m. depth. Outcrop of capping rock, though, is laced by oxide-copper mineralized veinlets with sericite alteration halos; a small tourmaline-quartz breccia body is also exposed.

The Providencia mine area has not yet received much exploration drilling (2 holes).  Inclined drill hole PB-L6-01 was drilled from inside the open cut to the southwest and intersected tourmalinite-quartz cemented breccia to a vertical depth of 75 meters below the drill collar (or 86 meters down-hole).  The top 36 meters has abundant oxide copper mineralization, followed by approximately 40 meters of poorly mineralized breccia (likely due to leaching) and an 8 meter (8 meters down-hole, 7 meter vertical) enriched chalcocite zone at the base the breccia (from 76 to 84 meters) before entering weakly sericitized monzonite.

Magallanes - At Magallanes two holes disclosed a pervasively sericite-altered breccia with moderate amounts of chalcopyrite and molybdenite mineralization.  The two drill holes revealed a breccia body that is 60 meters wide in a north-south direction and remains open ended an unknown distance to the west and at least sixty meters to the east.

Manto Cuba-San Pedro - (2 holes) Drilling did not encounter a shallow porphyry intrusion connecting the Manto Cuba breccia pipe to the nearby San Pedro breccia pipe cluster.  The drilling results point to mineralization being constrained within the confines of the breccia pipes.  The larger Manto Cuba breccia pipe strongly warrants future drill testing to test depth extent and grade/width characteristics of bornite and chalcopyrite mineralization encountered by deeper mine workings and limited previous drilling in 1971.

Jardinera - Two holes were drilled beneath the outcropping altered/oxide-copper mineralized porphyritic monzonite, which has been exploited on a small scale for copper and molybdenum via access by a 60 meter-deep shaft.  Surprisingly neither drill hole encountered altered/mineralized rock.  Outlying deeper IP anomalies though have not been drill tested and detailed geologic mapping will be carried out to better evaluate if possibly the outcropping altered/mineralized block is detached along a shallow-dipping fault and slid westward off of the main body.

The Phase I core-drilling program is expanding and enhancing the exploration team’s understanding of important geologic, alteration and structural controls that originally emplaced and/or influenced the project area’s mineralization.  One disappointing result of the Phase I drilling program has been the observation that the IP geophysical surveys are an inconsistent indicator of mineralization.  Further study as to the reasons why and the factors involved are being pursued.  When core logging, sampling, assaying, evaluation, and interpretation work is complete, a follow-up reverse circulation drilling program may be considered to test for additional concealed breccias and vein zones.

News Release No. 1-08 dated February 25, 2008

STRONG COPPER AND MOLY INTERCEPTED AT MAGALLANES, INCA PROJECT CHILE - SAMEX Phase I drilling encountered strong copper and molybdenum mineralization in the two holes drilled to test the Magallanes target located within the INCA project, Chile.  The surface expression of the Magallanes target is a nearly concealed, small breccia outcrop with minor copper-oxide mineralization surrounded by alluvial cover.   A moderate IP anomaly is also coincident over the target area.  Drill hole DDH-MG-01 intersected significant copper (chalcopyrite) over a drilled length of 121 meters, and drill hole DDH-MG-02 intersected significant molybdenite mineralization over a drilled length of 71 meters (see table below and www.samex.com/news/News.html for graphics and glossary of technical terms).

Hole #	From (meters)	To (meters	Width (meters)	Est. True Width (meters)	Cu %	Mo %	Au (g/tonne)	Ag (g/tonne)
MG-01	84.0	205.0	121.0	69.4	0.38	---	0.183	2.97
Incl.	84.0	172.0	88.0	50.4	0.48	---	0.237	3.67
Incl.	102.0	142.0	40.0	22.9	0.70	---	0.309	5.47

MG-02	265.0	336.0	71.0	30.0	0.08	0.080	---	---
Incl.	302.0	334.0	32.0	13.5	0.12	0.147	---	---
Incl.	328.0	334.0	6.0	2.5	0.33	0.329	---	---

Drilling on the Magallanes target was part of a recently completed Phase I drilling program at INCA designed to test numerous targets for copper-molybdenum-gold mineralization under and proximally adjacent to known breccia bodies.  The program also began to test for possible hidden mineralized bodies related to surface vein and alteration features and IP anomalies.  This news release is the first in a series of announcements being compiled from results of the Phase I program.

Magallanes Drilling Results

DDH-MG-01 hit, at relatively shallow depths, a significant mineralized length of copper-sulfide mineralization over a 121-meter drilling length.  The mineralization consists of variable amounts of chalcopyrite (copper-sulfide) and some pyrite, which occur with quartz and tourmaline as in-filling voids between breccia rock clasts.  The breccia clasts are pervasively quartz-sericite altered.  Of the mineralized length of the intercept, the central part ran 0.70% copper over 40 meters with anomalous amounts of gold and silver.

DDH-MG-02 intersected, at greater depth, a significant 71-meter length of molybdenum-sulfide-rich mineralization with only local sporadic amounts of chalcopyrite.  The molybdenum mineralization occurs as abundant molybdenite blebs and grains deposited interstitially to sericite-altered breccia clasts.  Considerable anhydrite and quartz and sparse tourmaline in-fill to the breccia clast are associated with and occur around the molybdenite.  A 32-meter footwall part of the intersection averages 0.147% molybdenum.  The entire 71-meter length averages 0.080% molybdenum.

The different nature of mineralization between the two drill holes may reflect some type of strong metal zoning within the Magallanes breccia – i.e. (a) copper sulfide-rich, western part and upper/central core and (b) molybdenum-rich mineralization present deeper and/or peripheral to the copper sulfide.  Further drilling will be needed to define possible metal zoning patterns.

The two drill holes at Magallanes confirm that the observed IP anomaly outlines an elongated, sulfide-mineralized, breccia pipe that may be in the order of 200 meters, or more, in length.  The drilling suggests that the pipe has steep, sub-vertical walls that very gradually taper from a near-surface width of +/-70 meters to a width of +/-60 meters at 300-meters depth.  The pipe appears to be increasing in width in a westward direction (open-ended).  Sulfide mineralization was found to strongly persist to vertical depths of 300 meters (open-ended).

Both holes are positioned toward what appears to be the eastern end of a west to northwest-trending elongated pipe and coincident IP anomaly.  The IP anomaly at Magallanes is the smallest and weakest within a cluster of untested IP anomalies related to known northwest-trending strong veins and sheeted veins zones of copper mineralization.  Further testing of this target and the accompanying cluster of IP anomalies is highly warranted.  Follow-up drilling on the Magallanes breccia should be designed as a series of fans of holes testing down across various depth intervals of the breccia body.    Several vertical holes should also be drilled to check for the presence of a blanket of enriched-copper mineralization (i.e. chalcocite) perched at very shallow depth just above the sulfide zone.  Several breccia pipes in the Inca Project area with strong sericite alteration were historically mined for enriched blankets comprised of chalcocite + oxide-copper minerals (i.e. Manto Cuba, San Pedro, and Providencia).  Though of relatively small area, these copper enriched blankets can be up to 90 meters in thickness with handsome grades averaging between 3.5% to >5% copper.

The IP anomaly at Magallanes is the smallest and weakest within a cluster of IP anomalies related to known west-northwest-trending strong veins and sheeted veins of copper mineralization nearby at the California and Vizcacha targets (see graphics at www.samex.com/news/News.html).  Historically, these veins have not been much explored, and have, in a few places, been exploited to shallow depths on a small scale for oxide copper and gold.  Drilling elsewhere on the property (i.e. Providencia West - to be reported in a future news release), has found that sheeted vein zones are present in the roof above concealed (blind) mineralized breccia bodies.  Alternatively, the IP anomalies might reflect well-mineralized sections of copper-sulfide sheeted veins zones at depth.  The character of these IP anomalies in the California and Vizcacha target areas suggests that stronger and much larger sulfide-mineralized pipes and/or vein zones may be present at depth.

INCA Project - The Magallanes target hosts one of approximately twelve currently known, variably sized breccia pipes with outcropping, or historically mined copper, molybdenum and gold mineralization. The target breccias are located within the Company’s INCA project area, situated in Region III of northern Chile (see graphics at www.samex.com/news/News.html).  Many of these breccia pipes have sustained episodes of small-scale mining activity over the past 80 years and represent excellent targets for the possible discovery of deeper additional mineralized bodies.  Based on the presence of at least nine untested IP anomalies in covered areas, or where vein and alteration features are present in outcrop, the possibility of discovering additional blind, or currently unknown mineralized bodies is also considered very favorable.

SAMEX President Jeffrey Dahl comments, “We’re pleased with these results which are encouraging, particularly considering this was one of the smaller targets tested as part of our drilling program.  To assist in reviewing the data, we’ve posted a very informative graphical presentation of the results from Magallanes at our website along with a glossary of technical terms.

With the strong exploration activity occurring in the industry, laboratories have significant backlogs of core analysis which have resulted in receiving our assay results at a much slower rate than anticipated.  Core logging and sampling are nearly completed and data is being compiled and readied for additional news releases on a target-by-target basis as geochemical results are received.”

News Release No. 2-08 dated March 3, 2008

ADVANCE ROYALTY PAYMENT MADE ON LOS ZORROS PROPERTY, CHILE - SAMEX has made an advance royalty payment of US$100,000 (in Chilean peso equivalent) in relation to a 209-hectare-portion of the Company’s Los Zorros property in Chile.  The royalty payment is the first of five identical payments that are payable annually for the next four years.  The Company purchased the 209 hectares of mineral concessions in 2006 pursuant to the “Hochschild Option”.  The concessions cover several old small gold workings that exhibit strong potential for the discovery of new resources.

Over several years SAMEX has accumulated more than 7,800 highly prospective hectares of mineral concessions at Los Zorros, which the Company has grouped into seven separate “Exploration Areas”.  The exploration objective at Los Zorros is the discovery of gold, silver and/or copper deposits.  Below is a brief review of several targets within the Los Zorros property:

NORA High-Grade Gold Target where the Company’s Phase I drilling program made a high-grade gold intersection of 15.96 grams/mt gold over 7.66 meters.  Trenching in the Nora area also exposed significant intervals of anomalous gold; Trench TN-9 exposed 130.6 meters with a weighted average of 0.757 grams/mt gold, Trench TN-2 had 90.0 meters with a weighted average of 0.428 grams/mt gold, and Trench TN-3 exposed 117.0 meters with a weighted average of 0.558 grams/mt gold (previously announced in News Release No. 2-05 dated April 5, 2005).

Milagro Mine Gold Target where Phase I drilling intersected gold-mineralized mantos with a gold content ranging from 1.240 grams/metric tonne to 4.140 grams/mt and averaging 2.579 grams/mt gold along with a silver average credit of 15.9 g/mt over a true width of 4.4 meters (previously reported in News Release No. 1-05 dated January 21, 2005).

Milagro Pampa Target where a stockwork-veined, sericite-clay-quartz-altered/pyritized gabbro sill with strongly anomalous copper-gold-silver content was discovered during Phase I drilling.  This suggests that Milagro Pampa may be near the center of an important porphyry mineralizing source (previously reported in News Release No. 14-05 dated December 16, 2005).

San Pedro Mine Gold Target where a small open-pit gold mine within a breccia body was worked in the early 1990’s.  According to the operator, 150,000 metric tons was mined with an average grade of just over 3 g/mt gold.  SAMEX sampling of the breccia exposed in the open-pit, show gold values ranging from 0.05 to 9.5 grams per tonne in 151 rock-chip samples (previously reported in NR 1-04 dated March 25, 2004).

La Florida Gold Target where Phase I trenching and sampling exposed silicified and clay-altered quartz-eye porphyritic intrusion with significantly anomalous gold content including a 138-meter interval averaging 0.405 g/mt (previously reported in News Release No. 1-05 dated January 21, 2005).

The Los Zorros project area contains numerous large and geologically diverse gold-silver-copper targets on a single property holding and thus represents a very important, strategic opportunity for SAMEX.  While we continue our main operational focus on the INCA project, SAMEX is also in the early stages of planning a follow-up phase II exploration program at Los Zorros.

News Release No. 3-08 dated March 28, 2008

PRIVATE PLACEMENT - SAMEX has arranged a private placement of 2,565,000 units comprised of one common share and one-half of a share purchase warrant at a price of $0.60 per unit.  One full warrant will entitle the holder to purchase an additional common share at a price of $0.70 per share if exercised at any time during the three year term of the warrant.  The share/warrant units will be subject to a four-month hold period.  The proceeds of the private placement will be used for expenditures on the Company’s mineral properties and for general working capital.  Finders fees may be payable with respect to a portion of the placement.  The private placement is subject to regulatory acceptance.

“QUALIFIED PERSONS”

News Releases concerning our mineral properties have been prepared by Robert Kell, Vice President - Exploration for SAMEX MINING CORP. and Philip Southam, P. Geo.   Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.  All geochemical analyses were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.

FORWARD LOOKING STATEMENTS

This report includes certain “forward looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein

SAMEX MINING CORP.